

ALPHARMA Inc.

2004 Annual Report

Our Values

- Bias for Action—seizing opportunities and delivering results
- Teamwork—working together to exceed goals
- Courage—leading constructive change
- Integrity—acting on what is right
- Creativity—inspiring new ideas

Our Vision

Through great people, superior processes and innovative solutions, we will be a leading company in making medicine accessible.

Major Products	**Manufacturing Facilities**
Over 130 generic and OTC products Broad range of generic products in a number of therapeutic categories in most major dosage forms including difficult-to-formulate products. Key products include the generic versions of Neurontin®, Cardizem CD®, Xanax®, Motrin® and Rogaine®.	U.S. Baltimore, Maryland; Elizabeth, New Jersey; Lincolnton, North Carolina
Over 650 generic and OTC products Products in a number of therapeutic categories in most major dosage forms including difficult-to-formulate products (extended release and nasal sprays). Key products include a branded product, Pentalong®, the generic versions of Seroxat®, Zocor®, Pinex® and Losec® and OTC and skincare products.	Europe Barnstaple, United Kingdom; Copenhagen, Denmark; Lier, Norway; Vennesla, Norway Asia Pacific Foshan City, Guandong, China; Jakarta, Indonesia
Kadian® brand extended-release morphine product	
10 Key Active Pharmaceutical Ingredients Key products include Bacitracin, Polymyxin B, Vancomycin, Amphotericin B, Tobramycin.	Europe Budapest, Hungary; Copenhagen, Denmark; Oslo, Norway
Over 100 Products Antibiotics, antimicrobials, anticoccidals for delivery in both feed and water. Key branded products include Aureomycin®, Avatec®, BMD®, Bovatec®.	U.S. Chicago Heights, Illinois; Longmont, Colorado; Willow Island, West Virginia; Salisbury, Maryland; Van Buren, Arkansas



Meet Alpha

In 2004, Alpharma's UK operation donated ferrous sulphate tablets to the National Seal Sanctuary in Cornwall, UK. The Sanctuary uses the tablets for seals suffering from malnourishment. In recognition of the gift, the National Seal Sanctuary named one of the rehabilitated pups, "Alpha".

at-a-glance

	Major Markets & Customers	2004 Revenues by Business ($ millions)
Human Pharmaceuticals		
U.S. Generic Pharmaceuticals Key provider of generic pharmaceutical products in the U.S.	Key Markets U.S. Key Customers Wholesalers, chain drug stores and distributors # of Employees: 1,400	$459
International Generics Key provider of generic pharmaceutical products in Europe with a presence in Southeast Asia	Market Presence in over 60 Countries Key Markets UK, Germany, Scandinavia, The Netherlands and Asia Pacific Key Customers Wholesalers, distributors, pharmacy chains and hospitals # of Employees: 1,900	$385
Branded Pharmaceuticals Growing Franchise in chronic pain market	Key Markets U.S. Key Customers Wholesalers, chain drug stores and distributors # of Employees: 225	$ 62
Active Pharmaceutical Ingredients Leading worldwide producer of key active pharmaceutical ingredients	Market Presence in over 60 Countries Key Markets U.S., Latin America and Asia Pacific Key Customers Pharmaceutical companies # of Employees: 430	$143
Animal Health Leading global manufacturer and marketer of pharmaceutical products for poultry, swine and cattle producers	Market Presence in over 50 Countries Key Markets U.S., Europe, Asia Pacific and Latin America Key Customers Poultry, cattle and swine integrators, feed-mills and premix companies, animal health distribution organizations # of Employees: 370	$315

focus areas

financials

Growth

process improvement

people development

compliance



Alpharma Revenue Momentum
(dollars in millions)
1,500
1,200
900
600
300
0
$893
$969
$1,231
$1,297
$1,339
'00
'01
'02
'03
'04



Free Cash Flow*
(dollars in millions)
150
120
90
60
30
0
(30)
(60)
$(58)
$3
$71
$122**
$126
'00
'01
'02
'03
'04

*Operating cash flow less capital expenditure and dividends
**Excludes debt placement fees



Years Ended December 31, (in millions, except per share data)	2004[1]	2003[2]	2002[3]	2001[4]	2000[5]
Profit and Loss					
Net revenues	**$1,339**	$1,297	$1,231	$ 969	$ 893
Operating income (loss)	**$ (223)**	$ 100	$ (24)	$ 26	$ 125
Net income (loss) from continuing operations	**$ (315)**	$ 19	$ (94)	$ (37)	$ 56
Net income (loss)	**$ (315)**	$ 14	$ (100)	$ (38)	$ 55
Share Data					
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	**$ (6.05)**	$ 0.38	$ (1.88)	$ (0.89)	$ 1.50
Net income (loss)	**$ (6.05)**	$ 0.27	$ (2.00)	$ (0.92)	$ 1.47
Average common shares outstanding (diluted)	**52.1**	52.0	49.8	40.9	47.5[6]
Balance Sheet at December 31					
Total assets	**$2,004**	$2,342	$2,312	$2,397	$1,618
Stockholders' equity	**$ 884**	$1,131	$1,010	$ 889	$ 846

[1] Includes pre-tax charges of $279.7 million related to the write-off of goodwill, an asset impairment charge, and severance, as well as an income tax charge of approximately $59.5 million.

[2] Includes loss on extinguishment of debt after tax of $17.3 million ($0.33 per share).

[3] 2002 includes identified transactions of $145.5 million after tax, or approximately $2.90 per share.

[4] 2001 results include identified transactions of $67.1 million after tax, or $1.64 per share related to the 2001 acquisition of F H Faulding businesses, de-leveraging efforts and reorganization, refocus, and other actions.

[5] 2000 results include charges of $6.1 million pre-tax ($4.0 million after tax) or $0.09 per share related to the acquisition of Roche MFA in May of 2000.

[6] Includes shares assumed issued under the if-converted method for the convertible notes.



Dear fellow shareholders:

In 2004, the company recorded major charges that negatively impacted our financial performance and resulted in a diluted loss per share of $6.05. The most significant was a goodwill impairment charge of $260 million that reflects the company's estimated reduction in the fair value of the U.S. Generic Pharmaceuticals business. This business has been under significant pressure due to the lack of new product launches, and intensified competition driven by the increased presence of low cost entrants and authorized generics. In the long-term, we expect that our stepped up investment in research and development, combined with our expanded use of alliances and cost reduction initiatives, will strengthen the financial performance of both our U.S. and International generics businesses.

Outside of our generics businesses, there were positive developments. Prescriptions for our branded product, Kadian® increased 28% as a result of increasing both the quantity and caliber of our branded sales team. Margins in our Active Pharmaceutical Ingredients business continued to be strong, and earnings in our Animal Health business increased due to reduced costs as a result of improved third party sourcing strategies, internal productivity programs, and workforce reductions.

Finally, our continued focus on free cash flow resulted in another record year of free cash flow generation of $126 million, and we ended 2004 with net debt levels below $600 million, a decline of approximately $450 million since the end of 2001.

Progress Against 2004 Objectives

Last year, in my letter to you, I outlined specific objectives for 2004. I would like to update you on our progress against each of those objectives.

Compliance. I am pleased to report to you that we believe we were successful at significantly improving our FDA compliance status in 2004. Our 2004 goal was to substantially complete major elements of our FDA compliance programs in our pharmaceutical plants in Elizabeth, New Jersey, and Baltimore, Maryland by the end of 2004. We achieved this goal, and after an FDA re-inspection in September 2004, we became eligible for new product approvals at our Elizabeth site. In addition, our third U.S. generics plant at Lincolnton, North Carolina was inspected by the FDA in 2004 and no observations were issued.

In 2004, extensive resources were dedicated to Sarbanes-Oxley compliance. Despite tremendous employee efforts across the company, certain material weaknesses precluded Alpharma management from concluding that internal controls were effective at December 31, 2004. In 2005, we will address the weaknesses identified, and Sarbanes-Oxley compliance will remain a key focus area.

Growth. We committed to increasing our investment in research and development in 2004 and our number of new product filings with the U.S. Food and Drug Administration. In 2004, we spent $81 million in research and development, an $18 million increase over 2003 across all businesses. We also achieved our target of ten product filings, a sharp improvement over the four filings we completed in 2003. To accelerate the strengthening of our U.S. and International generic new product portfolios, we entered into an agreement with an Indian firm, Orchid Chemicals & Pharmaceuticals Ltd., to initially develop and manufacture ten products, with launches commencing in 2007.

In our Branded Pharmaceuticals business, we increased our number of sales representatives from 90 to 140 to drive growth and

Hedelina Raqueno, Senior Compounder in Baltimore, MD, identified a potential processing error that resulted in significant company savings and received an award as part of Alpharma's new employee recognition program.



ALPHARMA

also increased research and development. Prescriptions for our branded product, Kadian®, grew 28% in 2004 versus 2003. The synergistic alliance we entered into with MGI Pharma will allow this product to reach an extended physician population, and our Synthon co-promote arrangement will leverage our high caliber sales force.

Operational Excellence. In 2004, we launched a company-wide Lean Six Sigma program dedicated to improved efficiencies in manufacturing, inventory, productivity, and customer service levels. We began to see savings as a result of these efforts in late 2004, specifically in the areas of manufacturing processes and inventory management. In addition, we have rebalanced our employee population, adding resources in focus areas, like our Branded business and compliance functions, and cutting back where we have identified inefficiencies.

Cash Generation. 2004 was another record year in the generation of free cash flow. Our close focus on working capital was a significant factor in this achievement. This financial discipline allowed us to reduce debt levels significantly, and provides us the flexibility to consider investments that will drive future growth.

People. In any organization, communication is key. In 2004, we installed company-wide processes with employees to ensure continual communications with our team regarding company goals, progress, and individual performance. We introduced a rigorous talent resource planning process focusing on strengthening our talent base and ensuring succession.

Looking Forward

In 2005, we have several high priority items we will focus on.

We will continue to invest in and enhance our new product pipeline across all businesses, with both internal resources and external supplemental alliances. We will execute programs designed to drive growth in our promising Kadian® business by further increasing the sales force, adding products and identifying additional synergistic partnerships. And we will continue to use Lean Six Sigma tools to identify and execute on significant opportunities for improving customer service, manufacturing efficiencies, inventory management, and process improvements across the company. Finally, we will implement actions to strengthen compliance with FDA and Sarbanes-Oxley regulations, and reduce debt levels through ongoing free cash flow generation.

Success in new product initiatives and enhanced cost competitiveness are the key to improving the financial performance of our company over time. We believe we have the right people and are strengthening the right processes for long-term success.

Ingrid Wiik
Vice Chairman of the Board,
President and Chief Executive Officer



Leadership Team

Ingrid Wiik
Vice Chairman of the Board, President & Chief Executive Officer

Frederick Lynch
President, Generic Pharmaceuticals

Carol Wrenn
President, Animal Health

George Rose
Executive Vice President, Human Resources & Communications

Robert Wrobel
Executive Vice President, Chief Legal Officer & Secretary

Carl-Åke Carlsson
President, Active Pharmaceutical Ingredients

Matthew Farrell
Executive Vice President, Finance & Chief Financial Officer

Ronald Warner
President, Branded Products & Executive Vice President, Compliance, Intellectual Property & Human Pharmaceuticals Medical & Regulatory Affairs

Financial Table of Contents

In June 2004, the Company submitted written affirmation and annual Chief Executive Officer certification pursuant to Section 303A of NYSE regulations. In addition, the Company's Chief Executive Officer and Chief Financial Officer filed certifications required by Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-KA for the year ended December 31, 2004.

Selected Financial Data

The following is a summary of selected financial data for the Company and its subsidiaries. The data for each of the three years in the period ended December 31, 2004 have been derived from, and all data should be read in conjunction with, the audited consolidated financial statements of the Company, included in Item 8 of this Report. All amounts are in thousands, except per share data.

Statement of Operations Data

Years Ended December 31,	2004[6]	2003[5]	2002[4]	2001[3]	2000[2]
Total revenue	$1,339,480	$1,297,285	$1,230,762	$969,286	$892,977
Cost of sales	806,442	779,676	705,174	591,093	497,300
Gross profit	533,038	517,609	525,588	378,193	395,677
Operating expenses	756,167	418,089	549,799	352,213	271,037
Operating income (loss)	(223,129)	99,520	(24,211)	25,980	124,640
Interest expense	(59,061)	(63,608)	(76,212)	(51,482)	(47,245)
Other income (expense), net	28,592	(16,661)	(55,859)	(11,634)	(1,367)
Income (loss) from continuing operations before income taxes	(253,598)	19,251	(156,282)	(37,136)	76,028
Provision (benefit) for income taxes	61,139	(193)	(62,715)	(543)	19,975
Net income (loss) from continuing operations	(314,737)	19,444	(93,567)	(36,593)	56,053
Loss on discontinued operations	—	(5,611)	(6,094)	(1,109)	(1,188)
Net income (loss)	$ (314,737)	$ 13,833	$ (99,661)	$ (37,702)	$ 54,865
Average number of shares outstanding: Diluted	52,060	52,010	49,814	40,880	47,479[1]
Earnings (loss) per diluted common shares:					
Income (loss) from continuing operations	$ (6.05)	$ 0.38	$ (1.88)	$ (0.89)	$ 1.50
(Loss) from discontinued operations	$ —	$ (0.11)	$ (0.12)	$ (0.03)	$ (0.03)
Net income (loss)	$ (6.05)	$ 0.27	$ (2.00)	$ (0.92)	$ 1.47
Dividend per common share	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.18

1) Includes shares assumed issued under the if-converted method for the convertible notes.

2) Includes results of operations from date of acquisition of Roche MFA (May 2000) and charges related to the Roche MFA acquisition which are included in cost of sales ($1,000), operating expenses ($400), and other, net ($4,730). Charges, net after tax, were approximately $4,026 ($.09 per share).

3) Includes results of operations from date of acquisition of Faulding OPB (December 12, 2001), after-tax charges related to the acquisition of $52,400 ($1.28 per share), after-tax charges for de-leveraging activities of $6,800 ($.17 per share) and after-tax charges for reorganization, refocus and other actions of $7,900 ($.19 per share).

4) Includes charges related to the Faulding acquisition of $5,357, de-leveraging activities of $51,137, charges for reorganization, refocus and other actions of $51,956, and impairment charges of $116,598. Impairment charges include $7,008 related to discontinued operations. Total charges were approximately $2.90 per share.

5) Includes loss on extinguishment of debt after-tax of $17,329 ($0.33 per share).

6) Includes the following pre-tax charges: $260,000 related to the write-off of goodwill, an asset impairment charge related to a facility of approximately $15,500 and severance charges of approximately $4,200. In addition, an income tax charge of approximately $59,500 was recorded for a valuation allowance for net domestic deferred tax assets.

Balance Sheet Data

As of December 31,	2004 Restated	2003 Restated	2002	2001[2]	2000[1]
Current assets	$ 672,072	$ 692,991	$ 671,429	$ 662,521	$ 600,418
Non-current assets	1,331,770	1,649,156	1,641,009	1,734,673	1,017,203
Total assets	$2,003,842	$2,342,147	$2,312,438	$2,397,194	$1,617,621
Current liabilities	$1,040,406	$ 926,145	$ 378,601	$ 345,015	$ 208,639
Long-term debt, less current maturities	10,000	214,340	847,266	1,030,254	504,445
Deferred taxes and other non-current liabilities	69,794	70,926	76,720	133,422	58,851
Stockholders' equity	883,642	1,130,736	1,009,851	888,503	845,686
Total liabilities and equity	$2,003,842	$2,342,147	$2,312,438	$2,397,194	$1,617,621

1) Includes accounts from date of acquisition of Roche MFA (May 2000).

2) Includes accounts from date of acquisition of Faulding Oral Pharmaceuticals Business (December 2001).

3) Balances at December 31, 2003 and 2004 are restated to classify certain long-term debt as current, due to violations of certain debt covenants at December 31, 2003 and 2004, that served to make the associated debt obligations callable. In April and May 2005, the Company has cured all such violations and accordingly, the debt obligations are no longer callable.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

(In millions, except per share data)

Alpharma Entities Defined

Alpharma businesses as defined (for MD&A comparison purposes):

API* —Active Pharmaceutical Ingredients
USHP —U.S. Human Pharmaceuticals, Reported as a segment through 2003; disaggregated into two segments during 2004 (USG and BP). Prior year amounts revised.
BP* —U.S. Branded Pharmaceuticals
IG* —International Generics
USG* —U.S. Generic Pharmaceuticals includes semi-solids and solid dose generic pharmaceuticals
AH* —Animal Health
OPB —The Faulding Oral Pharmaceuticals business purchased December 12, 2001 consisting of U.S. operations "OPB—U.S." and an operation in China—"OPB—China."

*Business segment

Overview

The Company is a global generic pharmaceutical company that develops, manufactures and markets pharmaceutical products for humans and animals. The Company offers a comprehensive range of generic human pharmaceutical products in over 800 tablet, capsule, liquid and topical formulations and dosage forms. In addition, the Company manufactures and markets a line of fermentation-based active pharmaceutical ingredients ("API's") that are used primarily by third parities in the manufacturing of generic and branded products. It also manufacturers and markets animal health products in over 80 formulations and dosage forms. The Company conducts business in more than 60 countries and has approximately 4,200 employees at over 30 sites, in over 20 countries.

The Company's Human Pharmaceutical business is composed of API, BP, IG and USG. The API is a worldwide business which manufactures and sells a range of fermentation based active pharmaceutical ingredients which are used by third parties in the production of finished pharmaceutical products. BP includes the Kadian branded product line. IG is an international generic business primarily in Europe with subsidiaries in Indonesia and China. USG is the U.S. generic business.

The main factors affecting the Human Pharmaceutical business are:

- Generic pharmaceutical markets in the U.S. and internationally are extremely competitive and/or regulated by governments which exerts downward pressure on prices. Competition is expected to increase in most generic markets as Indian pharmaceutical companies seek to increase exports and form partnerships with companies in the U.S. and Europe.

- Success in the generic industry depends on developing, manufacturing and marketing new products, including generic versions of products no longer subject to patent protection. The successful introduction of new products is affected by the timing of introduction. Being first to market can bring significant returns. Introducing a new product after or with a number of competitors generates significantly lower returns. During 2004, the Company launched three new products in the U.S. The number of competitors caused pricing and market share to be significantly lower than expected. The Company increased research and development spending in 2004 to increase filings with regulatory agencies and increase the number of new product introductions. In 2004, the Company filed 10 product applications in the U.S. compared to 4 in 2003. In 2005, the Company plans to file approximately 10 products with the FDA in the U.S.

- Compliance with FDA and comparable international agencies' regulations and guidelines is of paramount importance. Significant costs are incurred and opportunities are lost if corrective action efforts in product manufacture are required. The Company has been negatively affected by corrective action costs in 2004, 2003 and 2002. The Company will continue to spend significant amounts, both internal and external, on corrective actions in 2005.

- Branded and API products offer profitable growth opportunities as uniqueness and marketing efforts can maintain or increase pricing and increase demand. Strong profitability and growth opportunities also can encourage additional competition. Pricing was increased substantially on certain API products in 2003. The Company expects competition in API's in 2005 will cause lower pricing on certain products.

(In millions, except per share data)

The Company's Animal Health business is a global leader in the development, registration, manufacturing and marketing of medicated feed additives ("MFA") for food producing animals including poultry, cattle, and swine.

The main factors affecting the Animal Health business are:

- Agricultural markets have historically had low growth rates. In addition, demand for company products has been and could continue to be reduced by bans or restrictions on the use of antibiotics and human health risks such as "Mad Cow (BSE)" disease and Asian bird flu.

- Production of API's and MFA's from low cost countries such as India and China has increased competition and lowered pricing.

The Company business segments also have significant intangible assets and goodwill which require impairment testing and possible write downs based on triggering events which indicate the carrying amount may not be recoverable (e.g. increased competition, changes in future plans). In 2004, the U.S. Generics business determined its goodwill was impaired due to significantly lower expectations for new product profitability and continued intense competition, among other factors.

The Company's operations as a whole have been affected by the debt incurred through 2001 to make a number of acquisitions.

Commencing in late 2001 and continuing through 2004, Alpharma focused on de-leveraging its balance sheet by converting $212 million of the Company's convertible notes into common stock and reducing additional indebtedness with free cash flow generated through operational efficiencies in the use of working capital and by reducing capital expenditures. 2001 and 2000 were years which included a number of significant transactions which the Company entered into as part of or to finance, its previous acquisition program. No significant acquisitions were planned or completed during 2002, 2003 and 2004.

In addition, in 2002 through 2004, the Company incurred significant charges for reorganization, refocus and de-leveraging which were intended to improve future operations and reduce debt and recognize asset impairments.

The following summarizes significant events and transactions for 2002–2004:

2004

- The Company disaggregated USHP into two reportable segments, USG and BP. The goodwill resulting from the OPB acquisition was allocated between the segments based on the relative fair value at the time of the disaggregation. As a result of significant price declines and other external factors, the USG segment reforecast its 2005 budget and long-term plan, which indicated an impairment of USG's goodwill. The Company has estimated that the impairment is $260.0 million and has included this amount within operating expenses in the fourth quarter.

- In the fourth quarter of 2004, the Company adjusted its deferred tax valuation, primarily to set up a full valuation allowance for all U.S. deferred taxes. This resulted in a charge of $59.5 million.

- The Company purchased the outstanding 50% of Wynco LLC, equity subsidiary and sold the entire company within the first quarter of 2004.

- In the first half of 2004, the Company prepaid $75.0 million of the 2001 Credit Facility's term loans, $32.0 million of mortgage notes payable in Norwegian Kroner and $24.5 million of 5.75% convertible subordinated notes.

- In May and August 2004, the Company amended the 2001 credit facility to allow flexibility in complying with the covenants and permit the repayment of the mortgage notes and the convertible subordinated notes.

- The Company sold its Aquatic Animal Health Group ("Aquatic") in July of 2004 and recorded a pre-tax loss of approximately $10.0 million.

- In the third quarter, the Company was advised by FDA that the USHP Elizabeth plant was eligible to receive new product approvals. Four product approvals were received and three products were launched. Gabapentin, launched as both capsules and tablets, had a significant positive impact on fourth quarter results.

2003

- In the first quarter, the Company prepaid $35.0 million of the 2001 credit facility's term loans.
- In the second quarter of 2003, the Company sold $220.0 million aggregate principal amount of 8⅝% Senior Notes due 2011. The proceeds of the offering, after deducting fees and expenses, were $197.0 million. These proceeds, together with funds available from other sources, were used to repay existing 12.5% Senior Subordinated Notes. The fees paid to the initial purchasers of the Senior Subordinated Notes of $22.2 million were made pursuant to arrangements originally entered into in December 2001. The transaction was accounted for as an extinguishment of the existing Senior Subordinated Notes. As a result, both the fees of $22.2 million paid in April 2003 and the unamortized loan costs of $6.2 million associated with the Senior Subordinated Notes were expensed in the second quarter 2003. The effective tax rate in 2003 was 6.5% due primarily to the tax benefit associated with the expensing of the debt placement fees and unamortized loan costs.
- In the third quarter of 2003, the Company closed the sale of its French subsidiary, Alpharma SAS ("SAS") for approximately $6.0 million. The sale resulted in a pre-tax loss of $4.0 million. The operations of SAS have been reclassified as a discontinued operation. Prior periods have been reclassified to reflect this presentation. All comparisons of results of operations refer to continuing operations and reflect the elimination of SAS.
- In the fourth quarter of 2003, the Company had a program to reduce its workforce which resulted in a charge of $8.7 million and the severing of approximately 175 employees. Additionally, the Company amended its 2001 credit facility to allow for certain asset sales, permit exclusions for restructuring (including the fourth quarter severance) and refinancing charges from EBITDA and amended certain leverage ratios to delay the timing of more restricted covenant requirements.

2002

- In March, the Company prepaid $35.0 million of senior debt and recorded a charge for early extinguishment of debt (pre-tax $.7 million). In addition, the Company issued 6.7 million new shares in exchange for $110 million of outstanding convertible notes and recorded a non-cash expense of $48.0 million pre-tax and $29.3 million after tax ($.60 per share).
- In the third quarter, the Company determined that certain tangible and intangible assets related to an Animal Health product, Reporcin, were impaired and recorded a pre-tax charge of $37.1 million and $24.2 million after tax ($.47 per share).
- During the year, the Company instituted certain management reorganizations and reductions in force and recorded charges for severance of approximately $6.8 million ($.09 per share).
- In the fourth quarter, the Company amended the senior loan agreement to include covenant relief for certain fourth quarter charges for plant closings and impairments primarily in the Animal Health business. The fourth quarter charges were approximately $119.6 million pre-tax ($1.51 per share).
- As part of the required annual 2002 impairment test, the entire goodwill of Animal Health was written off resulting in a charge of $66.0 million. New competitive entrants combined with significant price pressure resulted in lower forecasted cash flows. The former strategy of growth through new products, technologies and international market expansion was changed to a strategy to maximize cash generation.
- In addition, the amendment reduced the revolving credit commitment by $150.0 million. The Company repaid term debt of $50.0 million in the fourth quarter which resulted in a charge of $1.0 million pre-tax ($.01 per share). The reduction and repayment resulted in a write-off of deferred debt expense of $3.2 million ($.04 per share).

(In millions, except per share data)

Discontinued Operations

On September 30, 2003, the Company sold its French subsidiary for $6.0 million. The net loss for this subsidiary for the years 2003 and 2002 are reflected in the Company's Consolidated Statement of Operations as loss from discontinued operations. Included in 2002 results is an impairment of intangible assets of $7.0 million. Included in the 2003 loss are the write-off on sale of the remaining $6.3 million of intangible assets and the goodwill write-off on sale of $2.4 million.

The following table details selected financial information for the French subsidiary included within discontinued operations.

Statement of Operations

Years Ended December 31,	2003	2002
Revenues	$ 4.1	$ 5.9
(Loss) from operations	$(1.8)	$(8.1)
Pre-tax (loss)	$(5.9)	$(8.1)
Provision (benefit) for taxes	$ (.3)	$(2.0)
(Loss) from discontinued operations	$(5.6)	$(6.1)

Balance Sheet

December 31,	2003	2002
Current assets	$ —	$ 2.8
Non-current assets	—	$ 6.7
Current liabilities	—	$ 1.2
Deferred taxes and other	—	$ 1.7

Results of Continuing Operations 2004 vs. 2003

(all earnings per share amounts are diluted)

Total revenue increased $42.2 million (3.3%) for the year ended December 31, 2004 compared to 2003. Foreign exchange increased revenues by approximately $42 million (3%), the inclusion of one quarter sales of Wynco, acquired in January 2004 and sold on March 30, 2004, increased revenues by approximately $19 million (1.5%) and Aquatic Animal Health Group ("Aquatic") revenues declined approximately $8 million (1%). Excluding foreign exchange, the Wynco acquisition and 2003 and 2004 Aquatic results, revenues declined approximately $11 million (1%). Operating income (loss) was $(223.1) million in 2004 compared to $99.5 million in 2003. Diluted earnings (loss) per share was a ($6.05) loss in 2004 compared to $0.27 income in 2003. 2004 results include a goodwill impairment charge of $260.0 million ($4.97 loss per share) and a deferred tax valuation allowance of approximately $59.5 million ($1.14 loss per share). 2003 results include a pre-tax charge of $28.4 million ($0.33 loss per share) for extinguishment of debt related to the April 2003 issuance of senior notes due 2011.

The following summarizes revenues and operating income by segment:

	Revenues		Operating Income (Loss)	
Years Ended December 31,	2004	2003	2004	2003
Active Pharmaceutical Ingredients ("API")	$ 143.2	$ 124.5	$ 72.8	$ 65.7
Branded Pharmaceuticals ("BP")	62.4	65.3	6.5	22.0
International Generics ("IG")	385.0	367.8	20.9	29.2
U.S. Generics ("USG")	458.6	459.4	(287.8)	12.1
Total Human Pharmaceuticals	1,049.2	1,017.0	(187.6)	129.0
Animal Health ("AH")—base business	288.4	280.7	35.2	24.4
Aquatic Animal Health	7.0	15.0	(10.3)	(4.3)
Wynco Acquisition	19.2	—	(0.1)	—
Total AH	314.6	295.7	24.8	20.1
Metformin ER Profit Sharing Agreement[1]	(17.1)	(9.1)	(17.1)	(9.1)
Unallocated and Eliminations	(7.2)	(6.3)	(43.2)	(40.5)
Total	$1,339.5	$1,297.3	$(223.1)	$ 99.5

(1) In 2003 and 2004, Metformin ER profit sharing income of $9.1 million and $17.1 million, respectively, is included in USG segment revenues and operating income and is classified as Other income in the Consolidated Statement of Operations.

Revenues

API revenues increased $18.7 million (15.0%) mainly as a result of increased volume of Vancomycin and price increases on other selected products in certain markets partially offset by decreased volumes of these products. Translation of revenues into the U.S. dollar increased API revenues by 2%.

Revenues of Branded products declined by $2.9 million reflecting primarily the discontinuation of the Serax product line ($1.5 million). Kadian revenues were approximately the same reflecting a price increase offset by lower volume due to lower wholesaler inventories. During 2004, average weekly scripts increased approximately 28%.

Revenues in IG increased $17.2 million (4.7%) due primarily to translation of sales made in foreign currencies into the U.S. dollar. Excluding currency impacts, revenues declined 4% reflecting lower revenues in Germany due to volume and the Nordic region and United Kingdom due primarily to price.

USG revenues decreased $0.8 million (0.2%) compared to 2003. Revenues of generic products include approximately $9.1 million and $17.1 million in 2003 and 2004, respectively, earned as a result of an agreement (the "Metformin ER agreement") on the launch of Metformin ER in the fourth quarter of 2003. Such income is recorded as revenues for USG segment reporting purposes but is reclassified as Other income in the Consolidated Statement of Operations. Under the Metformin ER agreement, Alpharma and Ivax agreed to share profits during the 180 day exclusivity period. In return, Alpharma withdrew a lawsuit which challenged Ivax's first to file status on Metformin ER. Revenues of U.S. generic products, excluding the profit sharing revenues, declined by approximately $3.3 million reflecting significant price and volume declines in both liquids, semi-solids and solid oral dose product lines. In the fourth quarter of 2004, USG launched a new product, gabapentin capsules and tablets, and recorded revenues of $82.7 million.

As is customary in the industry, USG shipments to wholesale customers include price incentives. These incentives are offered, reflecting the competitive nature of the markets and prior to the fourth quarter of 2004 the Company's inability to supply new products to its wholesale customers as its resolves its FDA issues. The Company monitors its sales to wholesale customers to ensure that wholesale inventory levels are maintained at levels appropriate to satisfy market demand.

Inventories of generic and branded products at certain wholesale customers generally range from 2 to 3 months, although some products exceed the range. Kadian inventory at wholesale customers is based on expected demand. Inventory levels were reduced in the second half of 2004 as the Company limited incentives offered to wholesalers with the result that sales, except for the gabapentin product, were reduced. The information regarding inventory levels within the channel is derived from inventory management reports obtained at a cost from major wholesalers. This information is critical to estimates of deductions from gross revenues to reported net revenues.

Animal Health revenues, excluding Wynco and Aquatic revenues, increased $7.7 million (2.7%) compared to 2003 due to the positive impact of foreign exchange (2.3%) and higher volumes in the poultry market, which were offset by price declines due to continued competition and lower volumes in the livestock market.

On a Company-wide basis gross profit increased $15.4 million in 2004 compared to 2003. As a percentage of sales, overall gross profit was 39.8% as reported in 2004 and 39.9% in 2003. The overall gross profit percent in 2004, excluding Wynco was 40%.

The increase in gross margin dollars results primarily from positive currency effects, increased prices and volumes in API and lower costs and product mix in AHD offset partially by price declines in USG and IG.

Operating Expenses

On a consolidated basis, selling, general and administrative expenses increased $38.8 million (11.2%) in 2004 as compared to 2003. The increase is primarily attributable to translation of foreign currencies into the U.S. dollar $11.9 million (3%), increases in BP's Kadian sales force $10.0 million (3%), costs incurred to comply with Sarbanes-Oxley regulations $6.4 million (2%), Wynco expenses $3.3 million (1%), higher restricted stock amortization $2.7 million (1%), and $1.8 million higher pension costs (1%).

Research and development expenses increased $18.2 million (29%) in 2004 due primarily to planned increases in Human Pharmaceutical spending. This spending has increased in 2004 in order to support an increase in regulatory filings.

Asset Impairments and Other

2004 asset impairments and other was $29.7 million, and consists of a charge to write down the carrying value of a facility $15.5 million, a $10.0 million charge to write down the carrying value of Aquatic assets to fair value, including an associated pension curtailment loss and other costs associated with the sale and severance charges of $4.2 million. 2004 severance costs were primarily incurred in USG and BP ($2.1 million), IG and API ($1.8 million) and AH ($0.3 million). 2003 had severance charges totaling $8.7 million, primarily incurred in AH.

Goodwill Impairment

In 2004, the U.S. Generics business determined its goodwill was impaired due to significantly lower expectations for new product profitability and continued intense competition. As a result, an impairment charge of $260.0 million was recognized in operating income (loss).

(In millions, except per share data)

Operating Income (Loss)

Operating income decreased by $322.6 million. The Company believes the change in operating income can be approximated as follows:

	API	BP	IG	USG	AH	Unallocated	Total
2003 as reported	$65.7	$ 22.0	$29.2	$ 12.1	$ 20.1	$(49.6)	$ 99.5
2003 severance	0.3	—	2.1	2.5	3.8	—	8.7
2004 severance	(0.8)	—	(1.0)	(2.1)	(0.3)	—	(4.2)
Increase in Metformin ER Profit Sharing Agreement	—	—	—	8.0	—	(8.0)	—
Aquatic loss, primarily asset impairment	—	—	—	—	(10.0)	—	(10.0)
Goodwill impairment	—	—	—	(260.0)	—	—	(260.0)
Facility impairment	—	—	—	(15.5)	—	—	(15.5)
Reduced remediation spend	—	—	—	9.6	—	—	9.6
Research and development	(2.6)	(2.3)	(2.1)	(12.5)	1.9	(0.6)	(18.2)
Brand sales force expansion	—	(10.0)	—	—	—	—	(10.0)
Net margin improvement (decrease) due to volume, price, foreign exchange and expenses	10.2	(3.2)	(7.3)	(29.9)	9.3	(2.1)	(23.0)
2004 as reported	$72.8	$ 6.5	$20.9	$(287.8)	$ 24.8	$(60.3)	$(223.1)

Interest Expense and Amortization of Debt Issuance Costs

Interest expense and amortization of debt issuance costs decreased $4.5 million to $59.1 million in 2004 due to decreased debt levels, lower amortization of debt issuance costs and lower interest rates versus a year ago.

Loss on Extinguishment of Debt

The year ended December 31, 2004 results include $2.8 million of expense associated with the write-off of deferred loan costs compared with $29.1 million of expense in 2003 results. In 2004, the Company prepaid $75.0 million of bank term debt and $32.0 million of mortgage notes payable and repaid $24.5 million of the 5.75% convertibles.

The 2003 loss resulted primarily from the extinguishment of $200 million 12½% notes and the related issuance of $220 million of 8⅝% notes. The extinguishment resulted in the expensing of $22.2 million in placement fees and the write-off of $6.2 million of deferred debt expense.

Other Income (Expense), Net

Other income (expense) netted to $31.4 million in 2004 compared to $12.4 million in 2003. 2004 results include $17.1 million of income from a USHP Metformin ER agreement. In addition, 2004 results include income of $6.0 million related to the sales by USHP of a product license and an ANDA as well as income of $5.3 million related to a legal settlement. A detail of Other income (expense) follows:

Years Ended December 31,	2004	2003
Other income (expense), net:		
Interest income	**$ 2.1**	$ 0.6
Foreign exchange gains (losses), net	**2.5**	2.5
Litigation/Insurance settlements	**5.3**	1.2
Loss on sale of Wynco	**(1.5)**	—
Metformin ER Profit Sharing Agreement	**17.1**	9.1
Sale of product license and ANDA	**6.0**	—
Other, net	**(0.1)**	(1.0)
	$31.4	$12.4

Tax Provision

Deferred tax assets are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future taxable income prior to the expiration of the net operating loss carryforwards. The Company has recorded certain U.S. deferred tax assets for which it has provided a full valuation allowance as of December 31, 2004. In this assessment, factors such as current and previous U.S. operating losses are given substantially more weight than the outlook for future profitability. The full valuation allowance on the U.S. deferred tax assets was determined to be appropriate at December 31, 2004 due to a change in certain available tax planning strategies and continued U.S. losses. As a result, the Company no longer considers it more likely than not that these net U.S. deferred tax assets will be realized in the future and therefore, a full valuation allowance was required at December 31, 2004. Should it be determined in the future that it is more likely than not that these assets will be realized, the valuation allowance would be removed against some or all of the deferred tax assets.

The tax provision in 2004 was an expense of $61.1 million compared to a pre-tax loss of $253.6 million. The effective tax rate of (24.1%) results mainly from the $260.0 million write-off of goodwill and the income tax charges of approximately $59.5 million recorded for a valuation allowance for net U.S. deferred tax assets.

Results of Continuing Operations 2003 vs. 2002

(all earnings per share amounts are diluted)

Total revenue increased $66.5 million (5.4%) in the year ended December 31, 2003 compared to 2002. Foreign exchange accounted for approximately $59 million of this increase. In 2002, the Company recorded a net loss of $93.6 million ($1.88 per share) compared to net income of $19.4 million ($.38 per diluted share) in 2003. 2003 results include a pre-tax charge of $28.4 million (0.33 loss per share) for extinguishment of debt related to the April 2003 issuance of Senior Notes due 2011. 2002 results include significant charges and expenses related to the impairment of assets and goodwill in the Animal Health segment, the required acquisition accounting for the Faulding Oral Pharmaceuticals Business ("OPB"), de-leveraging activities and severance related to reorganization and restructuring. These charges and expenses lowered pre-tax income by $219.8 million. See 2002 identified transactions.

The following summarizes revenues and operating income by segment:

	Revenues		Operating Income (Loss)	
Years Ended December 31,	2003	2002	2003	2002
API	$ 124.5	$ 83.6	$ 65.7	$ 38.9
BP	65.3	39.1	22.0	7.2
IG	367.8	319.6	29.2	25.8
USG[1]	459.4	468.8	12.1	59.1
Total Human Pharmaceuticals	1,017.0	911.1	129.0	131.0
AH	295.7	321.9	20.1	(120.9)
Profit sharing income[1]	(9.1)	—	(9.1)	—
Unallocated and Eliminations	(6.3)	(2.2)	(40.5)	(34.3)
Total	$1,297.3	$1,230.8	$ 99.5	$ (24.2)

(1) In 2003, profit sharing income is included in USG and is classified as Other income in the Consolidated Statement of Operations.

Revenues

Revenues in API increased $40.9 million (49%) due primarily to price increases in selected products (46%). Foreign currency translation also increased API revenues by approximately 5%. Aggregate volume of all API products was approximately 2% lower.

Revenues in BP increased $26.2 million (67%) due primarily to the branded product (Kadian). Branded sales (primarily Kadian) were $65.3 million in the year 2003 compared to $39.1 million in 2002.

Revenues in IG increased $48.2 million (15.1%) due primarily to translation of sales made in foreign currencies into the U.S. dollar (14.1%). The remaining revenue increase of approximately 1.0% was attributable to higher volume of products (6%) which was substantially offset by price declines (5%), mainly in the United Kingdom and Nordic markets.

Revenues in USG declined $9.4 million (2%) due primarily to liquid dose volume declines for the entire year due to Baltimore corrective actions and lower volumes of oral solids partially related to modified release capacity constraints at the solid dose plant in the second quarter of 2003. Revenues of generic products include approximately $9.1 million earned in 2003 as a result of a profit sharing agreement on the launch of Metformin ER in the fourth quarter of 2003. Such income is recorded as revenues for USHP management reporting purposes but is reclassified as Other income in the Consolidated Statement of Operations. Under the agreement, Alpharma and Ivax agreed to share profits during the 180 day exclusivity period. In return, Alpharma withdrew a lawsuit which challenged Ivax first to file status on Metformin ER.

Inventories of generic products at certain wholesale customers generally range from 2–6 months for all products, with a majority at the lower end of the range. One major wholesale customer typically holds up to 5 months of inventory for certain products. Kadian inventory at certain wholesale customers is estimated to be approximately 4–5 months based on expected demand. These inventory levels have remained consistent. However, in the event that customers reduce inventory levels in the future, the Company's revenues could be adversely impacted.

Animal Health revenues declined $26.2 million (8.1%) due to volume declines (6%) and price reductions (5%) due to competition, primarily in swine and cattle markets. Foreign currency translation positively impacted Animal Health revenues by 3%.

(In millions, except per share data)

Gross Profit

On a Company-wide basis gross profit decreased $8.0 million in 2003 compared to 2002. As a percentage of sales, overall gross profit was 39.9% in 2003, versus 42.7% in 2002. Included in 2002 is a reduction in margin of $5.3 million due to purchase accounting adjustments for the OPB and $1.4 million related to the AH product impairment. Included in 2003 are inventory write-offs of approximately $7.2 million for discontinued liquid products and approximately $18 million of outside consulting expenses resulting from the corrective action plan at the USG plants.

The Company's corrective action plan for the Baltimore plant, provided in response to the FDA inspection observation ("Form 483") was submitted to the FDA in October 2002. In 2003, approximately $21.0 million (of which $12.9 million was for external resources) was spent on corrective actions. In January 2004, the FDA re-inspected Baltimore and issued a Form 483 with significantly less observations than in the 2002 inspection. The corrective action plan in Baltimore will require additional compliance expenditures in 2004 of approximately $5.3 million. The Company expects to be substantially complete with the Baltimore corrective action plan by the end of 2004.

The Company's corrective action plan for the Elizabeth plant provided in response to a Form 483 received in January 2003 required expenditures of $13.3 million (of which $5.2 million was for external resources). In December 2003, the FDA issued a Form 483 and the Company has responded with a plan which will require approximately $2.0 million of external expenditures. The corrective actions are expected to be substantially complete by mid 2004.

The increase in gross margin dollars results primarily from price increases in API, higher BP revenues, and positive currency effects in IG, partially offset by volume reductions, inventory write-offs and corrective action costs incurred by USHP and lower IG and AH pricing.

Selling, General and Administrative Expense ("SG&A")

On a consolidated basis, selling, general and administrative expenses increased $18.5 million (6%) in 2003 as compared to 2002. The increase is primarily attributable to translation of foreign currencies into the U.S. dollar. In addition, other increases include higher BP marketing costs for branded products, and increased corporate costs for professional fees and consulting. 2003 includes the reduction of AH operating expenses by $2.7 million for a business interruption insurance recovery.

Research and Development Expense ("R&D")

Research and development expenses decreased $3.9 million in 2003 due to the timing of clinical studies, mainly by USHP and planned reductions by AH. Remediation efforts by USG personnel has also lowered R&D by shifting resources to corrective actions.

Asset Impairments and Other

2003 included asset impairments and other of $8.7 million of severance charges incurred in connection with the Company's reorganization and refocus efforts. 2002 included asset impairments and other of $89.1 million which relate primarily to the AH division. (See Identified Transactions—2002.)

Goodwill Impairment

In 2002, the AH business determined its goodwill was impaired due to lower prices and increasing competition. As a result, an impairment charge of $66.0 million was recognized in operating income (loss). (See Identified Transactions—2002.)

Operating Income (Loss)

Operating income increased by $123.7 million. The Company believes the change in operating income can be approximated as follows:

	API	BP	IG	USG	AH	Unallocated	Total
2002	$38.9	$ 7.2	$25.8	$ 59.1	$(120.9)	$(34.3)	$(24.2)
2002 identified transactions:							
Cost of sales	—	—	—	5.4	6.4	—	11.8
Asset impairment and other	0.1	—	8.1	—	145.7	1.2	155.1
2003 severance	(.3)	—	(2.1)	(2.5)	(3.8)	—	(8.7)
Profit sharing income	—	—	—	9.1	—	(9.1)	—
Net margin improvement (decrease) due to volume, price, new products, foreign exchange and expenses	27.0	14.8	(2.6)	(59.0)	(7.3)	(7.4)	(34.5)
2003	$65.7	$22.0	$29.2	$ 12.1	$ 20.1	$(49.6)	$ 99.5

IG's operating income increased due to lower expenses and impairment charges, foreign currency translation, and increased volume offset by decreased pricing. API operating income increased primarily due to price increases. USG declined due to increased compliance costs and lower generic sales, offset partially by product sharing income. BP increased as of result of volume, and to a lesser extent, pricing. Excluding charges in 2002, AH decreased primarily due to lower pricing. Unallocated includes corporate expenses for administration, finance, legal and certain unallocated expenses primarily related to the implementation of a company-wide Enterprise Resource Planning (ERP) System and increased due to higher professional fees and increased amortization of ERP expenses.

Interest Expense and Amortization of Debt Issuance Costs

Interest expense and amortization of debt issuance costs decreased $12.6 million to $63.6 million in 2003 due to decreased debt levels and lower interest rates versus a year ago. The issuance of 8⅝% Senior Notes replacing the 12½% Senior Subordinated Notes in April 2003 has contributed to lower interest expense. Amortization of debt issuance costs was approximately $3.9 million and $4.7 million in 2003 and 2002, respectively. The write-off of $6.2 million of debt issuance costs in connection with the issuance of the 8⅝% Notes contributed to the reduction in amortization.

Other Income (Expense), Net

Other income (expense), net was $12.4 million income in 2003 compared to $(2.9) million expense in 2002. 2003 results include net foreign exchange gains of $2.5 million, $9.1 million of income from a profit sharing agreement by USG and $1.2 million of income associated with an insurance recovery. 2002 results include foreign exchange losses of $5.3 million. Foreign exchange gains in 2003 resulted from the weakening of the U.S. dollar versus European and Latin American currencies. In 2002, the foreign exchange losses resulted from the strengthening of the U.S. dollar versus European and Latin American currencies. A detail of Other income (expense), net follows:

Years Ended December 31,	2003	2002
Other income (expense), net:		
Interest income	$ 0.6	$ 1.4
Foreign exchange gains (losses), net	2.5	(5.3)
Litigation/Insurance settlements	1.2	0.6
Income from WYNCO, carried at equity	0.3	1.0
Other, net	(1.3)	(0.6)
Profit sharing income	9.1	—
	$12.4	$(2.9)

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $29.1 million in 2003 compared to $52.9 million in 2002. The 2003 loss resulted from the extinguishment of $200 million 12½% notes and the related issuance of $220 million of 8⅝% notes. The extinguishment resulted in the expensing of $22.2 million in placement fees and $6.2 million of deferred debt expense.

In 2002, the Company incurred approximately $52.9 million of expense for two exchanges of common stock for $110 million of convertible debt and write-off of deferred debt expense due to reductions of credit lines and repayment of debt. (See de-leveraging activities included in 2002 identified transactions.)

Tax Provision

The tax provision in 2003 was a benefit of $0.2 million compared to pre-tax income of $19.3 million. The effective tax rate of 1.0% results mainly from the tax benefit on the $28.4 million expense from debt extinguishment at the incremental U.S. federal and state rate of approximately 39% while using an approximate 24% effective rate for all Other income.

The Company has recorded certain U.S. deferred tax assets for which it has provided no valuation allowances. These U.S. deferred tax assets, as well as any newly generated deferred tax assets are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future U.S. taxable income prior to the expiration of the net operating loss carryforwards. If it were considered to be more likely than not that the U.S. deferred tax assets would not be realized, a valuation allowance would be established against some or all of the deferred tax assets.

(In millions, except per share data)

As a result of the Company's assessment of its net U.S. deferred tax assets of $25.9 million at December 31, 2003, based upon certain available tax planning strategies, the Company considers it more likely than not that these net U.S. deferred tax assets will be realized in the future and therefore, no valuation allowance was required at December 31, 2003. Should it be determined in the future that it is no longer more likely than not that these assets will be realized, a valuation allowance would be required and the Company's operating results would be adversely affected during the period in which such determination would be made.

Identified Transactions, 2002

The following is a summary of the identified transactions for 2002 which have affected the results of the Company. By identifying the transactions, the Company is attempting to facilitate an understanding of its results. The majority of the transaction types have happened in the past two years and could recur in the next two years. The following table summarizes the identified transactions:

2002 Identified Transactions	IG	API	BP	USG	AH	Corporate and Other	Total
Cost of sales	$ —	$ —	$—	$(5.4)	$ (6.4)	$ —	$(11.8)
Asset impairments and other	(8.1)	(0.1)	—	—	(79.7)	(1.2)	(89.1)
Goodwill impairment	—	—	—	—	(66.0)	—	(66.0)
Other income (expense), net	—	—	—	—	—	(52.9)	(52.9)

A discussion of the identified transactions follows:

IG incurred asset impairment and other charges of approximately $8.1 million consisting of severance charges of approximately $1.7 million and impairment losses of $6.4 million relating to product lines in Germany which, as part of the 2003 plan process, were determined to be impaired and were written down.

USG incurred charges of approximately $5.4 million in connection with the OPB acquisition on December 12, 2001, which in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" was accounted for by the purchase method. Required adjustments for purchase accounting included a step-up of finished goods inventory of $7.1 million of which $1.7 million was expensed as the acquired inventory was sold in December 2001 and the remaining balance of $5.4 million as the inventory was sold in the first quarter of 2002.

AH incurred charges of approximately $152.1 million in 2002 in connection with changes in response to and in anticipation of major challenges in the marketplace and in the way the business will be managed in the future. The AH business, which is in low or no growth competitive markets, will be repositioned to enhance working capital management and cash flow. AH management was changed; there were reductions in workforce at closed plant sites; and positions were eliminated in a number of functions, resulting in severance charges of approximately $3.8 million. AH announced the closing of four facilities which resulted in write-downs and exit costs of $45.2 million (consisting of $40.2 million of asset impairments and $5.0 million of cost of sales). AH announced an impairment charge of $37.1 million (including $1.4 million of cost of sales) for certain tangible and intangible assets related to an AH product, Reporcin. New competitive entrants combined with significant price pressure resulted in lower forecasted cash flows and a change in strategy to cash generation from growth through new products and technologies and through international market expansion. The lower forecasted cash flows triggered an impairment of all AH goodwill totaling $66.0 million.

Corporate includes severance charges for management reorganization of $1.3 million, $51.1 million of charges related to the exchange of convertible debt in the first quarter of 2002, ($48.0 million), write-off of deferred loan costs due to the reduction of the credit line by $150 million ($3.2 million), and charges resulting from the early extinguishment of debt of $1.8 million.

Inflation

The effect of inflation on the Company's operations during 2004, 2003 and 2002 was not significant.

Critical Accounting Policies

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the United States of America. All professional accounting standards that are effective as of December 31, 2004, have been taken into consideration in preparing the consolidated financial statements. Below, the Company has chosen to highlight certain policies, which include estimates, that it considers critical to the operations of the business and its consolidated financial statements.

Revenue Recognition

Revenues are recognized when title to products and risk of loss are transferred to customers. Certain of the Company's subsidiaries have terms of FOB shipping point where title and risk of loss transfer on shipment. Certain subsidiaries have terms FOB destination where title and risk of loss transfer on delivery. In the case of FOB destination, revenue is not recognized until products are received by the customer. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

In the Company's U.S. Generic Pharmaceutical and Branded Pharmaceutical businesses, and to a lesser extent in International Generics, sales to certain customers require that the Company remit discounts to either customers or governmental authorities in the form of rebates, chargebacks, price adjustments, discounts, promotional allowances, profit sharing, or other managed-care allowances. Additionally, sales are generally made with a limited right of return under certain conditions.

Provisions for these discounts are reflected in the Statement of Operations as a reduction of net sales. There were no material changes in estimates associated with aggregate provisions in 2004, 2003 and 2002. Accruals are reflected on the balance sheet with the reserve balances associated with these deductions from revenue classified either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expenses. The reserve balances relative to these provisions included in "Accounts receivable, net" and "Accounts payable and accrued expenses" in the accompanying Consolidated Balance Sheet totaled $116.2 million and $63.0 million, respectively, at December 31, 2004 and $64.7 million and $82.4 million, respectively, at December 31, 2003. The Company continually monitors the adequacy of procedures used to estimate these deductions from revenue by comparison of estimated amounts to actual experience.

Provisions in USG and BP for rebates, chargebacks, discounts, promotional and Medicaid allowances and other credits are considered by the Company as different means to reflect price reductions to customers, both direct and indirect. Included within the above provisions are accrual balances for price reductions at December 31, 2004 and 2003 of $125.9 million and $107.2 million, respectively.

Provisions in USG and BP for floorstock price adjustments, product returns and profit sharing are generally considered by the Company as reflecting costs of maintaining favorable competitive relationships with the customer. Included within the above provisions are accrual balances for customer relationships of $39.7 million and $22.5 million at December 31, 2004 and 2003, respectively.

In the fourth quarter of 2004, USG launched three new products. The Company estimated provisions for product returns, price adjustments, chargebacks and other reserves in a similar manner as other products.

Provisions in International subsidiaries for rebates, chargebacks, returns and other discounts are more diverse and vary by location. Included within the above provisions are, in total, at December 31, 2004 and 2003, accrual balances of $13.7 million and $17.4 million, respectively.

Provisions for rebates, discounts, promotional allowances, profit sharing, managed care allowances and other credits are made at the time of sale and are estimated primarily based on contract terms and historical relationship to revenues. Such provisions are determinable due to definitive contract terms and general consistency of historical experience.

Provisions for chargebacks, price adjustments and returns require management to make more subjective, and oftentimes complex, judgments. These provisions are discussed below.

Chargebacks—The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue. The Company markets products directly to wholesalers, distributors, retail pharmacy chains, mail order pharmacies and group purchasing organizations. The Company also markets products indirectly to chain pharmacies, independent pharmacies, managed care organizations, hospitals, nursing homes and pharmacy benefit management companies, collectively referred to as "indirect customers." The Company enters into agreements with its indirect customers to establish contract pricing for certain products. The indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, certain wholesalers may enter into agreements with indirect customers which establish contract pricing for certain products that the wholesalers provide. Under either arrangement, the Company will provide credit to the wholesaler for any difference between the contracted price with the indirect party and the wholesaler's invoice price. Such credit is called a chargeback, and the difference between the contracted price and the wholesaler's invoice price is referred to as the chargeback rate. The provision for chargebacks is based on expected sell-through levels by our wholesaler customers to indirect customers, as well as estimated wholesaler inventory levels. The information regarding inventory levels within the distribution channel is derived from inventory management reports purchased from major wholesale customers. The Company continually monitors its provision for chargebacks and makes adjustments when it is believed that actual chargeback rates differ from chargeback rates used to establish reserves.

Price Adjustments—Price adjustments, which include shelf stock adjustments, are credits issued to reflect decreases in the selling prices of the Company's products. Shelf stock adjustments are based upon the amount of product that customers have remaining in their inventories at the time of the price reduction. Decreases in the Company's selling prices are discretionary decisions made to reflect current market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with direct customers, estimated launch dates of competing products, estimated declines in market price, and, in the case of shelf stock adjustments, estimates of inventory held by the customer. The Company regularly monitors these and other factors and evaluates its reserves and estimates as additional information becomes available.

Returns—Consistent with industry practice, the Company maintains a returns policy that allows its customers to return product within a specified period prior to and subsequent to the expiration date (generally, six months before and twelve months after product expiration). The estimate of the provision for returns is based upon historical experience with actual returns. Additionally, the Company considers factors such as levels of inventory in the distribution channel, product dating and expiration period, whether products have been discontinued, entrance in the market of additional generic competition, changes in formularies or launch of over the counter products, to name a few, and makes adjustments to the provision for returns in the event that it appears that actual product returns may differ from established reserves.

Goodwill and Intangible Assets

The Company has completed several acquisitions since 1998, which have generated significant amounts of goodwill and intangible assets and related amortization. The values assigned to goodwill and intangibles, as well as their related useful lives, are subject to judgment and estimation by the Company. In addition, in 2002, upon adoption of SFAS 142, the Company ceased amortization of goodwill and reviewed goodwill upon transition and at each year-end for impairment.

Goodwill and intangibles related to acquisitions are determined based on purchase price allocations. These allocations, including an assessment of estimated useful lives, have generally been performed by qualified independent appraisers using reasonable valuation methodologies. Valuation of intangible assets is generally based on the estimated cash flows related to those assets, while the value assigned to goodwill is the residual of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed. Useful lives are determined based on the expected future period of benefit of the asset, the assessment of which considers various characteristics of the asset, including historical cash flows.

The year-end 2004 long-term USG plan reflected the impact of emerging external factors including the increasing number of competitors, including at times authorized generics, and recent experience with a product launch for which pricing was below raw material costs. The impact of these factors was significant in valuing the future contribution from future new product launches. The year-end assessment indicated an impairment of USG's goodwill. The Company has engaged its independent valuation firm to perform the FAS 142 Step II valuation of USG. Based upon the FAS 142 Step II valuation work performed to date, the Company has recorded an estimated impairment loss of $260.0 million.

Asset Impairments

Long-lived assets, including plant and equipment, and other intangible assets are reviewed for impairment when events or circumstances indicate that a diminution in value may have occurred, based on a comparison of undiscounted future cash flows to the carrying amount of the goodwill or intangible asset. If the carrying amount exceeds undiscounted future cash flows, an impairment charge is recorded based on the difference between the carrying amount of the asset and its fair value. Goodwill is reviewed annually for impairment in accordance with SFAS 142.

The assessment of potential impairment for a particular asset or set of assets requires certain judgments and estimates by the Company, including the determination of an event indicating impairment; the future cash flows to be generated by the asset, including the estimated life of the asset and likelihood of alternative courses of action; the risk associated with those cash flows; and the Company's cost of capital or discount rate to be utilized. In the case of asset or business divestitures the difficulty of assessing a potential impairment is intensified. The sale of a business or asset is not assured regardless of the intention of the Company until an unrelated third party and the Company reach a mutually acceptable agreement. While both parties can genuinely want an agreement, no divestiture is probable until a final agreement has been negotiated and signed.

The Company has certain assets not presently fully utilized for production which are expected to be operational in 2005. These underutilized or idle assets also require judgment in determining their probable future cash flows. At year-end 2004, the Company's plan for a facility changed such that a portion of its value would not be recovered. This change in plan resulted in an impairment of the facility of $15.5 million.

Research and Development ("R&D"), Including In-Process R&D ("IPR&D")

The Company's products are subject to regulation by governmental authorities, principally the Food and Drug Administration ("FDA") in the United States and equivalent authorities in international markets. Research and development expenses are charged to the consolidated statement of operations when incurred, as the Company considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing development costs.

With respect to completed acquisitions, acquired products or projects which have achieved technical feasibility, signified by FDA or comparable regulatory body approval, are capitalized as intangible assets because it is probable that the costs will give rise to future economic benefits. Estimates of the values of these intangible assets are subject to the estimation process described in "Goodwill and Intangible Assets" above.

Acquired products or projects which have not achieved technical feasibility (i.e., regulatory approval) are charged to the statement of operations on the date of acquisition. In connection with its acquisitions, the Company generally utilizes independent appraisers in the determination of IPR&D charges. The amount of this charge is determined based on a variety of factors including the estimated future cash flows of the product or project, the likelihood of future benefit from the product or project, and the level of risk associated with future research and development activities related to the product or project.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for all inventories. The determination of market value to compare to cost involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Inventories determined to be damaged, obsolete, or otherwise unsaleable are written down to net realizable value.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval or during a period when the product is subject to litigation. The Company reviews these inventories on a case-by-case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained, litigation will be resolved unfavorably, or the inventory's cost will not be recoverable based on other factors.

Employee Benefit Plans

The Company provides a range of benefits to employees and retired employees, including pension, post-retirement, post-employment and health care benefits. The Company records annual amounts relating to these plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates, and health care cost and trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of the modifications is generally recorded and amortized over future periods. The Company believes that the assumptions utilized for recording its obligations under its plans are reasonable based on input from actuaries.

Litigation and Contingencies

The Company is subject to litigation in the ordinary course of business, and also to certain other contingencies (see Note 18 to the financial statements). The Company records legal fees and other expenses related to litigation and contingencies as incurred. Additionally, the Company assesses, in consultation with its counsel, the need to record liability for litigation and contingencies on a case by case basis. Reserves are recorded when the Company, in consultation with counsel, determines that a loss related to a matter is both probable and reasonably estimable.

(In millions, except per share data)

Income Taxes

The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded.

Deferred tax assets are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future taxable income prior to the expiration of the net operating loss carryforwards. The Company has recorded certain U.S. deferred tax assets for which it has provided a full valuation allowance as of December 31, 2004. In this assessment, factors such as current and previous U.S. operating losses are given substantially more weight than the outlook for future profitability. The full valuation allowance on the U.S. deferred tax assets was determined to be appropriate at December 31, 2004 due to a change in certain available tax planning strategies and continued U.S. losses. As a result, the Company no longer considers it more likely than not that these net U.S. deferred tax assets will be realized in the future and therefore, a full valuation allowance was required at December 31, 2004. Should it be determined in the future that it is more likely than not that these assets will be realized, the valuation allowance would be removed against some or all of the deferred tax assets.

Liquidity and Capital Resources

As disclosed in Note 2B to the consolidated financial statements, the Company restated its 2004 and 2003 financial statements to correct the classification of certain of its outstanding debt as current liabilities and to amend disclosures related to the Company's compliance with certain of its debt covenants. Balances at December 31, 2004 and 2003 are restated to classify certain long-term debt as current, due to violations of certain debt covenants at December 31, 2003 and 2004, that served to make the associated debt obligations callable. In April and May 2005, the Company has cured all such violations and accordingly, the debt obligations are no longer callable. The 2004 pro forma balances (see Note 13) are presented to classify the associated debt as long-term, as if the covenant violations had been cured effective as of December 31, 2004.

At December 31, 2004, stockholders' equity was $883.6 million compared to $1,130.7 million and $1,009.9 million at December 31, 2003, and 2002, respectively. The pro forma ratio of long-term debt to equity was .58:1, .69:1 and .84:1 at December 31, 2004, 2003 and 2002, respectively. The decrease in Stockholders' Equity in 2004 results primarily from the goodwill impairment charge and the deferred tax valuation allowance recognized in 2004 results of operations. At December 31, 2004, due primarily to the weakening of the U.S. dollar against many other currencies, the Company has other comprehensive income of $161.6 million. The increase in Stockholders' Equity in 2003 results primarily from the translation of foreign currencies into the U.S. dollar. At December 31, 2003, due primarily to the weakening of the U.S. dollar against many other currencies, the Company has other comprehensive income of $94.5 million. At December 31, 2002, the Company had an accumulated other comprehensive loss of $12.1 million. The increase in stockholders' equity in 2002 mainly represents the exchanges of convertible notes to equity and miscellaneous equity issuances totaling $142.7 million and $87.6 million of other comprehensive income primarily due to a positive currency translation adjustment reflecting the weakening in 2002 of the U.S. dollar, offset by a net loss of $99.7 million, and dividends of $9.2 million. In 2002, the Company reduced long-term debt by approximately $181.0 million due to exchange of convertible debentures for equity and repayment of $86.0 million of long-term debt, principally with funds from operating cash flow. In 2003, long-term debt was reduced by $65.0 million due to repayments from operating cash flow. In 2004, long-term debt was reduced by $122.0 million due to repayments from operating cash flow.

Pro forma working capital at December 31, 2004, was $135.0 million compared to $334.8 million and $292.8 million at December 31, 2003 and 2002, respectively. Working capital is defined as current assets less current liabilities. The pro forma current ratio was 1.25:1 at December 31, 2004 compared to 1.93:1 and 1.77:1 at December 31, 2003 and 2002, respectively. The decline in working capital and the current ratio in 2004 is mainly the result of the classification of $143.9 million of the 2006 Convertible debentures as a current liability. The debentures must be reduced to $10 million by December 1, 2005 to remain in compliance with the 2001 Credit Facility.

Cash flow from operations in 2004 was $186.2 million compared to $155.1 million and $162.2 million in 2003 and

2002, respectively. 2004 cash flows reflect net losses of $(314.7) million, offset entirely by non-cash expenses for goodwill impairment of $260.0 million and depreciation, amortization and interest accretion totaling $103.0 million. Better working capital management, the establishment of a deferred tax valuation allowance (non-cash) and other items make up the balance of the cash provided by operating activities in 2004. Cash flow from operations in 2003 was negatively impacted by $22.2 million in debt placement fees paid in connection with the issuance of Senior Notes in the second quarter. 2002 cash flows reflected the generally non-cash nature of charges incurred in 2002. Both the asset write-downs and the debt reduction required substantial non-cash charges. In 2004, accounts receivable balances decreased $25.9 million, net of foreign currency, compared to 2003. Since 2002, the Company has emphasized accounts receivable management company-wide. This emphasis has generally yielded positive results, although not all customers follow stated terms and disputes can slow collection. The emphasis on accounts receivable management, mentioned above, also contributed to these declines.

Balance sheet amounts increased as of December 31, 2004 compared to December 2003 in U.S. dollars as the functional currencies of the Company's principal foreign subsidiaries, the Norwegian Kroner, Danish Krone, the Euro, and British Pound, appreciated versus the U.S. dollar by approximately 10%, 8%, 8% and 8%, respectively. These increases in balance sheet amounts impact to some degree the above mentioned ratios. The approximate increase due to currency translation of selected captions was: accounts receivable $6.4 million, inventories $10.2 million, accounts payable and accrued expenses $7.8 million, and total stockholder's equity $67.7 million. The $67.7 million increase in stockholder's equity is included in other comprehensive income for the year and results from the weakening of the U.S. dollar in 2004 against all major functional currencies of the Company's foreign subsidiaries.

In 2004, the Company's capital expenditures, including expenditures for purchased dossiers, were $51.1 million. Capital expenditures relate to a number of capital projects, including the construction of an additional API capacity in Copenhagen. In 2005, the Company plans to spend up to approximately $60.0 million, primarily related to FDA compliance and Scientific Affairs.

At December 31, 2004, the Company had $105.2 million in cash and available short-term lines of credit of approximately $1.8 million and $106.0 million available under its 2001 Credit Facility.

A portion of the Company's short-term and long-term debt is at variable interest rates. The 2001 Credit Facility required the Company to enter into swaps such that interest is fixed on 50% of its debt. At December 31, 2004, the Company has no outstanding interest rate agreement to fix interest rates of its variable rate debt as it has over 50% of its debt at fixed rates. The Company's policy is to selectively enter into standard agreements to fix interest rates for existing debt if it is deemed prudent.

In the fourth quarter of 2001, the Company completed the acquisition of the Faulding Oral Pharmaceuticals Business ("OPB") and entered into a $900 million credit facility ("2001 Credit Facility") to finance the acquisition and replace its previous credit agreement. The 2001 Credit Facility includes covenants that require it to maintain specified financial ratios and satisfy financial conditions consisting of a maximum total leverage ratio test, a maximum senior secured leverage ratio test, a minimum fixed charge coverage ratio test, a minimum interest coverage ratio test and a minimum net worth test. A breach of any of these covenants, if not cured or waived, could result in a default under the 2001 Credit Facility. If an event of default under the 2001 Credit facility occurs, the lenders under these facilities could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. The calculation of EBITDA, as defined in the credit facility, on a rolling four quarter basis is important to many of these tests. These covenants have been amended from time to time, including amendments made in May and August 2004 and March 2005.

Continued compliance with these financial covenants in 2005 is dependent on the Company's EBITDA as defined by the credit agreement, and therefore the Company's ability to generate increasing amounts of operating income, or on the Company's ability to reduce the amount of its outstanding debt. Since December 2001, the Company has reduced the amount of its outstanding debt and the size of the original facility by prepaying term debt by $260.0 million and by lowering the revolving line of credit by $150.0 million. On an overall basis, senior debt and total debt at December 31, 2004 were $538.1 million and $701.7 million, respectively, compared to $635.6 million and $817.2 million, respectively, at December 31, 2003. Included in senior debt at December 31, 2003, was $220.0 million of Senior Notes, which replaced debt previously classified as Senior Subordinated Notes (see Note 13 for further details).

(In millions, except per share data)

The Company's EBITDA, as defined, is affected most directly by changes in operating income. The definition of EBITDA allows for the add back of non-cash charges, including goodwill impairment. Operating income in 2004 has been negatively affected by business conditions in USG and by corrective actions related to the Company's response to FDA Form 483s issued for the Company's U.S. Human Pharmaceuticals plants in Baltimore (liquids) and Elizabeth (solid dose). The corrective action plans have included consulting and other costs and have resulted in lower production and significant rationalization of the liquids product line at the Baltimore plant and production delays and interruptions at the Elizabeth plant.

The FDA completed an inspection of the Company's Elizabeth solid dose site in December 2003 and advised the Company that, as a result of this inspection, product approvals relating to the Elizabeth site would be withheld pending a successful follow-up inspection. Major elements of the FDA compliance enhancement plan have been completed. The Company anticipates it will be the subject of another inspection in 2005. In September 2004, the FDA inspected Elizabeth and has since advised the Company it is eligible for new product approvals. Since the September inspection, the Company has received four new product approvals. In the fourth quarter of 2004, the Company launched both its gabapentin capsules and tablets for the Elizabeth site. The Company expects to continue upgrading plant procedures at the Baltimore facility in accordance with the October 2002 corrective action plan and will continue to provide written monthly updates to the FDA. The plan anticipates substantial completion of the corrective actions by the end of 2004, subject to the FDA's final review and satisfaction with the actions taken. Representatives of the Company and the Baltimore facility met with Baltimore FDA in the fourth quarter of 2004 to discuss progress on the corrective action plan and to clarify expectations and deliverables. The Company anticipates it will be the subject of another inspection in early 2005. While the Company has received no indications from the FDA, the total cost and timing of both the Elizabeth and Baltimore corrective action plans are subject to change based upon results of future inspections performed by the respective Baltimore and New Jersey Districts of the FDA. See Note 18 for further details.

In order to increase flexibility in complying with its financial covenants, the Company received an amendment to its 2001 Credit Facility in March 2005, which provides at March 31, 2005, the interest coverage ratio will increase from 3.00:1.00 to 3.25:1.00 and at March 31, 2006, the interest coverage ratio will increase from 3.25:1.00 to 3.50:1.00 and remain thereafter. The amendment also increased the permitted leverage ratio from 4.00:1:00 to 4.25:1.00 through and including December 31, 2004. At March 31, 2005, the permitted leverage ratio will decrease from 4.25:1.00 to 4.00:1.00 and at March 31, 2006, the permitted leverage ratio will decrease from 4.00:1.00 to 3.50:1.00 and remain thereafter. In addition, the amendment allows $30.0 million of cash restructuring expenses incurred from July 1, 2004 to December 31, 2005, to be excluded from the calculation of EBITDA. Regarding the net worth covenant, the amendment allows up to $250.0 million of asset valuation impairments be added back.

Except as noted below, the Company remained in compliance with its debt covenants at December 31, 2004, with approximately $53.0 million of EBITDA flexibility on its tightest covenant at quarter end, the Interest Coverage Ratio. See Note 2B, Financial Statement Restatement and Note 13, Long-Term Debt, for a discussion of violations of certain debt covenants at December 31, 2003 and 2004. In April and May 2005, the Company has cured all of the violations of its debt covenants.

The Company has a formal operating plan for 2005. The plan indicates continued difficult operating conditions and continued losses in the U.S. Generic Pharmaceutical business. Based on the plan, the Company expects to remain in compliance with its financial covenants throughout 2005. Depending on actual results, the Company may need to consider additional actions to ensure continued compliance.

The Company believes it has a number of options available to provide it with increased financial flexibility, thereby ensuring continued compliance with its covenants. Certain of these options are entirely within the Company's control and others require actions of the bank group and/or a third party. Options include:

- Aggressive asset management, including both working capital reduction programs and controls over capital expenditures, to generate free cash flow to enable the Company to continue to repay outstanding debt. Capital expenditures and purchased intangibles were $51.1 million for the year ended December 31, 2004 compared to $47.9 million for the year ended December 31, 2003.
- Reduce operating costs. The Company incurred severance charges of approximately $4.2 million in the fourth quarter of 2004 to reduce its workforce. See footnote 5 for further details.

- Continue to sell certain assets. In the first quarter of 2004, the Company bought the outstanding 50% of its Wynco joint venture and resold it within the first quarter in a transaction that will ultimately generate approximately $4.0 million of incremental cash. In July 2004, the Company completed the sale of the Aquatic Animal Health operations to an employee group for approximately $4.4 million and possible future contingent proceeds.

  Although no decision has been made, the Company continues to consider other possible divestitures which could be material. There is no guarantee any divestiture will be completed.

- Use of cash in international locations will be made available to fund U.S. investments under the Act. As of December 31, 2004, Alpharma management had not decided whether, and to what extent, it might repatriate foreign earnings under the Act. Since that time, the U.S. Treasury has issued guidance, which appears to clarify a number of the Act's provisions, and the Company has now determined that it will repatriate approximately $135 million of cash in extraordinary dividends, as defined in the Act, during 2005. The tax impact of repatriating this $135 million is approximately $9 million. Alpharma may adopt additional reinvestment plans under the Act that could increase the amount to be repatriated under the Act by up to $300 million (subject to Board of Director approval) depending upon a number of factors, including the amount of foreign earnings and profits generated through 2005, but is subject to further U.S. Treasury guidance. The tax impact of repatriating this $300 million would be approximately $20 million.

- Reduce subordinated convertible debt by issuing common stock. At December 31, 2004, the Company has $163.7 million of convertible Subordinated Notes outstanding that can be retired with the agreement of the holders by the exchange of common stock. In the second quarter of 2004, the Company repurchased a portion of its 5.75% convertible debt to reduce the amount outstanding to the level required to maintain compliance with its loan covenants. The Company's loan covenants also required that amounts outstanding of the 6.875% convertible debt ($153.9 million at December 31, 2004) be reduced to $10.0 million or less by December 1, 2005. The Company is planning for this requirement based on a number of scenarios. The Company expects to be successful in meeting this requirement.

- Obtaining additional amendments to the 2001 Credit Facility bank covenants to allow for certain of the actions noted above and to provide additional flexibility in the timing and application of the financial ratio tests. In October 2001, the Company borrowed $622.0 million from the bank group and at December 31, 2004 the amount outstanding was $318.0 million (a reduction of $304.0 million). The Company has obtained amendments as follows:

  - In the fourth quarter of 2003, the bank group agreed to an amendment which allowed for specified asset sales, permitted exclusions of restructuring and refinancing charges of up to $10.0 million from EBITDA and the minimum net worth definitions, and amended the leverage ratios to delay the timing of further covenant restrictions.

  - In May 2004, the 2001 Credit Facility was amended to allow for certain actions associated with the Company's ability to achieve increased financial flexibility. The amendment includes provisions enabling the Company to issue up to $200.0 million of senior subordinated notes to refinance the existing convertible notes, to prepay a local currency mortgage secured loan of approximately $32.0 million, modify the requirements to prepay debt facilities with proceeds from the potential sale of certain assets/businesses, allow for certain covenant add-backs associated with gabapentin inventory and other minor items.

  - In August 2004, the 2001 Credit Facility was amended to reduce interest coverage from 3.50:1.00 to 3.00:1.00 and increase the permitted leverage ratio from 4.00:1.00 to 4.25:1.00 through and including December 31, 2004. At March 31, 2005, the interest coverage ratio will increase from 3.00:1.00 to 3.25:1.00 and at June 30, 2005, the interest coverage ratio will increase from 3.25:1.00 to 3.50:1.00 and remain thereafter. At March 31, 2005, the permitted leverage ratio will decrease from 4.25:1.00 to 4.00:1.00 and at June 30, 2005, the permitted leverage ratio will decrease from 4.00:1.00 to 3.50:1.00 and remain thereafter. In addition, the amendment allowed $30.0 million of cash restructuring expenses incurred from July 1, 2004 to December 31, 2004, to be excluded from the calculation of EBITDA.

- In March 2005, the 2001 Credit Facility was amended to provide at March 31, 2005, the interest coverage ratio will increase from 3.00:1.00 to 3.25:1.00 and at March 31, 2006, the interest coverage ratio will increase from 3.25:1.00 to 3.50:1.00 and remain thereafter. At March 31, 2005, the permitted leverage ratio will decrease from 4.25:1.00 to 4.00:1.00 and at March 31, 2006, the permitted leverage ratio will decrease from 4.00:1.00 to 3.50:1.00 and remain thereafter. In addition, the amendment allows $30.0 million of cash restructuring expenses incurred from July 1, 2004 to December 31, 2005 to be excluded from the calculation of EBITDA. The net worth covenant is reduced by up to $250.0 million of asset valuation impairments.

The Company believes that its performance in the reduction of the 2001 Credit Facility, and its previous experience in working with the bank group would assist it in obtaining future amendments, if necessary.

While the Company cannot assure its success in executing any of the above-noted actions, it will endeavor to take the actions necessary to maintain sufficient financial flexibility with its debt covenants to remain in compliance.

At December 31, 2004, the Company's contractual cash obligations (in millions) can be summarized as follows:

Contractual Cash Commitments	Total	Less than 1 Year	1–3 Years	4–5 Years	More than 5 Years
Long-Term Debt					
Senior and other (pro forma**)	$521.9	$ 18.6	$40.1	$218.2	$245.0
Convertible subordinated*	163.7	153.7	10.0	—	—
Operating leases	26.1	11.1	9.9	4.5	0.6
Purchase obligations	87.8	41.4	28.0	12.2	6.2
Total contractual cash commitments	$799.5	$224.8	$88.0	$234.9	$251.8

Can be settled in shares of the Company's Class A common stock at option of holder.

***As disclosed in Note 2B to the consolidated financial statements, the Company restated its 2004 and 2003 financial statements to correct the classification of certain of its outstanding debt as current liabilities and to amend disclosures related to the Company's compliance with certain of its debt covenants. In April and May 2005, the Company has cured all such violations and accordingly, the debt obligations are no longer callable. The 2004 pro forma balances are presented based upon the classification of the associated debt as long-term, as if the covenant violations had been cured.*

Under the terms of certain business and product acquisition agreements, the Company may be required to make additional payments in future years upon the occurrence of specified events. Additionally, the Company has a number of conditional supply agreements which obligate the Company to purchase products or services from vendors based on Company forecasts which are updated on a regular basis and at prices subject to negotiation and change. Certain of the supply agreements may require minimum payments under certain circumstances if minimum quantities are not purchased. See Note 18 to the financial statements for additional information.

Quantitative and Qualitative Disclosures about Market Risks

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. The Company's risk management practice includes the selective use, on a limited basis, of forward foreign currency exchange contracts and interest rate agreements. Such instruments are used for purposes other than trading.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate movements create fluctuations in U.S. dollar reported amounts of foreign subsidiaries whose local currencies are their respective functional currencies. The Company has not used foreign currency derivative instruments to manage translation fluctuations. The Company and its respective subsidiaries primarily use forward foreign exchange contracts to hedge certain cash flows denominated in currencies other than the subsidiary's functional currency. Such cash flows are normally represented by actual receivables and payables and anticipated receivables and payables for which there is a firm commitment.

At December 31, 2004, the Company had forward foreign exchange contracts mainly denominated in Euros, Danish Krones, Norwegian Krones, British Pounds, Hungarian Forint and U.S. dollars with a notional amount of $255.8 million. The fair market value of such contracts has been recognized in the financial statements and is not material. All contracts expire in the first quarter of 2005. The cash flows expected from the contracts will generally offset the cash flows of related non-functional currency transactions. The change in value of the foreign currency forward contracts resulting from a 10% movement in foreign currency exchange rates would be less than $12.8 million and generally would be offset by the change in value of the hedged receivable or payable. Such contracts are not designated hedges for accounting purposes.

Interest Rate Risk

Alpharma's interest rate risk relates primarily to long-term and short-term debt which has variable interest rates and reset generally every three months. At December 31, 2004, the Company has $318.0 million of variable rate U.S. dollar debt under its 2001 Credit Agreement.

Consolidated Balance Sheet

(In thousands, except share data)

December 31,	2004 Restated	2003 Restated
ASSETS		
Current assets:		
Cash and cash equivalents	$ 105,212	$ 58,623
Accounts receivable, net	226,591	258,471
Inventories	310,004	309,277
Prepaid expenses and other current assets	30,265	66,620
Total current assets	672,072	692,991
Property, plant and equipment, net	457,296	481,554
Goodwill, net	478,621	718,165
Intangible assets, net	310,718	347,670
Other assets and deferred charges	85,135	101,767
Total assets	$2,003,842	$2,342,147
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 675,639	$ 593,316
Short-term debt	16,096	9,500
Accounts payable	117,892	122,780
Accrued expenses	187,129	170,108
Accrued and deferred income taxes	43,650	30,441
Total current liabilities	1,040,406	926,145
Long-term debt:		
Senior	—	32,787
Convertible subordinated notes	10,000	181,553
Deferred income taxes	34,685	38,675
Other non-current liabilities	35,109	32,251
Commitments and contingencies (see Note 18)		
Stockholders' equity:		
Class A Common Stock, $.20 par value 41,277,761 and 40,483,818 shares issued	8,256	8,092
Class B Common Stock, $.20 par value 11,872,897 and 11,872,897 shares issued	2,375	2,375
Additional paid-in capital	1,073,921	1,059,104
Unearned compensation	(7,443)	(2,667)
Accumulated deficit	(347,425)	(23,284)
Accumulated other comprehensive income	161,602	94,531
Treasury stock, at cost	(7,644)	(7,415)
Total stockholders' equity	883,642	1,130,736
Total liabilities and stockholders' equity	$2,003,842	$2,342,147

See notes to consolidated financial statements.

Consolidated Statement of Operations

(In thousands, except per share data)

Years Ended December 31,	2004	2003	2002
Total revenue	$1,339,480	$1,297,285	$1,230,762
Cost of sales	806,442	779,676	705,174
Gross profit	533,038	517,609	525,588
Selling, general and administrative expenses	384,959	346,130	327,588
Research and development	81,466	63,232	67,088
Asset impairments and other	29,742	8,727	89,112
Goodwill impairment	260,000	—	66,011
Operating income (loss)	(223,129)	99,520	(24,211)
Interest expense and amortization of debt issuance costs	(59,061)	(63,608)	(76,212)
Loss on extinguishment of debt	(2,795)	(29,100)	(52,929)
Other income (expense), net	31,387	12,439	(2,930)
Income (loss) from continuing operations before provision for income taxes	(253,598)	19,251	(156,282)
Provision (benefit) for income taxes	61,139	(193)	(62,715)
Income (loss) from continuing operations	(314,737)	19,444	(93,567)
Discontinued operations (Note 7):			
Loss from discontinued operations	—	(5,880)	(8,127)
Income tax (benefit)	—	(269)	(2,033)
Loss on discontinued operations	—	(5,611)	(6,094)
Net income (loss)	$ (314,737)	$ 13,833	$ (99,661)
Earnings per common share:			
Basic			
Income (loss) from continuing operations	$ (6.05)	$ 0.38	$ (1.88)
Loss from discontinued operations	—	$ (0.11)	$ (0.12)
Net income (loss)	$ (6.05)	$ 0.27	$ (2.00)
Diluted			
Income (loss) from continuing operations	$ (6.05)	$ 0.38	$ (1.88)
Loss from discontinued operations	—	$ (0.11)	$ (0.12)
Net income (loss)	$ (6.05)	$ 0.27	$ (2.00)

See notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

(In thousands)

	Common Stock	Additional Paid-In Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2001	$ 8,923	$ 905,099	$ —	$ (99,675)	$ 81,099	$(6,943)	$ 888,503
Comprehensive income:							
Net loss—2002					(99,661)		(99,661)
Currency translation adjustment				92,647			92,647
Minimum Pension Liability, net				(1,797)			(1,797)
Unrealized losses on derivative contracts, net				(3,267)			(3,267)
Total comprehensive net loss							(12,078)
Dividends declared ($.18 per common share)					(9,235)		(9,235)
Non-cash conversion of 05 Notes, net	653	68,501					69,154
Non-cash conversion of 06 Note, net	687	66,309					66,996
Exercise of stock options (Class A) and other	35	3,172				(472)	2,735
Employee stock purchase plan	55	3,721	—	—	—	—	3,776
Balance, December 31, 2002	$10,353	$1,046,802	$ —	$ (12,092)	$ (27,797)	$(7,415)	$1,009,851
Comprehensive income:							
Net income—2003					13,833		13,833
Currency translation adjustment				103,796			103,796
Minimum Pension Liability, net				1,514			1,514
Unrealized gains on derivative contracts, net				1,313			1,313
Total comprehensive net income							120,456
Dividends declared ($.18 per common share)					(9,320)		(9,320)
Capital contribution from Parent		2,267					2,267
Award of, and changes in, restricted stock	23	2,970	(2,993)				—
Amortization of restricted shares			326				326
Tax benefit realized from stock option plan		527					527
Exercise of stock options (Class A) and other	46	2,361					2,407
Employee stock purchase plan	45	4,177	—	—	—	—	4,222
Balance, December 31, 2003	$10,467	$1,059,104	$(2,667)	$ 94,531	$ (23,284)	$(7,415)	$1,130,736
Comprehensive income:							
Net loss—2004					(314,737)		(314,737)
Currency translation adjustment				64,834			64,834
Minimum Pension Liability, net				283			283
Unrealized gains on derivative contracts, net				1,954			1,954
Total comprehensive net income							(247,666)
Dividends declared ($.18 per common share)					(9,404)		(9,404)
Award of, and changes in, restricted stock	78	7,765	(7,843)				—
Amortization of restricted shares			3,067				3,067
Exercise of stock options (Class A) and other	28	2,585				(229)	2,384
Employee stock purchase plan	58	4,467	—	—	—	—	4,525
Balance, December 31, 2004	$ 10,631	$ 1,073,921	$ (7,443)	$ 161,602	$ (347,425)	$ (7,644)	$ 883,642

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)

Years Ended December 31,	2004	2003	2002
Operating activities:			
Net income (loss)	$(314,737)	$ 13,833	$ (99,661)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	96,403	95,201	83,532
Interest accretion on convertible debt	6,572	6,141	6,516
Amortization of loan costs	2,736	3,941	4,727
Gain on sale of property	—	(2,294)	—
Loss on disposal of discontinued operations	—	4,041	—
Deferred income taxes	31,144	(7,277)	(45,848)
Other non-cash items	308,003	7,157	193,853
Change in assets and liabilities, net of effects from business acquisitions and dispositions:			
(Increase) decrease in accounts receivable	25,908	(12,426)	27,308
Decrease (increase) in inventory	(529)	51,942	(949)
Decrease (increase) in prepaid expenses and other current assets	11,584	6,308	(11,461)
Increase (decrease) in accounts payable, accrued expenses and accrued income taxes	3,060	(18,938)	3,415
Other, net	16,018	7,441	768
Net cash provided by operating activities	186,162	155,070	162,200
Investing activities:			
Capital expenditures	(49,306)	(42,619)	(74,390)
Purchase of businesses and intangibles, net of cash acquired	(1,787)	(5,252)	(7,313)
Proceeds from sale of property	—	2,355	—
Purchase of Wynco	(12,857)	—	—
Proceeds from sales of subsidiaries	21,400	5,967	—
Net cash used in investing activities	(42,550)	(39,549)	(81,703)
Financing activities:			
Net advances under lines of credit	6,578	17,527	15,325
Proceeds of senior long-term debt	25,000	—	31,000
Reduction of long-term debt	(154,264)	(324,540)	(116,787)
Increase in book overdraft	19,992	1,930	—
Dividends paid	(9,404)	(9,320)	(9,235)
Issuance of senior unsecured debt	—	220,000	—
Net capital contribution from parent	—	2,267	—
Proceeds from issuance of common stock and other	6,909	9,054	6,720
Net cash (used in) provided by financing activities	(105,189)	(83,082)	(72,977)
Net cash flows from exchange rate changes	8,166	2,221	1,549
Increase in cash and cash equivalents	46,589	34,660	9,069
Cash and cash equivalents at beginning of year	58,623	23,963	14,894
Cash and cash equivalents at end of year	$ 105,212	$ 58,623	$ 23,963

See notes to consolidated financial statements.

(In thousands, except share data)

Restatement of Financial Statements

The Company has restated its consolidated financial statements for the years ended December 31, 2004 and 2003, to correct the classification of certain of its outstanding debt as current liabilities and to amend disclosures related to the Company's compliance with certain of its debt covenants. Balances at December 31, 2004 and 2003 are restated to classify certain long-term debt as current, due to violations of certain debt covenants at December 31, 2004 and 2003, that served to make the associated debt obligations callable. In April and May 2005, the Company has cured all such violations and accordingly, the debt obligations are no longer callable. The 2004 pro forma balances are presented to classify the associated debt as long-term, as if the covenant violations had been cured effective December 31, 2004. See Note 2B, Financial Statement Restatement.

1. The Company:

Alpharma Inc. and Subsidiaries, (the "Company") is a global pharmaceutical company which develops, manufactures and markets specialty generic and proprietary human pharmaceutical and animal pharmaceutical products.

In 1994, the Company acquired the pharmaceutical, animal health, bulk antibiotic and aquatic animal health business ("Alpharma Oslo") of A. L. Industrier ASA ("A. L. Industrier"), the beneficial owner of 100% of the outstanding shares of the Company's Class B Stock. The Class B stock represents 22.5% of the total outstanding common stock as of December 31, 2004. A. L. Industrier, a Norwegian company, is able to control the Company through its ability to elect more than a majority of the Board of Directors and to cast a majority of the votes in any non-class vote of the Company's stockholders. See Note 20.

The Company's businesses are organized in five reportable segments, as follows:

Active Pharmaceutical Ingredients ("API")
Branded Pharmaceuticals ("BP")
International Generics ("IG")
U.S. Generic Pharmaceuticals ("USG")
Animal Health ("AH")

API, BP, IG and USG are part of Human Pharmaceuticals.

API's principal products are bulk pharmaceutical antibiotics sold to the pharmaceutical industry in the U.S. and worldwide for use as active substances in a number of finished pharmaceuticals.

During 2004, the former U.S. Human Pharmaceutical ("USHP") segment was reorganized into two segments as the CEO and Board were provided with disaggregated operating results of USG and BP. USG's principal products are generic liquid and topical pharmaceuticals and solid dose oral pharmaceuticals. BP has one branded solid dose product, Kadian, which is marketed by a sales force of approximately 175 sales representatives. USG and BP sell primarily to wholesalers, distributors, and merchandising chains.

IG's principal products are dosage form pharmaceuticals sold primarily in Scandinavia, the United Kingdom and Western Europe, as well as Indonesia, China and certain Middle Eastern countries.

Animal Health's principal products are medicated feed additive and other animal health products for animals raised for commercial food production (principally poultry, cattle and swine) in the U.S. and worldwide. In 2004, AH divested its Aquatic Animal Health business. See Note 7.

2A. Summary of Significant Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. The effects of all significant intercompany transactions have been eliminated. Certain amounts have been reclassified to conform with current year presentations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

Cash equivalents include all highly liquid investments that have an original maturity of three months or less. Included within cash and cash equivalents is approximately $2,000 of amounts that are legally restricted as to use.

Accounts Receivable and Allowance for Doubtful Accounts:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance is based on historical write-off experience, current economic conditions and a review of individual accounts. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. A specific reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. There is no off-balance-sheet credit exposure related to our customers.

Inventories:

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for all inventories. The determination of market value to compare to cost involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Inventory determined to be damaged, obsolete, or otherwise unsaleable is written down to its net realizable value.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval or during a period when the product is subject to litigation. The Company reviews these inventories on a case-by-case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained, litigation will be resolved unfavorably, or the cost of the inventory will not be recoverable based on other factors. See Note 18 for additional information.

Property, Plant and Equipment:

Property, plant and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts, with any gain or loss included in net income.

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the assets. A loss is recognized for the difference between the fair value and the carrying amount of the assets. Fair value is determined based upon a market quote, if available, or is based on valuation techniques.

Interest is capitalized as part of the acquisition cost of major construction and software development projects. In 2004, 2003, and 2002; $405, $167, and $1,904 of interest costs were capitalized, respectively.

Depreciation is computed by the straight-line method over the estimated useful lives which are generally as follows:

Buildings	30–40 years
Building improvements	10–30 years
Machinery and equipment	2–20 years

Goodwill and Intangible Assets:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS 142 applies to all goodwill and intangibles acquired in a business combination. Under SFAS 142, all goodwill and certain intangibles determined to have indefinite lives will not be amortized but will be tested for impairment at least annually. Intangible assets other than goodwill will be amortized over their useful lives, generally 5–20 years, and reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Note 12 for additional detail relating to the Company's goodwill and other intangible assets.

Foreign Currency Translation and Transactions:

The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at rates in effect at the balance sheet date. Results of operations are translated using average rates in effect during the year. Foreign currency transaction gains and losses are included in income. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. The foreign currency translation adjustment for 2004, 2003, and 2002 is net of $(76), $(1,358), and $(1,910), respectively, representing the tax effects associated with long-term intercompany advances to foreign subsidiaries and other liabilities.

Derivative Instruments:

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its corresponding amendments under SFAS No. 138, (referred to hereafter as "SFAS 133"), on January 1, 2001. Under the provisions of SFAS 133, all derivatives are recognized on the balance

(In thousands, except share data)

sheet at their fair value. Changes in fair value are recognized periodically in earnings or stockholders' equity, depending on the intended use of the derivative and whether the derivative is classified as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

The Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedging relationships. All cash flow hedges are linked directly to specific transactions and the Company assesses effectiveness at inception and on a quarterly basis. When it is determined that a derivative instrument is not highly effective, the transaction is terminated or the transaction is no longer deemed probable of occurring, the Company discontinues hedge accounting.

The Company's derivative instruments, which are entered into on a limited basis, consist principally of forward foreign exchange contracts and interest rate swaps. These instruments are entered into in order to manage exposures to changes in foreign currency exchange rates and interest rates. The Company carries its derivative instruments at its fair value on the balance sheet, recognizing changes in the fair value of forward foreign exchange contracts in current period earnings and changes in the fair value of interest rate swaps, which are classified as cash flow hedges, in stockholders' equity.

The Company selectively enters into forward foreign exchange contracts to buy and sell certain cash flows in non-functional currencies and to hedge certain firm commitments due in foreign currencies. Forward foreign exchange contracts, other than hedges of firm commitments, are accounted for as foreign currency transactions and gains or losses are included in income. Gains and losses related to hedges of firm commitments are deferred and included in the basis of the transaction when it is completed.

Revenue Recognition:

Revenues are recognized when title to products and risk of loss are transferred to customers. Certain of the Company's subsidiaries have terms of FOB shipping point where title and risk of loss transfer on shipment. Certain subsidiaries have terms of FOB destination where title and risk of loss transfer on delivery. In the case of FOB destination, revenue is not recognized until products are received by the customer. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

In the Company's U.S. Human Pharmaceutical businesses, and to a lesser extent in International Generics, sales to certain customers require that the Company remit discounts to either customers or governmental authorities in the form of rebates, chargebacks, or other managed-care reserves. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates, chargebacks, managed care reserves and estimated returns at the time of sale based on the terms of agreements with customers and historical experience. The reserve balances relative to these provisions included in "Accounts receivable, net" and "Accounts payable and accrued expenses" in the accompanying consolidated balance sheet totaled $116,249 and $63,010, respectively, at December 31, 2004 and $64,701 and $82,387, respectively, at December 31, 2003. The Company continually monitors the adequacy of procedures used to estimate these reductions by comparison of estimated reductions to actual reductions.

Included in Other income is $17,142 in 2004 and $9,081 in 2003 of income earned during the 180 day exclusivity period for Metformin ER under a profit sharing agreement with another pharmaceutical company. The income has no direct costs associated with it although it is supported by and originated from the cost structure and investments of the U.S. Generic Pharmaceuticals business.

Income Taxes:

The provision for income taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes. Deferred taxes are calculated using the liability method. A valuation allowance is established, as needed, to reduce net deferred tax assets if it is more likely than not such assets will not be realized.

At December 31, 2004, the Company's share of the undistributed earnings of its foreign subsidiaries, (excluding cumulative foreign currency translation adjustments), was approximately $241,000. No provisions are made for U.S. income taxes that would be payable upon the distribution of earnings which have been reinvested abroad or are expected to be returned in tax-free distributions. It is the Company's policy to provide for U.S. taxes payable with respect to earnings which the Company plans to repatriate.

See Note 15 for additional disclosure regarding accumulated income earned outside the U.S. and addition, to valuation reserves.

Accounting for Stock-Based Compensation:

At December 31, 2004, the Company has stock-based employee compensation plans, which are described more fully in Note 22. The Company applies the intrinsic-value based method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income for incentive stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. Compensation cost for restricted stock is recorded based on the market value on the date of grant. The fair value of restricted stock is charged to unearned compensation in Stockholders' Equity and amortized to expense over the requisite vesting periods. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," to stock-based employee compensation. No tax benefits were attributed to the stock-based employee compensation expense during fiscal 2004 because the Company maintained a valuation allowance on substantially all of the net deferred tax assets.

Years Ended December 31,	2004	2003	2002
Net income (loss), as reported	$(314,737)	$13,833	$ (99,661)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects during fiscal 2003 and 2002	3,067	202	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects during fiscal 2003 and 2002	8,206	5,243	6,335
Pro forma net income (loss)	$(319,876)	$ 8,792	$(105,996)
Earnings (loss) per share:			
Basic—as reported	$ (6.05)	$ 0.27	$ (2.00)
Basic—pro forma	$ (6.14)	$ 0.17	$ (2.13)
Diluted—as reported	$ (6.05)	$ 0.27	$ (2.00)
Diluted—pro forma	$ (6.14)	$ 0.17	$ (2.13)

Comprehensive Income (Loss):

SFAS 130, "Reporting Comprehensive Income," requires foreign currency translation adjustments and certain other items, which were reported separately in stockholders' equity, to be included in other comprehensive income (loss). Included within accumulated other comprehensive income (loss) in 2004 for the Company are foreign currency translation adjustments, changes in the fair value of interest rate swaps designated as cash flow hedges, net of related tax benefit, of $1,954, and changes in the minimum pension liability, net of related tax benefit, of $283. Total comprehensive income (loss) for the years ended 2004, 2003, and 2002 is included in the Statement of Stockholders' Equity.

The components of accumulated other comprehensive income (loss) include:

December 31,	2004	2003	2002
Cumulative translation adjustment	$161,602	$96,768	$ (7,028)
Minimum pension liability, net	—	(283)	(1,797)
Unrealized gains (losses) on derivative contracts, net	—	(1,954)	(3,267)
	$161,602	$94,531	$(12,092)

Segment Information:

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" requires segment information to be prepared using the "management" approach. The management approach is based on the method that management organizes the segments within the Company for making operating decisions and assessing performance. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers.

Shipping Costs:

The Company accounts for shipping costs in selling, general and administrative expenses for purposes of classification within the Consolidated Statement of Operations. These costs were approximately $21,000, $19,000, and $20,000 for the three years ended December 31, 2004, 2003, and 2002, respectively.

(In thousands, except share data)

Software and Development Costs:

In 2004, 2003, and 2002, the Company capitalized purchased software from a third party vendor and software development costs incurred under the provisions of SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Capitalized costs include only (1) external direct costs of materials and services incurred in developing or obtaining internal use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the internal-use software project, and (3) interest costs incurred, while developing internal-use software. Amortization began in April 2002 as portions of the project were completed, were ready for their intended purpose and were placed in service.

Research and development costs, business process re-engineering costs, training and computer software maintenance costs are expensed as incurred. Software development costs are being amortized using the straight-line method over the expected life of the product which is estimated to be five to seven years depending on when it is placed in service.

Capitalized software costs related to the Company's Enterprise Resource Planning System, net of amortization, to date through December 31, 2004 and 2003 amounted to approximately $38,796, and $45,417, respectively and are included in other assets. Amortization began in 2002, and was $8,784, $10,266 and $3,643 for the years ended December 31, 2004, 2003 and 2002, respectively. All significant software modules were completed and ready for their intended purpose during 2003.

Recent Accounting Pronouncements:

In December 2004, the FASB revised its SFAS No. 123 ("SFAS No. 123R"), "Accounting for Stock-Based Compensation." The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on the Company's consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In May 2004, the FASB issued Staff Position No. 106-2 (FSP 106-2), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 discusses the effect of the Medicare Act and supersedes FSP 106-1. FSP 106-2 requires companies to account for the reduction in accumulated postretirement benefit obligation (APBO) as an actuarial gain to be amortized into income over the average remaining service period of plan participants. FSP 106-2 was effective for the first interim or annual period beginning after June 15, 2004. The Company implemented the new accounting standard in the third quarter of fiscal 2004. The Company's APBO and net periodic postretirement benefit costs as of and for the year ended December 31, 2004 reflect the effect of the Medicare Act. The implementation of the Medicare Act did not have a material effect on the overall results of operations.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs." Statement 151 amends the guidance in ARB No. 43, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with early application permitted. The Company is currently evaluating the effects of Statement 151 may have on its financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Option No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and application is prospective. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

FASB Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004" ("FSP 109-2"), provides guidance under FASB Statement No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

2B. Financial Statement Restatement:

Subsequent to the issuance of its 2004 consolidated financial statements, the Company discovered that it was not in compliance with certain of its debt covenants at December 31, 2004 and 2003. Consequently, the Company has restated its consolidated financial statements for the years ended December 31, 2004 and 2003, to correct the classification of $503,293 and $567,909, respectively, of its outstanding debt as current liabilities and to amend disclosures related to the Company's compliance with certain of its debt covenants. The covenant violations were as follows:

8⅝% Senior Notes due 2011 (the "Senior Notes"):

- The Company had not made timely payment of liquidated damages due to its Senior Note holders at December 31, 2004 and 2003. These liquidated damages have been incurred as a result of the registration of the Senior Notes with the Securities and Exchange Commission not yet being effective. At December 31, 2004, the Company had accrued $3,131 of liquidated damages, of which $2,573 was to have been paid by December 31, 2004, in accordance with the terms of the Senior Notes. In April 2005, the Company remitted to the Trustee for the Senior Notes, payment of the amount due for liquidated damages.

- The Company had not made timely filing of certain certificates required in the covenants to the Senior Notes at December 31, 2004 and 2003. Subsequently, in April and May 2005, the Company has made all required filings.

  Certain of the violations of the debt covenants related to the Senior Notes served to make the associated debt obligations callable at December 31, 2004 and 2003. Accordingly, debt balances at December 31, 2004 and 2003 have been restated to classify the amounts due under the Senior Notes as current liabilities at December 31, 2004 and 2003. In April and May 2005, the Company has cured all such violations and accordingly, the debt obligations are no longer callable. As a result, 2004 pro forma balances (see Note 13) are presented to classify the associated debt as long-term, as if the covenant violations had been cured effective as of December 31, 2004.

(In thousands, except share data)

2001 Credit Facility:

- The Company's failure to make timely payment of liquidated damages due on its Senior Notes, constituted an event of default under the terms of the 2001 Credit Facility. As a result, the associated debt was callable at December 31, 2004 and 2003, until such time as the underlying default was cured. Accordingly, the amounts due under the 2001 Credit Facility have been reclassified as current liabilities at December 31, 2004 and 2003.

  The underlying default was cured via the payment of the liquidated damages due on the Senior Notes in April 2005. As a result, 2004 pro forma balances (see Note 13) are presented to correct the classification of the amounts due under the 2001 Credit Facility as long-term, as if the covenant violations had been cured effective as of December 31, 2004.

3.0% Convertible Senior Subordinated Notes due 2006 (the "06 Notes"):

- The Company had not made timely filing of a compliance certificate required in the covenants to the 06 Notes at December 31, 2003. The Company never received a notice of default related to this matter and was it to have received such notice, it would have had a grace period in which to cure the default. As a result, this instance of default does not require a change to the long-term debt balance sheet classification of the 06 Notes. In April 2005, the Company made the required filing of the December 31, 2003 compliance certificate.

See Footnote 13 Long-Term Debt for further details.

3. Liquidity and Capital Resources:

In the fourth quarter of 2001, the Company completed the acquisition of the Faulding Oral Pharmaceuticals Business ("OPB") and entered into a $900,000 credit facility ("2001 Credit Facility") to finance the acquisition and replace its previous credit agreement. The 2001 Credit Facility includes covenants that require it to maintain specified financial ratios and satisfy financial conditions consisting of a maximum total leverage ratio test, a maximum senior secured leverage ratio test, a minimum fixed charge coverage ratio test, a minimum interest coverage ratio test and a minimum net worth test. A breach of any of these covenants, if not cured or waived, could result in a default under the 2001 Credit Facility. If an event of default under the 2001 Credit facility occurs, the lenders under these facilities could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. The calculation of earnings before interest, taxes, depreciation and amortization ("EBITDA") on a rolling four quarter basis is important to many of these tests. These covenants have been amended from time to time, including amendments made in May and August 2004 and March 2005.

Compliance with these financial covenants in 2005 is dependent on the Company's EBITDA as defined by the credit agreement, and therefore the Company's ability to generate increasing amounts of operating income, or on the Company's ability to reduce the amount of its outstanding debt. Since December 2001, the Company has reduced the amount of its outstanding debt and the size of the original facility by prepaying term debt of $260,000 and by lowering the revolving line of credit by $150,000. On an overall basis, senior debt and total debt at December 31, 2004 were $538,065 and $701,735, respectively, compared to $635,603 and $817,156, respectively, at December 31, 2003.

The Company's EBITDA, as defined, is affected most directly by changes in operating income. The definition of EBITDA allows for the add back of non-cash charges, including goodwill impairment. Operating income in 2004 has been negatively affected by business conditions in USG and by corrective actions related to the Company's response to FDA Form 483s issued for the Company's U.S. Human Pharmaceuticals plants in Baltimore (liquids) and Elizabeth (solid dose). The corrective action plans have included consulting and other costs and have resulted in lower production and significant rationalization of the liquids product line at the Baltimore plant and production delays and interruptions at the Elizabeth plant.

The FDA completed an inspection of the Company's Elizabeth solid dose site in December 2003 and advised the Company that, as a result of this inspection, product approvals relating to the Elizabeth site would be withheld pending a successful follow-up inspection. Major elements of the FDA compliance enhancement plan have been completed. The Company anticipates it will be the subject of another inspection in 2005. In September 2004, the FDA inspected Elizabeth and has since advised the Company it is eligible for new product approvals. Since the September inspection, the Company has received four new product approvals. In the fourth quarter of 2004, the Company launched both its gabapentin capsules and tablets from the Elizabeth site. The Company expects to continue upgrading plant procedures at the Baltimore facility in accordance with the October 2002 corrective action plan and will continue to provide written monthly updates to the FDA. The plan anticipates substantial completion of the corrective actions by the end of 2004, subject to the FDA's final review and satisfaction with the actions taken. Representatives of the Company and the Baltimore facility met with Baltimore FDA in the fourth quarter of 2004 to discuss progress on the corrective action plan and to clarify expectations and deliverables. The Company anticipates it will be the subject of another inspection in 2005. While the Company has received no indications from the FDA, the total cost and timing of both the Elizabeth and Baltimore corrective action plans are subject to change based upon results of future inspections performed by the respective Baltimore and New Jersey Districts of the FDA. See Note 18 for further details.

In order to increase flexibility in complying with its financial covenants, the Company received an amendment to its 2001 Credit Facility in March 2005, which provides at March 31, 2005, the interest coverage ratio requirement will increase from 3.00:1.00 to 3.25:1.00 and at March 31, 2006, the interest coverage ratio requirement will increase from 3.25:1.00 to 3.50:1.00 and remain thereafter. The amendment also increased the permitted leverage ratio from 4.00:1:00 to 4.25:1.00 through and including December 31, 2004. At March 31, 2005, the permitted leverage ratio will decrease from 4.25:1.00 to 4.00:1.00 and at March 31, 2006, the permitted leverage ratio will decrease from 4.00:1.00 to 3.50:1.00 and remain thereafter. In addition, the amendment allows $30,000 of cash restructuring expenses incurred from July 1, 2004 to December 31, 2005, to be excluded from the calculation of EBITDA. Regarding the net worth covenant, the amendment allows up to $250,000 of asset valuation impairments to be added back.

Except as noted in Note 2B, Financial Statement Restatement and Note 13, Long-Term Debt, the Company remained in compliance with its debt covenants at December 31, 2004, with approximately $53.0 million of EBITDA flexibility on its tightest covenant at year end, the Interest Coverage Ratio. See Note 2B, Financial Statement Restatement and Note 13, Long-Term Debt, for a discussion of violations of certain debt covenants at December 31, 2003 and 2004. In April and May 2005, the Company has cured all of the violations of its debt covenants.

The Company has a formal operating plan for 2005. The plan indicates continued difficult operating conditions and continued losses in the U.S. Generic Pharmaceutical business. Based on the plan, the Company expects to remain in compliance with its financial covenants throughout 2005. Depending on actual results, the Company may need to consider additional actions to ensure continued compliance.

The Company believes it has a number of options available to provide it with increased financial flexibility, thereby ensuring continued compliance with its covenants. Certain of these options are entirely within the Company's control and others require actions of the bank group and/or a third party. Options include:

- Aggressive asset management, including both working capital reduction programs and controls over capital expenditures, to generate free cash flow to enable the Company to continue to repay outstanding debt. Capital expenditures and purchased intangibles were $51,093 for the year ended December 31, 2004 compared to $47,871 and $81,703 for the years ended December 31, 2003 and 2002, respectively.

- Reduce operating costs. The Company incurred severance charges of approximately $4,200 in the fourth quarter of 2004 to reduce its workforce. See Note 5 for further details.

- Continue to sell certain assets. In the first quarter of 2004, the Company bought the outstanding 50% of its Wynco joint venture and resold it within the first quarter in a transaction that will ultimately generate approximately $4,000 of incremental cash. In July 2004, the Company completed the sale of the Aquatic Animal Health operations to an employee group for approximately $4,400 and possible future contingent proceeds.

  Although no decision has been made, the Company continues to consider other possible divestitures which could be material. There is no guarantee any divestiture will be completed.

- Use of cash in international locations will be made available to fund U.S. investments under the Act. As of December 31, 2004, Alpharma management had not decided whether, and to what extent, it might repatriate foreign earnings under the Act. Since that time, the U.S. Treasury has issued guidance, which appears to clarify a number of the Act's provisions, and the Company has now determined that it will repatriate approximately $135,000 of cash in extraordinary dividends, as defined in the Act, during 2005. The tax impact of repatriating this $135,000 is approximately $9,000. Alpharma may adopt additional reinvestment plans under the Act that could increase the amount to be repatriated under the Act by up to $300,000 (subject to Board of Director approval) depending upon a number of factors,

(In thousands, except share data)

including the amount of foreign earnings and profits generated through 2005, but is subject to further U.S. Treasury guidance. The tax impact of repatriating this $300,000 would be approximately $20,000.

- Reduce subordinated convertible debt by issuing common stock. At December 31, 2004, the Company has $163,670 of convertible Subordinated Notes outstanding that can be retired with the agreement of the holders by the exchange of common stock. In the second quarter of 2004, the Company repurchased a portion of its 5.75% convertible debt to reduce the amount outstanding to the level required to maintain compliance with its loan covenants. The Company's loan covenants also required that amounts outstanding of the 6.875% convertible debt ($153,918 at December 31, 2004) be reduced to $10,000 or less by December 1, 2005. The Company is planning for this requirement based on a number of scenarios. The Company expects to be successful in meeting this requirement.
- Obtaining additional amendments to the 2001 Credit Facility bank covenants to allow for certain of the actions noted above and to provide additional flexibility in the timing and application of the financial ratio tests. In October 2001, the Company borrowed $622,000 from the bank group and at December 31, 2004, the amount outstanding was $317,969 (a reduction of $304,031). The Company has obtained amendments as follows:
  - In the fourth quarter of 2003, the bank group agreed to an amendment which allowed for specified asset sales, permitted exclusions of restructuring and refinancing charges of up to $10,000 from EBITDA and the minimum net worth definitions, and amended the leverage ratios to delay the timing of further covenant restrictions.
  - In May 2004, the 2001 Credit Facility was amended to allow for certain actions associated with the Company's ability to achieve increased financial flexibility. The amendment includes provisions enabling the Company to issue up to $200,000 of senior subordinated notes to refinance the existing convertible notes, to prepay a local currency mortgage secured loan of approximately $32,000, modify the requirements to prepay debt facilities with proceeds from the potential sale of certain assets/businesses, allow for certain covenant add-backs associated with gabapentin inventory and other minor items.
  - In August 2004, the 2001 Credit Facility was amended to reduce interest coverage from 3.50:1.00 to 3.00:1.00 and increase the permitted leverage ratio from 4.00:1.00 to 4.25:1.00 through and including December 31, 2004. At March 31, 2005, the interest coverage ratio will increase from 3.00:1.00 to 3.25:1.00 and at June 30, 2005, the interest coverage ratio will increase from 3.25:1.00 to 3.50:1.00 and remain thereafter. At March 31, 2005, the permitted leverage ratio will decrease from 4.25:1.00 to 4.00:1.00 and at June 30, 2005, the permitted leverage ratio will decrease from 4.00:1.00 to 3.50:1.00 and remain thereafter. In addition, the amendment allowed $30,000 of cash restructuring expenses incurred from July 1, 2004 to December 31, 2004, to be excluded from the calculation of EBITDA.
  - In March 2005, the 2001 Credit Facility was amended to provide at March 31, 2005, the interest coverage ratio will increase from 3.00:1.00 to 3.25:1.00 and at March 31, 2006, the interest coverage ratio will increase from 3.25:1.00 to 3.50:1.00 and remain thereafter. At March 31, 2005, the permitted leverage ratio will decrease from 4.25:1.00 to 4.00:1.00 and at March 31, 2006, the permitted leverage ratio will decrease from 4.00:1.00 to 3.50:1.00 and remain thereafter. In addition, the amendment allows $30,000 of cash restructuring expenses incurred from July 1, 2004 to December 31, 2005 to be excluded from the calculation of EBITDA. The net worth covenant is reduced by up to $250,000 of asset valuation impairments.

The Company believes that its performance in the reduction of the 2001 Credit Facility, and its previous experience in working with the bank group would assist it in obtaining future amendments, if necessary.

While the Company cannot assure its success in executing any of the above-noted actions, it will endeavor to take the actions necessary to maintain sufficient financial flexibility with its debt covenants to remain in compliance.

4. Business and Product Line Acquisitions:

The following acquisition was accounted for under the purchase method and the accompanying financial statements reflect the fair values of the assets acquired and liabilities assumed and the results of operations from their respective acquisition dates:

Faulding Acquisition:

In December 2001, the Company acquired the generic and proprietary oral solid dose pharmaceuticals business ("OPB acquisition") in the U.S. and China of F.H. Faulding & Co. Limited from Mayne Nickless Limited for total consideration of $660,000 in cash (approximately $669,800 including direct acquisition related costs).

The acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." The fair value of the assets acquired and liabilities assumed and the results of OPB operations are included in the Company's consolidated financial statements beginning on the date of acquisition, December 12, 2001.

The transaction generated significant charges for in-process research and development ("IPR&D"), the write-up and subsequent write-off of purchased inventory, financing costs specific to the transaction and integration costs incurred in combining OPB in the United States with the U.S. Pharmaceutical Division ("USPD") to form U.S. Human Pharmaceuticals ("USHP"). The majority of the charges are included in 2001; however, 2002 includes the following charge:

Description	December 31, 2002	Caption
Inventory write-up (related to sales of acquired inventory)	$ 5,357	Cost of sales
Charges and expenses related to the acquisition	$ 5,357	
Tax benefit	(2,062)	
Net charge	$ 3,295	
Loss per share	$ (0.07)	

5. Impairments, Reorganization, Refocus and Other Actions:

In the fourth quarter 2004, all significant long-lived assets were tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As part of the OPB acquisition, the Company acquired a manufacturing plant and office facility in Piscataway, N.J. The manufacturing capacity required FDA approval prior to its use as a manufacturing plant. Since the acquisition, the Company has used the facility for warehousing and as office space. The plan prior to the fourth quarter of 2004 was to use the manufacturing portion of the plant for production of new products. In the fourth quarter of 2004, the Company determined that it was not economically feasible to use the plant for manufacturing. The portions of the facility specifically constructed for manufacturing and certain items of machinery and equipment were specifically identified as having no future economic benefit and impairment charges totaling $15,512 were recorded by the USG segment. These charges are classified as Asset Impairments and Other within the Consolidated Statement of Operations.

As part of its annual impairment test for goodwill in the fourth quarter of 2004, the entire goodwill of USG was written off, resulting in a charge of $260,000. See Note 12 for details.

During 2004 and 2003, the Company incurred severance related to actions in connection with management's reorganization and refocus to improve future operations. These charges related to workforce reductions of approximately 150 and 175 employees in 2004 and 2003, respectively, and are classified as Asset impairments and other within the Consolidated Statement of Operations. The Company has only included as management actions severance related to specific programs. Other severance charges not related to specific programs are not segregated from normal operations. A summary of severance charges recorded, by segment, during 2004 and 2003 is as follows:

Severance charges:	2004	2003	2002
API	$ 823	$ 305	$ —
BP	—	—	—
IG	992	2,116	1,694
USG	2,128	2,520	—
AH	300	3,786	3,852
Corporate	—	—	1,225
	$4,243	$8,727	$6,771

A summary of liabilities for severance related actions in connection with management's reorganization and refocus is, as follows:

Severance	2004	2003
Balance, January 1,	$10,371	$ 8,434
Charges	4,243	8,727
Adjustments	(244)	(195)
	14,370	16,966
Payments	(9,298)	(6,637)
Translation adjustments	55	42
Balance December 31,	$ 5,127	$10,371

The liabilities for accrued severance are reflected in accrued expenses. The Company expects to settle these liabilities over the next 24 months in cash, with the majority of the liabilities settling over the next 15 months.

(In thousands, except share data)

A summary of current liabilities recorded by the Animal Health segment which were set up for 2002 closure and exit costs and 2004 and 2003 related activity is, as follows:

Other Closure and Exit Costs	2004	2003
Balance, January 1,	$13,637	$17,420
Charges	—	—
Adjustments	(560)	140
	13,077	17,560
Payments	(6,461)	(5,027)
Translation adjustments	(167)	1,104
Balance December 31,	$ 6,449	$13,637

The remaining balances as of December 31, 2003 primarily relate to contractually required demolition costs, payments related to a discontinued product, lease obligations and other contractually committed costs associated with facility closures announced in 2002. The Company expects to settle these liabilities over the next eighteen months.

2002 Actions

The Company incurred several impairments and other charges related to actions in connection with management's reorganization and refocus to improve future operations. A summary of these charges recorded during 2002 is as follows:

	Severance	Intangible Asset Impairments	Fixed Assets Write-offs	Exit and Facility Closure Costs	Subtotal	Write-down of Inventory (*)	Total
Southern Cross and Reporcin	$ —	$17,023	$16,353	$ 2,342	$ 35,718	$1,382	$ 37,100
AH Goodwill	—	66,011	—	—	66,011	—	66,011
IG Intangibles**	—	6,479	—	—	6,479	—	6,479
AH Facility Closures	—	—	25,066	15,078	40,144	5,048	45,192
Headcount Reductions	6,771	—	—	—	6,771	—	6,771
Total	$6,771	$89,513	$41,419	$17,420	$155,123	$6,430*	$161,553

*Recorded in cost of sales in the Statement of Operations.

**Amounts exclude discontinued operations intangible asset impairments of $7,008.

Animal Health

AH incurred charges in connection with changes in response to and in anticipation of major challenges in the marketplace and in the way the business will be managed in the future. The AH business, which is in low or no growth competitive markets, has been repositioned to enhance working capital management and cash flow.

Southern Cross and Reporcin (AH)

In September 1999, AH acquired the business of Southern Cross Biotech, Pty. Ltd. ("Southern Cross") and the exclusive worldwide license for Reporcin, a product which is used to aid in the production of leaner pork meat.

Under the terms of the license agreement, additional payments are required as regulatory approvals for the product are obtained in certain markets. The Company also was required to complete an FDA approved production facility for Reporcin to complement the acquired Reporcin manufacturing facility. To meet that requirement, the Company purchased a biopharmaceutical production facility in Terre Haute, Indiana in June 2000 and began to prepare the facility for production of Reporcin. In early 2002, the Company commissioned an independent study to re-evaluate the market potential of Reporcin in the U.S. market. At the same time the Company halted the work to prepare the Terre Haute facility for Reporcin production.

In August 2002, the Company received the results of the independent study on the market viability in the U.S. for Reporcin. The study identified a number of business risks that translated into slower market penetration and lower cash flows than previously forecasted. As a result of the revised expected value of Reporcin in the U.S., the Company decided to sell the Terre Haute facility and wrote-down the facility to its estimated fair value. As a result, the Company incurred an impairment charge related to the building and fixed assets of $16,353 and accrued for certain exit and shut-down costs in the amount of $2,342.

The study also caused the Company to reassess the forecasts of future sales of Reporcin in markets where the Company has regulatory approval. The intangible and prepaid royalty balances totaling approximately $21,800 for these markets were compared by market to the undiscounted cash flows. Since impairment was indicated, discounted cash flows were prepared and an impairment charge of $17,023 was recorded. The Company also has re-evaluated the carrying value of the Reporcin manufacturing facility and inventory on hand and wrote-down the inventory to the lower of cost or market, thereby incurring a charge of $1,382.

The Company intends to investigate alternative methods to service the U.S. market and will continue to market Reporcin in markets where registrations have been received.

Impairment—AH Goodwill

As part of the required annual 2002 impairment test, the entire goodwill of Animal Health was written-off resulting in a charge of $66,011. (See Note 12.) New competitive entrants combined with significant price pressure resulted in lower forecasted cash flows. The former strategy of growth through new products, technologies and international market expansion was changed to a strategy to maximize cash generation.

AH Facility Closures

In connection with the Company's repositioning and cash generation strategy, in December 2002, the Company announced the closing of four Animal Health facilities, certain asset write-downs and work force reductions. The facility closings included plants in Missouri, Arkansas, Australia and a research center in New Jersey, which resulted in write-downs and exit costs of $45,192 (consisting of $40,144 of asset impairments and $5,048 of cost of sales).

IG

Impairment—IG Intangible Assets

In the fourth quarter 2002, all significant intangible assets were tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Due to an increased competitive influence in these marketplaces and continued government regulation, the Company determined intangible assets for specific products for the German and French markets needed to be tested and were determined to be impaired. Impairment charges totaling $13,487 were recorded in the fourth quarter based on results of a probability weighted cash flow assessment or independent market valuation. Included therein is an intangible asset impairment of $7,008 related to the discontinued operations of the Company's French subsidiary.

6. Elyzol Dental Gel ("EDG") Product Sale and Related Agreements:

In July 2000, the Company's Danish subsidiary sold the patents, trademarks, marketing authorizations, and inventory related to the Elyzol Dental Gel ("EDG") product for cash proceeds of approximately $8,250. Concurrently with this sale, and due to the specialized nature of the manufacturing process for EDG, the Company entered into a Toll Manufacturing Agreement with the purchaser under which the Company would continue to manufacture EDG for the purchaser for a four-year period. The Company was reimbursed for direct manufacturing costs plus an agreed upon amount for overhead and a variable manufacturing profit which declined as production volumes increased.

As the relative fair value of the assets sold and the Company's toll manufacturing obligation could not be reliably estimated, the Company deferred, as of July 2000, the entire excess of the cash proceeds over the carrying amount of the assets sold and expenses associated with the sale. The deferral initially amounted to approximately $7,800 and has been amortized over the four year term, through June 2004, of the Toll Manufacturing agreement on a straight-line basis, which management believes approximated amortization using the units of production method. Income from the Transition Service Agreement and the contractual profit under the Toll Manufacturing Agreement has been recognized as services are provided or goods are sold to the purchaser.

Approximately $1,900 of the deferral was recognized as income in the years ended December 31, 2003 and 2002 and the remaining approximate $970 was recognized as income in the year ended December 31, 2004.

7. Sales of Subsidiaries:

Discontinued Operations

On September 30, 2003, the Company sold its French subsidiary for $5,967. In accordance with SFAS 144, this subsidiary is treated as a discontinued operation. The net loss for this subsidiary for the years ended December 31, 2003 and 2002 are reflected in the Company's Consolidated Statement of Operations as loss from discontinued operations. Included in the 2003 results is a loss on sale of subsidiary of $4,041, including the allocation of $2,360 of goodwill. Included in the 2002 results is an impairment of intangible assets of $7,008. The assets and liabilities representing the carrying value of the Company's French generics business are presented separately

(In thousands, except share data)

within the asset and liability sections of the Company's Consolidated Balance Sheet. Prior to the discontinuation, the French subsidiary was included within the Company's IG segment.

The following table details selected financial information for the French subsidiary included within discontinued operations:

Statement of Operations

Years Ended December 31,	2003	2002
Revenues	$ 4,096	$ 5,869
(Loss) from operations	$(1,839)	$(8,118)
Loss from disposal	$(4,041)	$ —
Pre-tax (loss)	$(5,880)	$(8,127)
Provision (benefit) for taxes	$ (269)	$(2,033)
(Loss) from discontinued operations	$(5,611)	$(6,094)

Balance Sheet

December 31,	2003	2002
Current assets	$ —	$ 2,797
Non-current assets	$ —	$ 6,666
Current liabilities	$ —	$ 1,247
Deferred taxes and other non-current liabilities	$ —	$ 1,706

Wynco, LLC

On January 7, 2004, the Company purchased the outstanding 50% interest in its joint venture, Wynco, LLC ("Wynco"), an Animal Health distribution company. The purchase price was $4,331, approximately $900 of which is payable over three years, beginning on December 31, 2004. In connection with the acquisition, the Company assumed debt of approximately $6,677. The investment was previously recorded in accordance with the equity method, with the original 50% interest included in the Company's Consolidated Statement of Operations. As of the date of purchase, the Company consolidated the results of Wynco in the Consolidated Statement of Operations and included all related assets and liabilities in the Consolidated Balance Sheet. Wynco first quarter 2004 revenues and operating losses were $19,169 and ($111), respectively. The Company considered this an immaterial acquisition.

On March 30, 2004, the Company sold its 100% interest in this distribution company for $17,000. In connection with the sale, the Company recognized a charge within Other income (expense) of $1,090 related to an intangible asset previously held. Excluding this charge, the Company has recognized a loss on the sale of $433. As part of the transaction, the Company entered into an Agency and Distribution Agreement and Logistics Services Agreement with the buyer. The operations of Wynco are not classified as discontinued operations, as the Company and Wynco will have significant continuing involvement.

Aquatic Animal Health Group

In July 2004, the Company completed the sale of its Aquatic Animal Health Group ("Aquatic"). This business was included in the Animal Health segment and manufactures and markets vaccines primarily for use in immunizing farmed fish (principally salmon) worldwide. During the second quarter of 2004, the Company reached agreement for the sale of Aquatic to the senior management of Aquatic. As of June 30, 2004, the pending sale was approved and was probable. A final purchase agreement was signed and the closing took place in July 2004.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," at June 30, a loss of $9,474 was recorded. In July, the sale was consummated. Through December 31, 2004, proceeds of approximately $4,400 were received. The following summarizes the loss from impairment and sale included in the results of operations for the year ended December 31, 2004:

Costs and assets transferred:	
Approximate carrying and fair value of assets and liabilities transferred	$ 3,600
Assets impaired in June, sold in July:	
Property, plant and equipment, net	9,383
Intangible assets, net	687
	10,070
Curtailment loss booked for Aquatic employees	464
Costs to sell	253
	14,387
Less: Cash received	(4,400)
Loss on sale	$ 9,987
Approximate tax benefit	(2,673)
Net loss on sale of Aquatic	$ 7,314
(Loss) per common share	$ (0.14)

The loss does not include a potential earn out of up to $2,900 that is contingently payable over three years dependent on Aquatic's future profitability.

The operations of Aquatic are not classified as discontinued operations, as the Company and Aquatic will have significant continuing involvement. The Company and Aquatic will continue to manufacture certain products for each other for at least three years and the potential earn out is significant to the cash flows of Aquatic. The loss on the sale of Aquatics is reported in "Asset Impairments and Other" in the Consolidated Statement of Operations.

The results of Aquatic operations included in the Animal Health segment for the twelve months ended December 31, 2004, 2003 and 2002, are summarized as follows:

Twelve Months Ended December 31,	2004	2003	2002
Revenues	$ 7,044	$14,976	$17,148
Operating income (loss), including impairments	$(10,330)	$ (4,322)	$ (840)

8. Earnings Per Share:

Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share reflect the dilutive effect of stock options, warrants and convertible debt when appropriate.

A reconciliation of weighted average shares outstanding for basic to diluted weighted average shares outstanding used in the calculation of EPS is, as follows:

For the Years Ended December 31, *(Shares in thousands)*	2004	2003	2002
Average shares outstanding—basic	52,060	51,606	49,814
Stock options	—	404	—
Convertible notes	—	—	—
Average shares outstanding—diluted	52,060	52,010	49,814

The amount of dilution attributable to the stock options determined by the treasury stock method depends on the average market price of the Company's common stock for the year. Stock options had an anti-dilutive effect in 2004 and 2002 and therefore stock options to purchase 3,456,860 and 4,220,335 shares, respectively, were not included in the diluted EPS calculation. For the year ended December 31, 2003, stock options to purchase 1,915,118 shares were not included because the option price was greater than the average price.

The following table summarizes stock options not included in the computation of diluted EPS:

For the Years Ended December 31, *(Shares in thousands)*	2004	2003	2002
Excluded due to option price greater than market price	1,860	1,915	2,275
Excluded due to antidilution	1,597	—	1,945

The 05 Notes issued in March 1998, convertible into 341,054 shares at December 31, 2004 and 1,196,310 shares at December 31, 2003 and 2002, of common stock at $28.59 per share, were anti-dilutive using the if-converted method and therefore were not included in the diluted EPS calculation.

The 06 Notes issued in June 1999, and convertible into 3,809,343 shares at December 31, 2004, 2003 and 2002, of common stock, were anti-dilutive using the if-converted method and therefore were not included in the diluted EPS calculation.

The numerator for the calculation of basic EPS is net income (loss) for all periods. The numerator for the calculation of diluted EPS is net income plus an add back for interest expense and debt cost amortization, net of income tax effects, related to the convertible notes, when applicable.

A reconciliation of net income (loss) used for basic to diluted EPS is as follows:

	2004	2003	2002
Net income (loss)—basic	$(314,737)	$13,833	$(99,661)
Adjustments under the if-converted method, net of tax	—	—	—
Adjusted net income (loss)—diluted	$(314,737)	$13,833	$(99,661)

9. Accounts Receivable, Net:

Accounts receivable consists of the following:

December 31,	2004	2003
Accounts receivable, trade	$218,353	$259,466
Other	12,255	2,704
	230,608	262,170
Less, allowance for doubtful accounts	4,017	3,699
	$226,591	$258,471

The allowance for doubtful accounts for the three years ended December 31, consists of the following:

	2004	2003	2002
Balance at January 1,	$3,699	$4,233	$ 7,244
Provision for doubtful accounts	355	402	2,234
Reductions for accounts written off	(441)	(902)	(5,767)
Translation and other	404	(34)	522
Balance at December 31,	$4,017	$3,699	$ 4,233

(In thousands, except share data)

10. Inventories:

Inventories consist of the following:

December 31,	2004	2003
Finished product	$170,290	$163,141
Work-in-process	69,804	64,503
Raw materials	69,910	81,633
	$310,004	$309,277

Included in the December 31, 2004 amounts are inventories, (exclusive of those being reclassified), related to one product, gabapentin, which was launched in the fourth quarter of 2004. There is no gabapentin inventory in the December 31, 2003 balances. At December 31, 2004 and 2003, $2,536 and $12,498, respectively, of gabapentin raw materials, have been reclassified to prepaid expenses and other, as the cost of the raw materials will be recoverable upon receipt of replacement inventory. Upon receipt, the raw materials will be reclassified as inventory. See Note 18 for additional information regarding gabapentin.

Inventories are valued at the lower of cost or market. Effective January 1, 2003, the Company changed from the last-in first-out (LIFO) method to the first-in first-out (FIFO) method to account for certain of its USG inventories. The method was changed in part to achieve a better matching of revenues and expenses. While a change from the LIFO method to the FIFO methods requires retroactive application to the financial statements, the change was not material to the consolidated financial statements of the Company for any of the periods presented, as the inventory values computed under the LIFO method approximated the inventory values computed under the FIFO method. The FIFO method, or methods that approximate FIFO, are now used to determine cost for all inventories of the Company.

11. Property, Plant and Equipment, Net:

Property, plant and equipment, net, consist of the following:

December 31,	2004	2003
Land	$ 20,915	$ 19,213
Buildings and building improvements	237,034	234,685
Machinery and equipment	540,794	526,260
Construction in-progress	31,764	33,614
	830,507	813,772
Less, accumulated depreciation	373,211	332,218
	$457,296	$481,554

In connection with the Company's closing of plant facilities, the assets representing the fair value of Animal Health's Lowell and Terre Haute facilities totaling $4,825 as of December 31, 2004 and 2003, are being held for sale, and are included in property, plant and equipment. At December 31, 2002, the Wrightstown facility was an asset held for sale. In 2003, the Wrightstown facility was sold for a gain of $2,257. There are no assets related to the Wrightstown facility as of December 31, 2003.

12. Goodwill and Intangible Assets:

Intangible assets consist principally of one major intangible asset class, products rights, including regulatory and/or marketing approvals by relevant government authorities. All intangible assets are subject to amortization. Annual intangible asset amortization expense for the years 2005 through 2009 is currently estimated to be approximately $34,400, $32,800, $31,000, $30,100 and $29,400, respectively.

Identifiable intangible assets are required to be tested for impairment whenever changes in events or circumstances indicate that its carrying amount may not be recoverable. In Germany, in 2003, one product important to the Company's German operations, Pentalong, was required to reprove safety and efficacy by November 2004. The Company has complied with this request, but has not yet received a response to its filing. If the data is not satisfactory to the government, the Company will be required to re-evaluate the carrying value of intangible assets totaling approximately $19,000. The Company believes, but cannot assure, it will be successful.

Intangible assets and accumulated amortization are summarized as follows:

(Intangible assets, primarily products rights)	
Balance, December 31, 2002	$381,067*
Additions	2,579
Amortization	(34,378)
Impairments (product rights)	(2,045)
Translation adjustment	6,797
Sale of French subsidiary	(6,350)
Balance, December 31, 2003	$347,670
Additions	$ 1,787
Amortization	(35,471)
Write-off of intangibles on sale and impairments	(6,024)
Translation adjustment	2,756
Balance, December 31, 2004	$310,718
Accumulated amortization, December 31, 2003	$145,655
Accumulated amortization, December 31, 2004	$ 181,126

**Includes intangible assets of $6,239 related to French subsidiary, classified as assets of discontinued operations.*

The changes in the carrying amount of goodwill attributable to the Company's reportable segments for the years ended December 31, 2003 and 2004, are as follows:

	IG	API	USG	BP	AH	Total
Balance December 31, 2002	$267,548*	$4,927	$ 291,404*	$115,219*	$—	$ 679,098
Adjustment for sale of French subsidiary	(2,360)	—	—	—	—	(2,360)
Foreign exchange translation	40,448	979	—	—	—	41,427
Balance December 31, 2003	305,636	5,906	291,404	115,219	—	718,165
Reduction of goodwill due to realization of pre-acquisition tax benefit	—	—	(3,111)	(1,246)	—	(4,357)
Impairment and write-off of U.S. Generics goodwill	—	—	(260,000)	—	—	(260,000)
Foreign exchange translation	24,327	486	—	—	—	24,813
Balance December 31, 2004	$ 329,963	$ 6,392	$ 28,293	$ 113,973	$—	$ 478,621

**Reclassified for comparative purposes.*

In connection with the sale of its French subsidiary (see Note 7), the Company allocated goodwill totaling $2,360 to discontinued operations.

As required in the fourth quarter of 2004, the Company performed the required annual test for impairment. The assessment was made in conjunction with the budgeting and long-range planning by each segment. The assessment utilized forecasted cash flows discounted at a rate of 11%.

The Company has disaggregated the former USHP segment into two reportable segments, USG and BP. The goodwill resulting from the OPB acquisition was allocated between the segments based on relative fair values at the time of disaggregation, in the first quarter of 2004. The Company, with the assistance of an independent valuation firm, performed the Step 1 impairment test in accordance with FAS 142 as of January 1, 2004, and no impairment was indicated.

The year-end 2004 long-term USG plan reflected the impact of emerging external factors including the increasing number of competitors, including at times authorized generics, and recent experience with a product launch for which pricing was below raw material costs. The impact of these factors was significant in valuing the future contribution from future new product launches. The year-end assessment indicated an impairment of USG's goodwill. The Company has engaged its independent valuation firm to perform the FAS 142 Step II valuation of USG. Based upon the FAS 142 Step II valuation work performed to date, the Company has recorded an estimated impairment loss of $260,000. This amount represents the Company's best estimate of the impairment loss and falls within the estimated range of impairment loss of $233,000 to $273,000. The Company and its independent valuation firm expect to complete the FAS 142 Step II valuation in April 2005. The change in the estimated impairment, if any, will be reflected in the results of operations for the quarter ending March 31, 2005.

13. Long-Term Debt:

The Company has restated its consolidated financial statements for the years ended December 31, 2004 and 2003, to correct the classification of $503,293 and $567,909, respectively of its outstanding debt as current liabilities and to amend disclosures related to the Company's compliance with certain of its debt covenants. Balances at December 31, 2004 and 2003 are restated to classify certain long-term debt as current due to violations of certain debt covenants at December 31, 2004 and 2003, that served to make the associated debt obligations callable. In April and May 2005, the Company has cured all such violations and accordingly, the debt obligations are no longer callable. The 2004 pro forma balances are presented below to reclassify the associated debt as long-term, as if the covenant violations had been cured effective as of December 31, 2004. See Note 2B, Financial Statement Restatement for further details.

(In thousands, except share data)

Long-term debt consists of the following:

December 31,	2004 (Pro Forma)	2004 (Restated)	2003 (Restated)
Senior debt:			
U.S. Dollar Denominated:			
2001 Credit Facility			
Term A	$ 51,792	$ 51,792	$ 85,603
Term B	225,177	225,177	285,766
Revolving Credit	25,000	25,000	—
	301,969	301,969	371,369
8.625% Senior Notes due 2011	220,000	220,000	220,000
Industrial Development Revenue Bonds	—	—	1,200
Denominated in Other Currencies	—	—	33,534
Total senior debt	521,969	521,969	626,103
Subordinated debt:			
3% Convertible Senior Subordinated Notes due 2006 (6.875% yield), including interest accretion	153,918	153,918	147,346
5.75% Convertible Subordinated Notes due 2005	9,752	9,752	34,207
Total subordinated debt	163,670	163,670	181,553
Total long-term debt	685,639	685,639	807,656
Less, current maturities	172,346	675,639	593,316
	$513,293	$ 10,000	$214,340

Senior Debt

On October 5, 2001, the Company, through its wholly-owned subsidiary, Alpharma Operating Corporation ("Alpharma Operating Corporation"), and certain of the Company's subsidiaries entered into a credit agreement ("2001 Credit Facility") with the Bank of America, N.A. and a syndicate of lending institutions that provides up to a maximum of $900,000 of senior credit facilities. The 2001 Credit Facility is collateralized by a pledge by substantially all of the Company's domestic assets and a pledge of 65% of the shares of certain of the Company's foreign subsidiaries. The agreement replaced the prior revolving credit facility, provided the funds required for the acquisition of OPB and related financing costs and increased overall credit availability.

At closing, the 2001 Credit Facility provided for (i) a $300,000 six-year revolving credit facility; (ii) a $175,000 six-year Term Loan A; and (iii) a $425,000 seven-year Term Loan B. In December 2001, the Company prepaid $65,000 of the Term A and Term B loans resulting in the maximum amount available to be borrowed under the 2001 Credit Facility being reduced to $835,000. In 2004, 2003 and 2002, the Company prepaid an additional $75,000, $35,000 and $85,000, respectively of the Term A and Term B loans and recorded an expense for the extinguishment of debt of $1,237, $692 and $1,791.

In December 2002, the 2001 Credit Facility was amended to reduce the revolving credit facility to $150,000. As a result of the modification to the revolving debt arrangement, the Company recognized the related portion of unamortized costs in the statement of income in the amount of $3,176.

The 2001 Credit Facility has several financial covenants including a total debt to EBITDA ratio, senior debt to EBITDA ratio, fixed charge coverage ratio and an interest coverage ratio. In March 2005, an amendment was approved which permitted exclusions from EBITDA of up to $30,000 of cash restructuring charges incurred from July 1, 2004 to December 31, 2005, amended and relaxed the interest coverage ratio and total leverage ratio requirements through December 31, 2005 and allowed for up to $250,000 of asset valuation impairments be subtracted from the required amount of net worth. See Note 3.

Under the terms of the 2001 Credit Facility the Company is required to have at least 50% of its total indebtedness at a fixed interest rate for an initial period of 3 years. To comply with this requirement, in January 2002, the Company entered into a standard interest rate swap in order to fix the interest rate on $60,000 of its variable rate borrowings under the 2001 Credit Facility. As a result of an additional reduction in fixed rate indebtedness due to the exchanges of subordinated debt in March 2002 (discussed below), the Company settled this interest rate swap and entered into a standard interest rate swap to effectively fix the interest rate on $100,000 of its variable rate borrowings at a fixed rate of 7.7% from December 31, 2002 to December 31, 2004. The Company accounted for this swap as a cash flow hedge, which matured on December 31, 2004. The Company has no other interest rate swaps.

The effective interest rates on the Term A, Term B and revolving credit facility for the periods ended December 31, 2004, 2003 and 2002 were 5.6%, 4.3% and 4.6%, respectively.

In addition to financial covenants, the 2001 Credit Agreement has a number of non-financial covenants. These non-financial covenants include a requirement that control over the Company not be transferred from an entity controlled by E.W. Sissener, the Chairman of the Company, or his family, if as a result or at anytime after such transfer a third party holds shares representing 20% or more of the voting rights in the Company. A. L. Industrier ASA ("ALI"), an entity controlled by Mr. Sissener and his family (and a holding company whose only material business is holding shares of the Company), currently controls the Company by beneficial ownership of all of the Company's Class B shares which carries the right to elect a majority of the Company's directors. The continuation of ALI's control of the Company remains subject to the unilateral actions of ALI.

On April 24, 2003, the Company sold $220,000 aggregate principal amount of 8⅝ Senior Notes due 2011. The proceeds of the offering, after deducting fees and expenses, were $197,000. These proceeds, together with funds available from other sources, were used to repay existing 12.5% Senior Subordinated Notes of a wholly-owned subsidiary of the Company. The fees paid to the initial purchasers of the Senior Subordinated Notes of $22,191 were made pursuant to arrangements originally entered into in December 2001. The transaction was accounted for as an extinguishment of the existing Senior Subordinated Notes. As a result, both the fees of $22,191 paid in April 2003 and the unamortized loan costs of $6,217 associated with the Senior Subordinated Notes, were expensed in the second quarter 2003.

The Company is required to register the 8⅝% Senior Notes with the SEC for public trading. The registration is not yet effective and therefore the Company is required to pay an additional 1½% interest per annum to the Note holders until registration becomes effective. At December 31, 2004, the Company had accrued $3,131 related to this requirement, of which $2,573 was to have been paid by December 31, 2004, in accordance with the terms of the Senior Notes. In April 2005, the Company remitted payment of the amount due, to the Trustee for the Senior Notes.

In April 2003, in connection with the offering of the 8⅝% Senior Notes, the Company amended the 2001 Credit Facility to exclude from the definition of EBITDA costs incurred in connection with the issuance of the 8⅝% Notes, including the placement fee, to permit the 8⅝% Notes to be an unsecured senior debt obligation of the Company and to change the senior debt to EBITDA covenant to a senior secured debt to EBITDA covenant.

The 2001 Credit Facility's Term A is payable in quarterly installments ranging from $4,089 to $4,770 through 2007. The Term B is payable in quarterly installments of $580 with balloon payment of $216,471 in 2008. In the event that more than $10,000 of either the 5.75% Convertible Subordinated Notes due 2005 or the 3% Convertible Senior Subordinated Notes due 2006 are outstanding within six months of their due date, the entire remaining balance of the Term A, Term B and the Revolving Credit becomes due and payable.

The Company has issued Industrial Development Revenue Bonds in connection with various expansion projects. In 2003, the Company repaid bonds with a $2,500 principal amount previously requiring monthly interest payments at a floating rate approximating the current money market rate on tax-exempt bonds plus agency and other fees (total rate approximately 4.5%). In addition, the Company repaid bonds with a $1,740 principal amount in 2003, with the remaining $1,200 principal amount requiring fixed interest payments of between 6.875% and 7.25%. The remaining balance of $1,200 was repaid on January 2, 2004.

The mortgage notes payable denominated in Norwegian Kroner (NOK) included amounts issued in connection with the construction and subsequent expansion of a pharmaceutical facility in Lier, Norway. The debt was borrowed in a number of tranches over the construction period and interest was fixed for specified periods based on actual yields of Norgeskreditt publicly traded bonds plus a lending margin of 0.70%. The weighted average interest rate at December 31, 2003 and 2002 was 5.2% and 7.6%, respectively. Yearly principal payments were approximately $1,300. In May 2004, the Company's Norwegian subsidiary prepaid approximately $32,000 of mortgage notes payable in Norwegian Kroner and recorded a loss of $885 on extinguishment of debt.

Subordinated Debt

12% Senior Subordinated Notes:

On December 12, 2001, in connection with the formal closing of the OPB acquisition, Alpharma Operating Corporation sold $200,000 in principal amount of 12% senior subordinated notes due 2009 to affiliates of Banc of America Securities LLC and CIBC World Markets Corp. These notes were repaid on April 24, 2003.

(In thousands, except share data)

3.0% Convertible Senior Subordinated Notes Due 2006:

In June 1999, the Company issued $170,000 principal amount of 3.0% Convertible Senior Subordinated Notes due 2006 (the "06 Notes"). The 06 Notes pay cash interest of 3% per annum, calculated on the initial principal amount of the Notes. The Notes will mature on June 1, 2006 at a price of 134.104% of the initial principal amount. The payment of the principal amount of the Notes at maturity (or earlier, if the Notes are redeemed by the Company prior to maturity), together with cash interest paid over the term of the Notes, will yield investors 6.875% per annum. The interest accrued but which will not be paid prior to maturity (3.875% per annum) is reflected as long-term debt in the accounts of the Company. The 06 Notes are redeemable by the Company after June 16, 2002.

The 06 Notes are convertible at any time prior to maturity, unless previously redeemed, into 31.1429 shares of the Company's Class A Common stock per one thousand dollars of initial principal amount of 06 Notes. This ratio results in an initial conversion price of $32.11 per share. The number of shares into which a 06 Note is convertible will not be adjusted for the accretion of principal or for accrued interest.

In March 2002, the Company completed an exchange of 3,433,104 shares of its Class A Common Stock for a portion of its 06 Notes having an approximate principal value of $53,400. The exchange resulted in a non-cash pre-tax charge of $26,982 ($16,487 after tax) in the first quarter of 2002 (classified in Other, net).

Under the terms of the 2001 Credit Facility, the Company is required to reduce the 06 Notes balance to $10,000 or less by December 1, 2005. The Company intends to refinance the 06 Notes and/or refinance or renegotiate the 2001 facility prior to December 1, 2005. Since the Company cannot demonstrate the ability to refinance either obligation prior to December 1, 2005, $143,918 of the 06 Notes has been classified as current portion of long-term debt in the Balance Sheet.

5.75% Convertible Subordinated Notes Due 2005:

In March 1998, the Company issued $125,000 of 5.75% Convertible Subordinated Notes (the "05 Notes") due 2005. The 05 Notes may be converted into common stock at $28.594 at any time prior to maturity, subject to adjustment under certain conditions. The Company may redeem the 05 Notes, in whole or in part, at a premium plus accrued interest. Concurrently, A. L. Industrier ASA ("ALI"), the controlling stockholder of the Company, purchased at par for cash $67,850 principal amount of a Convertible Subordinated Note (the "Industrier Note"). The Industrier Note had substantially identical adjustment terms and interest rate as the 05 Notes.

On October 5, 2001, in connection with entering into the 2001 Credit Facility, the Company exchanged 2,372,897 shares of Class B common stock for its 5.75% convertible subordinated note due 2005 (principal value $67,850) pursuant to an agreement entered into with ALI on July 11, 2001. This is the number of shares that ALI was entitled to receive upon conversion of the Industrier Note pursuant to its terms.

In December 2001, the Company completed the exchange of 1,483,761 shares of its Class A Common stock for a portion of its 05 Notes having an approximate principal value of $34,134. The exchange resulted in a non-cash charge of $7,357 ($5,860 after-tax or $0.14 per share).

In March 2002, the Company completed an additional exchange of 3,266,850 shares of its Class A Common Stock for a portion of its 05 Notes having an approximate principal value of $56,600. The exchange resulted in a non-cash pre-tax charge of $20,980 ($12,819 after tax) in the first quarter of 2002.

On June 15, 2004, the Company repurchased and retired $24,455 of its 05 Notes. As a result of the purchase, the Company recognized pre-tax charges of $673 as a loss on extinguishment of debt. The balance of $9,752 is required to be repaid on April 1, 2005, and is classified as current portion of long-term debt in the Consolidated Balance Sheet.

Maturities of long-term debt on a pro forma basis during each of the next five years and thereafter as of December 31, 2004 are as follows:

2005	$172,346
2006	28,676
2007	21,400
2008	218,217
2009	—
Thereafter	245,000
	$685,639

14. Short-Term Debt:

Short-term debt consists of the following:

December 31,	2004	2003
Domestic	$16,000	$9,500
Foreign	96	—
	$16,096	$9,500

At December 31, 2004, the Company and its domestic subsidiaries have working capital availability under the 2001 Credit Facility. Borrowings under the lines expected to be for periods less than three months are classified as short-term.

At December 31, 2004, the Company's foreign subsidiaries have available lines of credit with various banks totaling approximately $1,800. Drawings under these lines are made for periods generally less than three months. At December 31, 2004, the amount of the unused lines totaled approximately $1,700.

The weighted average interest rate on total short-term debt during the years 2004, 2003 and 2002 was approximately 6.8%, 5.5% and 4.5%, respectively.

15. Income Taxes:

Domestic and foreign income before taxes were $(333,258) and $79,660, respectively in 2004, $(29,462) and $42,833, respectively in 2003 and $(194,121) and $29,712, respectively in 2002. Taxes on income of foreign subsidiaries are provided at the tax rates applicable to their respective foreign tax jurisdictions. The provision (benefit) for income taxes consists of the following:

For the Years Ended December 31,	2004	2003	2002
Current			
Federal	$ 4,963	$ (6,829)	$(28,370)
Foreign	21,070	10,891	8,661
State	3,962	3,022	2,842
	29,995	7,084	(16,867)
Deferred			
Federal	26,108	(7,731)	(38,900)
Foreign	2,563	(2,939)	(61)
State	2,473	3,393	(6,887)
	31,144	(7,277)	(45,848)
Provision (benefit) for income taxes from continuing operations	$61,139	$ (193)	$(62,715)
Benefit for discontinued operations	—	(269)	(2,033)
Provision (benefit) for income taxes	$61,139	$ (462)	$(64,748)

A reconciliation of U.S. federal income taxes to tax provision for continuing operations follows:

Years Ended December 31,	2004	2003	2002
Statutory U.S. federal	$(88,760)	$ 4,680	$(54,699)
State income tax, net of federal tax benefit	4,183	4,151	(2,609)
Lower taxes on foreign earnings, net	(12,076)	(9,477)	(11,277)
Tax credits	(1,108)	(1,113)	(1,141)
Non-deductible costs, principally impairment of intangibles related to acquired companies	91,878	1,368	6,033
Non-deductible interest expense	4,987	—	—
Change in valuation allowance	58,968	1,110	2,861
Other, net	3,067	(912)	(1,883)
Tax provision, continuing operations	$ 61,139	$ (193)	$(62,715)

Deferred tax liabilities (assets) are comprised of the following:

Years Ended December 31,	2004	2003
Accelerated depreciation and amortization for income tax purposes	$ 26,595	$ 3,086
Excess of book basis of acquired assets over tax basis	69,533	47,591
Difference between inventory valuation methods used for book and tax purposes	4,188	2,727
Other	933	8,725
Gross deferred tax liabilities	101,249	62,129
Accrued liabilities and other reserves	(65,914)	(41,062)
Pension liabilities	(7,201)	(3,651)
Loss carryforwards and tax credits	(112,482)	(76,733)
Deferred compensation	(3,890)	(3,030)
Deferred income	(253)	(253)
Other	(1,612)	—
Gross deferred tax assets	(191,352)	(124,729)
Deferred tax assets valuation allowance	104,560	44,461
Net deferred tax liabilities (assets)	$ 14,457	$ (18,139)

(In thousands, except share data)

Deferred tax assets are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future taxable income prior to the expiration of the net operating loss carryforwards. Alpharma has recorded certain U.S. federal deferred tax assets for which it has provided a full valuation allowance as of December 31, 2004. In this assessment, factors such as current and previous U.S. operating losses are given substantially more weight than the outlook for future profitability. The full valuation allowance on the U.S. federal deferred tax assets was determined to be appropriate at December 31, 2004 due to a change in certain available tax planning strategies and continuing domestic losses. As a result of these changes, the Company no longer considers it more likely than not that these net U.S. federal deferred tax assets will be realized in the future and therefore, a full valuation allowance was required at December 31, 2004. Should it be determined in the future that it is more likely than not that these assets will be realized, the valuation allowance would be removed against some or all of the deferred tax assets.

The Company has state loss carryforwards in several states which are available to offset future taxable income. The company has recognized a deferred tax asset related to these loss carryforwards, and has established a valuation allowance for most of these loss carryforwards. Based on analysis of current information, which indicated that it is not more likely than not that most of the state losses will be realized, a valuation allowance has been established for $13,904 of these loss carryforwards.

The Company also has foreign loss carryforwards in various countries (including Germany, Brazil, Luxembourg, France and Hungary) as of December 31, 2004 of approximately $47,298 (tax effected), which are available to offset future taxable income, and have carryforward periods ranging from five years to unlimited. The Company has recognized a deferred tax asset relating to these foreign loss carryforwards. Based on analysis of current information, which indicated that it is not more likely than not that some of the foreign losses will be realized, a valuation allowance has been established for $25,425 of these loss carryforwards.

The following table summarizes the U.S. federal, state and foreign tax loss and tax credit carryforwards, and the corresponding valuation allowances, as of December 31, 2004:

Description	Gross NOL	Asset	Valuation Allowance	Expiration
Federal net operating losses	$130,771	$ 45,770	$45,770	2021 to 2024
State net operating losses	364,151	15,124	13,904	2009 to 2024
Foreign net operating losses	168,611	47,298	25,425	2005 to Unlimited
Research credit	N/A	4,290	4,290	2021 to 2024
Total		$112,482	$89,389	

Federal income tax returns for all years after 1997 are still subject to audit by the Internal Revenue Service. The provisions for unpaid foreign, U.S., federal and state and local income taxes reflected in the consolidated balance sheet are adequate to cover assessments which might result from examinations to be made by the respective tax jurisdictions.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. The Act provides for a temporary incentive for U.S. corporations to repatriate accumulated income earned outside the U.S. by allowing an 85% dividend-received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, without final U.S. Treasury guidance, there remains uncertainty as to the interpretation of some provisions of the Act. As of December 31, 2004, Alpharma management had not decided whether, and to what extent, it might repatriate foreign earnings under the Act and, therefore, did not accrue any taxes in 2004. Since that time, the U.S. Treasury has issued guidance, which appears to clarify a number of the Act's provisions, and the Company has now determined that it will repatriate approximately $135,000 of cash in extraordinary dividends, as defined in the Act, during 2005. The tax impact of repatriating this $135,000 is approximately $9,000. Alpharma may adopt additional reinvestment plans under the Act that could increase the amount to be repatriated under the Act by up to $300 million (subject to Board of Director approval) depending upon a number of factors, including the amount of foreign earnings and profits generated through 2005, but is subject to further U.S. Treasury guidance. The tax impact of repatriating this $300,000 would be approximately $20,000.

16. Pension Plans and Postretirement Benefits:

Domestic:

The Company maintains two qualified noncontributory, defined benefit pension plans covering the majority of its U.S. (domestic) employees: the Alpharma Inc. Pension Plan and the frozen Faulding Inc. Pension Plan. The benefits are based on years of service and the employee's highest consecutive five years compensation during the last ten years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes. Ideally, the Plan's assets will approximate the accumulated benefit obligation ("ABO"). The plan assets are held under two custodians and two investment managers. Plan assets are invested in equities, government securities and bonds. In addition, the Company has unfunded supplemental executive pension plans providing additional benefits to certain employees.

The Company also has an unfunded postretirement medical and nominal life insurance plan ("postretirement benefits") covering certain domestic employees who were eligible as of January 1, 1993. The plan has not been extended to any additional employees. Retired eligible employees are required to contribute for coverage as if they were active employees.

The postretirement transition obligation as of January 1, 1993 of $1,079 is being amortized over twenty years. The discount rate used in determining the 2004, 2003 and 2002 expense was 6.00%, 6.25% and 6.75%, respectively. The health care cost trend rate was 9% for 2005, declining to 5% for 2009, remaining level thereafter. Assumed health care cost trend rates do not have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would not have a material effect on the reported amounts.

Benefit Obligations

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
Change in benefit obligation				
Projected benefit obligation at beginning of year	**$44,160**	$35,815	**$3,364**	$3,421
Service cost	**4,645**	3,982	**78**	100
Interest cost	**2,977**	2,609	**192**	225
Plan participants' contributions	**—**	—	**67**	63
Actuarial (gain) loss	**(2,760)**	2,611	**(390)**	(129)
Benefits paid	**(977)**	(857)	**(344)**	(316)
Projected benefit obligation at end of year	**$48,045**	$44,160	**$2,967**	$3,364

The accumulated benefit obligation for the pension plans at the end of 2004 and 2003 was $37,765 and $31,809, respectively. Alpharma Inc. uses a measurement date of December 31 for its pension plans and other postretirement plans.

Plan Assets

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
Change in plan assets				
Fair value of plan assets at beginning of year	**$28,964**	$19,206	**$ —**	$ —
Actual return on plan assets	**2,059**	3,643	**—**	—
Employer contribution	**4,045**	7,150	**277**	253
Adjustment	**—**	(178)	**—**	—
Plan participant contributions	**—**	—	**67**	63
Benefits paid	**(977)**	(857)	**(344)**	(316)
Fair value of plan assets at end of year	**$34,091**	$28,964	**$ —**	$ —

(In thousands, except share data)

Employer contributions and benefits paid in the above table for the pension plans primarily include those amounts contributed directly to, or paid directly from plan assets.

The asset allocation for the Alpharma Inc. Pension Plan at the end of 2004 (FV Plan assets $26,296) and 2003, and the target allocation for 2005, by asset category, follows. The asset allocation for the Faulding Inc. Pension Plan was 60% equities and 40% debt securities at the end of 2004 (FV Plan assets $7,795). The fair value of plan assets for these plans is $34,091 and $28,964 at the end of 2004 and 2003, respectively. The expected long-term rate of return on these plan assets was 8.75% in 2004 and 2003.

	Target Allocation 2005	Percentage of Plan Assets at Year End 2004	2003
Asset Category			
Equity Securities	70%–80%	75%	75%
Debt Securities	15%–25%	20%	19%
Cash	0%–10%	5%	6%
Real Estate	0%	—	—
Other	0%	—	—
Total		100%	100%

The investment strategy for pension plan assets is to invest in a diversified, professionally managed portfolio of equity and fixed income investments. Equities are typically selected from the S&P 500 in proportion to the S&P 500's sector weightings. Fixed income investments consist of government bonds, high quality corporate bonds and mortgage backed securities.

Funded Status

The funded status represents the difference between the projected benefit obligation and the fair value of the plan assets. Below is a reconciliation of the funded status of the benefit plans to the net liability recognized for the years ended December 31, 2004 and 2003.

	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
Funded status	$(13,955)	$(15,196)	$(2,967)	$(3,364)
Unrecognized net actuarial loss	10,015	12,810	1,168	1,627
Unrecognized net transition obligation	—	6	26	29
Unrecognized prior service cost (benefit)	(337)	(405)	(542)	(667)
Accrued benefit cost	$ (4,277)	$ (2,785)	$(2,315)	$(2,375)

	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
End of Year				
Prepaid benefit cost	$ 455	$ 236	$ —	$ —
Accrued benefit cost	(4,732)	(3,021)	(2,315)	(2,375)
Additional minimum liability	—	(456)	—	(989)
Intangible assets	—	—	—	—
Accumulated other comprehensive income	—	456	—	989
Net amount recognized	$ (4,277)	$ (2,785)	$(2,315)	$(2,375)

At the end of 2004 and 2003 the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2004	2003
End of Year		
Projected benefit obligation	$(48,045)	$(44,160)
Accumulated benefit obligation	(37,765)	(31,809)
Fair value of plan assets	34,091	28,964
Unfunded accumulated benefit obligation	$ (3,674)	$ (2,845)

Expected Cash Flows

Information about expected cash flows for the plans follows:

	Pension Benefits	Postretirement Benefits
Employer Contributions		
2005 Expected	$4,000	$ 200
Expected Benefit Payments		
2005	$ 602	$ 200
2006	666	220
2007	763	240
2008	844	259
2009	931	277
2010–2014	8,027	1,998

	Pension Benefits		Postretirement Benefits	
	2004	2003	**2004**	2003
Weighted average assumptions used to determine obligations as of December 31				
Discount rate	**6.00%**	6.25%	**6.00%**	6.25%
Expected return on plan assets	**8.75%**	8.75%	**N/A**	N/A
Rate of compensation increase	**4.25%**	4.25%	**N/A**	N/A

The expected rate of return on plan assets was determined by applying the Company's target asset allocations to long-term historical rates of return, as disclosed annually by Ibbotson Associates for stocks, bonds, and treasury bills. These amounts are compared to the current investment management plan, which as of December 31, 2004 had an annualized rate of return of approximately 8.73% since its current investment advisory was hired in June 1995.

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Components of net periodic benefit cost						
Service cost	**$ 4,645**	$ 3,982	$ 3,248	**$ 78**	$ 100	$102
Interest cost	**2,977**	2,609	2,202	**192**	225	248
Expected return on plan assets	**(2,574)**	(1,759)	(2,009)	**—**	—	—
Net amortization of transition obligation	**6**	30	30	**3**	3	18
Amortization of prior service cost	**(67)**	(78)	(81)	**(125)**	(125)	—
Recognized net actuarial (gain) loss	**550**	569	(23)	**68**	112	54
Net periodic benefit cost	**$ 5,537**	$ 5,353	$ 3,367	**$ 216**	$ 315	$422

	Pension Benefits		Postretirement Benefits	
	2004	2003	**2004**	2003
Weighted average assumptions used to determine net cost				
Discount rate	**6.25%**	6.75%	**6.25%**	6.75%
Expected return on plan assets	**8.75%**	8.75%	**N/A**	N/A
Rate of compensation increase	**4.25%**	4.50%	**N/A**	N/A

(In thousands, except share data)

In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has included approximately $(283) and $(1,514) within other comprehensive income as of December 31, 2004 and December 31, 2003, respectively, for the change in additional minimum pension liability.

The Company and its domestic subsidiaries also have two defined contribution plans, one qualified and one non-qualified, which allow eligible employees to withhold a fixed percentage of their salary (maximum 25%) and provide for a Company match based on service (maximum 6%). The Company's contributions to these plans were approximately $2,300 in 2004, 2003 and 2002.

The disclosure above includes the Company's unfunded benefit for selected executives (Supplemental Pension Plan) that provides for the payment of benefits upon retirement or death. Accrued costs included in the Consolidated Balance Sheet as of December 31, 2004 and 2003 are $4,893 and $2,740, respectively. Included within accrued costs at December 31, 2004 is approximately $1,600 for foreign currency translation associated with a pension agreement. Expense (credit) charged to operations during the years ended December 31, 2004, 2003, and 2002 was approximately $(24), $613 and $1,078, respectively.

Europe:

Certain of the Company's European subsidiaries have various defined benefit plans, both contributory and noncontributory, which are available to a majority of employees. Pension plan contributions from the Company and the participants are paid to independent trustees and invested in fixed income and equity securities in accordance with local practices.

Certain subsidiaries also have direct pension arrangements with a limited number of employees. These pension commitments are paid out of general assets and the obligations are accrued but not prefunded.

Benefit Obligations	2004	2003
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 91,765	$ 65,257
Service cost	5,898	4,964
Interest cost	4,747	4,048
Amendments	237	287
Plan participants' contribution	694	656
Actuarial (gain)/loss	(6,642)	8,941
Benefits paid	(2,665)	(2,056)
Translation adjustment	7,663	9,668
Benefit obligation at end of year	$101,697	$ 91,765

The accumulated benefit obligation for the pension plans at the end of 2004 and 2003 was $81,245 and $71,772, respectively.

Plan Assets	2004	2003
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 49,313	$ 37,276
Actual return on plan assets	5,261	1,013
Employer contributions	3,957	5,897
Plan participants' contributions	694	656
Benefits paid	(2,158)	(1,662)
Translation adjustment	3,379	6,133
Fair value of plan assets at end of year	$ 60,446	$ 49,313

Funded Status	2004	2003
Funded status	$ (41,251)	$(42,452)
Unrecognized net actuarial loss	15,993	21,199
Unrecognized transitional obligation	369	497
Unrecognized prior service cost	4,212	4,263
Additional minimum liability	(2,585)	(4,747)
Accrued benefit cost	$ (23,262)	$(21,240)

At the end of 2004 and 2003 the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligation in excess of plan assets were as follows:

	2004	2003
End of Year		
Projected benefit obligation	$101,697	$ 91,765
Accumulated benefit obligation	81,245	71,772
Fair value of plan assets	60,446	49,313
Unfunded accumulated benefit obligation	$ 20,799	$ 22,459

The Company's Norwegian subsidiary has a government sponsored retirement plan that does not allow for funding. The following table details the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for the Company's Norwegian subsidiary:

	Funded	Non-funded	Total
Projected benefit obligations	$43,796	$8,424	$52,220
Accumulated benefit obligations	$32,764	$6,594	$39,358
Fair value of plan assets	$27,672	N/A	$27,672

	2004	2003
Weighted average assumptions at year-end:		
Discount rate	4.9%	5.3%
Expected return on plan assets	5.5%	5.8%
Rate of compensation increase	3.5%	3.5%

Net Periodic Cost

	2004	2003	2002
Components of net periodic benefit cost:			
Service cost	$ 5,898	$ 4,964	$ 3,826
Interest cost	4,747	4,048	3,187
Expected return on plan assets	(3,311)	(2,778)	(2,361)
Amortization of transition obligation	103	8	8
Amortization of prior service cost	309	267	225
Recognized net actuarial loss	825	422	91
Net periodic benefit cost	$ 8,571	$ 6,931	$ 4,976

The Company's Danish subsidiary has a defined contribution pension plan for salaried employees. Under the plan, the Company contributes a percentage of each salaried employee's compensation to an account which is administered by an insurance company. Pension expense under the plan was approximately $3,400, $2,800 and $2,200 in 2004, 2003 and 2002, respectively.

The Company has post employment benefit plans in China and Indonesia. Liabilities established under these plans are approximately $900 as of December 31, 2004.

17. Transactions with A. L. Industrier ASA:

Years Ended December 31,	2004	2003	2002
Sales to and commissions received from A. L. Industrier ASA	$ —	$506	$1,925
Compensation received for management services rendered to A. L. Industrier ASA	$148	$423	$ 381
Inventory purchased from and commissions paid to A. L. Industrier ASA	$ —	$ 9	$ 8
Rent expense	$338	$340	$ 507

In 2002 and 2003, the Company and ALI had an administrative service agreement whereby the Company provides management services to ALI. The agreement provided for payment equal to the direct and indirect cost of providing the services subject to a minimum amount. Effective January 1, 2004, the Company and ALI entered into a new administrative service agreement whereby the Company provides management services and rents space to ALI. The agreement provides for payment of a fixed yearly fee of approximately $146. This agreement was approved by the Company's Audit and Corporate Governance Committee.

In connection with the agreement to purchase Alpharma Oslo, ALI retained the ownership of the Skøyen manufacturing facility and administrative offices (not including leasehold improvements and manufacturing equipment) and leases it to the Company. The Company is required to pay all expenses related to the operation and maintenance of the facility in addition to nominal rent. The lease has an initial 20-year term and is renewable at the then fair rental value at the option of the Company for four consecutive five-year terms.

In 2002, the Company signed a net lease agreement with ALI that provides for the leasing of a parking lot at the Skøyen facility through an initial term of October 2014 with the possibility of four consecutive five-year renewal terms. The annual rental is 2.4 million Norwegian Kroner. (Approximately $338 at 2004 average exchange rates.)

In January 2003, the Company divested its Norwegian vitamin business to Nopal, a subsidiary of ALI, for approximately $3,300. The divestiture was a transaction between companies under common control and accordingly, the gain on the sale was accounted for as a capital transaction net of related taxes ($2,267 net increase to Additional Paid-in Capital).

As required, all of the above related party transactions were approved by the Company's Audit and Corporate Governance Committee.

(In thousands, except share data)

18. Contingent Liabilities and Litigation:

The Company is involved in various legal proceedings, of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with the following legal proceedings (other than the gabapentin litigation discussed below) will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

FDA Compliance

During 2001, the Company received a substantial notice of inspection observations ("483 Report") from the FDA at its USG facility in Baltimore. The 483 Report recorded observed deviations from cGMPs. This inspection resulted in an assertion by the FDA that the Company was not in compliance with a 1992 Consent Decree requiring general compliance with cGMPs. In July 2002, the FDA conducted a follow-up inspection to the 2001 inspection of the Baltimore facility and in August 2002 issued a re-inspection report. In response to the 2002 FDA report, the Company submitted a comprehensive corrective action plan to the FDA in October 2002. The FDA has received monthly updates on the plant's progress against its corrective action plan and has continued to monitor the program. The FDA performed another inspection of the Baltimore facility in February of 2004 and issued a 483 Report. While the number and scope of the comments has declined significantly from the Report received in August 2002, the FDA continues to focus on the facility's need to complete its corrective action plan. The Company expects to continue upgrading plant procedures at the Baltimore facility in accordance with the October 2002 corrective action plan and will continue to provide written monthly updates to the FDA. Representatives of the Company and the Baltimore facility met with Baltimore FDA in the fourth quarter of 2004 to discuss progress on the corrective action plan and to clarify expectations and deliverables. The Company anticipates it will be the subject of another inspection in 2005 at which time the Company will be expected to demonstrate substantial completion of its corrective action. No assurance can be given as to the outcome of this anticipated inspection.

Between November 2002 and January 2003, the FDA conducted a routine general inspection at the Company's Elizabeth plant. As a result of this inspection, the Company received an FDA 483 Report in January 2003 that recorded observed deviations from cGMPs. The Company submitted a comprehensive response in February 2003 and is currently taking actions to address the observations made by the FDA, in accordance with the response. The FDA performed a follow-up inspection in late 2003 and issued another 483 Report in December 2003 alleging continued deficiencies in compliance with FDA regulations. Certain product recalls were included in the original corrective action plan and were completed in 2002 and 2003. The Company completed a significant portion of its corrective actions in 2004, with the remainder estimated for completion by December 2006, subject to FDA's final review and satisfaction with the actions taken. During September 2004, the FDA completed a re-inspection of the Elizabeth facility and issued a 483 Report. The number and scope of the comments declined significantly. The Company has submitted its response and is taking action to address the observations. Prior to the September 2004 inspection, the Company's pending requests for new product approvals involving manufacturing at the Elizabeth plant had been withheld. As a result of this inspection, the Company became eligible to obtain new product approvals at the Elizabeth site. In the fourth quarter of 2004, the FDA issued four new ANDA product approvals involving products to be manufactured at the Elizabeth facility.

The total cost and timing of both the Baltimore and Elizabeth corrective action plans are subject to change based upon results of future inspections performed by the respective Baltimore and New Jersey Districts of the FDA. To assist with the implementation of corrective actions at the Baltimore and Elizabeth facilities, the Company has added significant internal and external personnel (largely quality and laboratory personnel) at both sites.

In October 2004, the FDA conducted a general inspection at the Company's Skøyen, Norway API plant. As a result of this inspection, the Company received a 483 Report in October that recorded observed deviations from cGMPs. The Company has responded to the FDA. One of the Company's API products manufactured at the Skøyen facility and is included in the scope of the inspection. The effect, if any, of the FDA inspection on the regulatory status of the Skøyen site or the products manufactured at this site will not be known until the FDA reacts to the Company's response to the 483 Report.

Intellectual Property

In response to the Company's submission to the FDA of its ANDAs filed under paragraph IV for gabapentin capsules and tablets, the Company was sued on June 11, 1998 with respect to capsules and on December 12, 1999 with respect to tablets, by Warner-Lambert Company, which is now owned by Pfizer Inc., in the U.S. District Court for the District of New Jersey for alleged patent infringement under two U.S. patents. The ANDAs submitted seek FDA approval to market the Company's gabapentin capsules and tablets prior to the expiration of Pfizer's patents. In the Company's ANDAs, the Company certified to Pfizer and to the FDA that its proposed generic gabapentin capsules and tablets will not infringe the patents and that the patents are believed to be invalid or unenforceable. The Company filed a motion for summary judgment in both the tablet and capsule litigations claiming non-infringement with respect to both Pfizer's patents. These motions have been decided in the Company's favor by the District Court.

During the initial lawsuits regarding gabapentin tablets and capsules, Pfizer received a third patent covering a gabapentin formulation with low chloride levels. After learning of this patent, the Company certified to the FDA under paragraph IV that the Company's proposed gabapentin capsule and tablet, as disclosed in its previously filed ANDAs, do not infringe this patent and this patent is invalid or unenforceable. In June 2000, Pfizer sued the Company in the U.S. District Court for the District of New Jersey for patent infringement under this third patent. The Company submitted to the court a motion for summary judgment that neither the capsule nor tablet product infringes this patent. This motion is under consideration by the Court and has not yet been ruled on. No trial date has been set for the gabapentin cases relating to the third patent.

In 2003, the Company received confirmation from the FDA that it has secured eligibility for 180-day market exclusivity on gabapentin 100 mg, 300 mg and 400 mg capsules. Exclusivity for this product was triggered in October 2004 for capsules and December 2004 for tablets when Purepac commenced commercial marketing of these gabapentin dosage forms. Concurrently with the Company's launch of gabapentin capsules and tablets, Pfizer launched its authorized gabapentin generic capsules and tablets. In April 2004, the Company entered into agreements with Teva which provided for Teva to share a portion of the Company's potential patent litigation risks regarding the launch of gabapentin and permit Teva to launch gabapentin (in addition to Alpharma's ability to launch), within the Company's exclusivity period. The agreement provides for certain payments to the Company (estimated to be $40,000) based on Teva's net sales during the exclusivity period.

Based upon the Company's launch of its gabapentin product prior to a final decision in the Pfizer patent infringement litigation, there is the possibility that the Company may be liable for monetary damages if the Company is ultimately found to infringe the patent. Such damages could include profits allegedly lost by Pfizer as a result of the Company's entry into the gabapentin market. An award to Pfizer on the theory of lost profits would be material to the Company, even after considering the value of the Teva risk sharing contained in the above-described April 2004 agreement.

On September 15, 2004, Ivax filed a lawsuit against the FDA in the U.S. District Court for the District of Columbia seeking final approval for its gabapentin capsules ANDA and its gabapentin tablets ANDA. The Company intervened in this matter to protect its interests. On September 17, 2004, the District Court ruled against Ivax's request for final product approval, effectively keeping intact the Company's entitlement to exclusivity on both the gabapentin capsule and tablet products. On September 21, 2004, Ivax appealed the case. Before the appeal was decided, on February 10, 2005, the Company entered into a Settlement Agreement pursuant to which Ivax agreed to dismiss its litigation. In return, the Company agreed to selectively waive its exclusivity for gabapentin capsules and tablets effective as of March 23, 2005 and April 29, 2005, respectively. As a result, Ivax will be eligible to receive final FDA approval for its gabapentin capsule and tablet products on such dates and, if received, will subsequently be permitted to enter into the gabapentin capsule and tablet markets on those dates, prior to the lapse of the Company's first-to-file exclusivity period. Until the Company's selective waivers become effective, however, Ivax shall continue to be prohibited from marketing its gabapentin capsule and tablet products.

From time to time, the Company has engaged in other "at-risk" launches, similar to the gabapentin launch, where the Company has not at present been, but may be sued by the brand name drug manufacturer company for alleged patent infringement. In the United States and in certain other countries, such lawsuits could seek lost profit damages which, if recovered, could be material to the Company.

(In thousands, except share data)

SEC Investigation

In June 2002, the SEC notified the Company that it had commenced a formal investigation of the circumstances surrounding the 2000 and 2001 restatements of its financial statements. Deposition and document discovery is underway.

Serious Fraud Office Investigation

In June 2003, the Company received a request for certain information from the United Kingdom Office of Serious Fraud. The Serious Fraud Office ("SFO") requested documents related to the Company's dealings with several of its competitors with respect to activities in certain specified antibiotic drugs during the late 1990s. The Company has responded to this request. The Company has been informed by the SFO that it has initiated a criminal investigation of possible violation of laws by the Company and two of its former U.K. executives. If the Company is found guilty it could be subject to a fine in an amount not limited by statute.

Medicaid Litigation

In 2004, many state and local jurisdictions began investigations of or commenced litigation against pharmaceutical manufacturers and distributors growing out of pharmaceutical pricing practices that allegedly defrauded governmental pharmaceutical reimbursement programs.

The Company was named as a defendant in three such litigations in 2004 in Massachusetts, Kentucky and New York City.

In Massachusetts, the Company is one of thirteen manufacturers named in a suit brought by the Massachusetts Attorney General in the District Court of Massachusetts. The litigation alleges improprieties by the defendants with respect to pricing practices for certain drugs from 1994 through 2003, for which the Massachusetts Medicaid program provided reimbursement. Massachusetts is seeking statutory and civil penalties, including disgorgement of profits and treble damages from each defendant as may be determined at trial. The defendants filed a joint motion to dismiss in early 2004 and disposition is pending. In Kentucky, the Company and its Purepac subsidiary are two of 41 defendant manufacturers alleged to have engaged in fraudulent promotional marketing and sales practices resulting in inflated prices for certain of their respective products in Kentucky, thereby defrauding the state Medicaid program that paid reimbursements on these drugs. Defendants' answers to the Complaint were submitted in February 2005. In New York City, the Company is one of 50 defendants in this action brought by the City of New York alleging that fraudulent Average Wholesale Pricing practices caused the New York State Medicaid program to reimburse drug purchasers at higher than appropriate prices. Procedurally this case is pending inclusion in the Multi-District Litigation being heard in Boston.

In addition, in 2004, the Company also received notifications of investigation into pricing issues and practices from the State of Nevada, and the State of Florida. The Company is currently complying with these requests. In early 2005, the Company was named as one of many defendants in four more pricing litigations brought by Rockland County, NY, Westchester County, NY and the State of Alabama. The Rockland, NY and Westchester, NY complaints are very similar. The Company is one of 49 defendants in both suits, and they both allege fraudulent and misleading schemes that overcharge the Medicaid program for certain prescription drug products. In the Alabama complaint, the Company is one of 79 named defendants and the allegations include improprieties with respect to pricing practices for certain drug products. The Company is in the process of reviewing and responding to the Complaints in each litigation.

The State of Illinois, Chenango County, NY, and Onondaga County, NY have named the Company in lawsuits but at the time of this report, the Company has not received service of process. The Company will review and respond to each Complaint in each litigation it receives.

Perrigo Agreement Litigation

The Federal Trade Commission, in conjunction with various State Attorneys General, completed a formal investigation of the facts and circumstances surrounding a 1998 agreement with Perrigo, Inc. under which the Company inter alia: (i) renounced its 180-day Hatch-Waxman marketing exclusivity for a certain product and (ii) granted a license under a patent related to the product in return for royalty payments from Perrigo. In 2004, the Company entered into a settlement with the FTC and the States whereby the Company agreed to pay $2,500 to the FTC and $750,000 to the States. Five private lawsuits alleging antitrust, unfair competition and restraint of trade have been filed against the Company in connection with this matter. The plaintiffs are seeking treble damages in response to the claims. The Company is in the process of responding to the claims made in the lawsuits.

Chicken Litter Litigation

The Company has been named in a lawsuit which alleges that one of its AH products causes chickens to produce manure that contains arsenic. The suit further alleges that the chicken litter, when used as agricultural fertilizer by chicken farmers, causes a variety of diseases in the plaintiffs (who allegedly live in close proximity to such farm fields). The Company has filed a claim with its insurance carrier and the carrier has responded by reserving its rights to later reject such claim. In addition to the potential for personal injury damages to the plaintiffs, there is the possibility of an adverse customer reaction to the allegations in the lawsuit. The plaintiffs are also requesting that the Company be enjoined from the future sale of the product at issue. The Company is in the initial stages of discovery and therefore has not had the opportunity to form a view on the plaintiff's allegations. Worldwide sales of this product were approximately $24,000 in 2003 and $23,300 in 2004.

Brazilian Tax Claims

The Company is the subject of several tax claims which aggregate approximately $9,500 by the Brazilian authorities relating to the operations of the Company's Animal Health business in Brazil since 1999. The Company believes it has meritorious defenses and intends to vigorously defend its position against these claims.

Other Commercial Disputes

The Company is engaged in disputes with several suppliers, customers and distributors regarding certain obligations with respect to contracts under which the Company obtains raw materials and under which the Company supplies finished products. Given the fact that these disputes will most probably be resolved over more than one year, management does not believe that the disputes in the aggregate will be material to the Company's financial position. However, they could be material to the Company's results of operations or cash flows in the period in which resolution occurs.

In July 2004, the Company settled outstanding litigation with a contract manufacturer who had supplied product to the Company in prior years and received a $5,300 settlement payment.

Other Litigations

The Company and its subsidiaries are, from time to time, involved in other litigation arising out of the ordinary course of business. It is the view of management, after consultation with counsel, that the ultimate resolution of all other pending suits on an individual basis should not have a material adverse effect on the consolidated financial position results of operations of the Company or cash flows of the Company.

19. Leases:

Rental expense under operating leases for the years ended December 31, 2004, 2003 and 2002 was $13,068, $14,068 and $12,567, respectively. Future minimum lease commitments under non-cancelable operating leases during each of the next five years and thereafter are as follows:

Years Ending December 31,	
2005	$11,090
2006	6,326
2007	3,587
2008	2,616
2009	1,853
Thereafter	666
	$26,138

20. Stockholders' Equity:

The holders of the Company's Class B Common Stock, (totally held by A. L. Industrier ASA at December 31, 2003), are entitled to elect 66⅔% of the Board of Directors of the Company and may convert each share of Class B Common Stock held into one fully paid share of Class A Common Stock. Whenever the holders of the Company's Common Stock are entitled to vote as a combined class, each holder of Class A and Class B Common Stock is entitled to one and four votes, respectively, for each share held.

The number of authorized shares of Preferred Stock is 500,000; the number of authorized shares of Class A Common Stock is 75,000,000; and the number of authorized shares of Class B Common Stock is 15,000,000.

(In thousands, except share data)

In March 2002, the Company exchanged 3,266,850 of its Class A Common Stock for a portion of its 05 Notes having an approximate principal value of $56,600. The conversion resulted in a non-cash pre-tax charge of $20,980, ($12,819 after tax), which was credited to additional paid-in capital along with accrued but unpaid interest through the exchange date. The total exchange increased common stock and additional paid-in capital by approximately $69,154 (net of unamortized deferred loan costs).

In March 2002, the Company exchanged 3,433,104 shares of its Class A Common Stock for a portion of its 06 Notes having an approximate principal value of $53,400. The conversion resulted in a non-cash pre-tax charge of $26,982, ($16,487 after tax), which was credited to additional paid-in capital along with accrued but unpaid interest through the exchange date. The total exchange increased common stock and additional paid-in capital by approximately $66,995 (net of unamortized deferred loan costs).

A summary of activity in common and treasury stock is as follows:

	2004	2003	2002
Class A Common Stock Issued			
Balance, January 1,	**40,483,818**	39,895,214	32,740,289
Exercise of stock options and other	**199,565**	209,098	178,838
Restricted stock issued, net of forfeitures	**350,430**	154,754	—
Employee stock purchase plan	**243,948**	224,752	276,133
Exchange of 05 Notes	—	—	3,266,850
Exchange of 06 Notes	—	—	3,433,104
Balance, December 31,	**41,277,761**	40,483,818	39,895,214
Class B Common Stock Issued			
Balance, January 1 and December 31,	**11,872,897**	11,872,897	11,872,897
Treasury Stock (Class A)			
Balance, January 1,	**322,947**	322,947	295,367
Purchases	**7,377**	—	27,580
Balance, December 31,	**330,324**	322,947	322,947

During 2003 and 2004, the Company issued 154,754 and 370,550 shares of restricted stock, respectively. Compensation cost for restricted stock is recorded based on the market value on the date of grant. The fair value of restricted stock is charged to unearned compensation in Stockholders' Equity and amortized to expense over the requisite vesting periods. Compensation expense related to restricted stock was $3,067 in 2004 and $326 in 2003. A summary of restricted stock activity is as follows:

	2004
Outstanding awards—beginning of year	**154,754**
New awards granted	**370,550**
Restricted shares forfeited	**(20,120)**
Outstanding awards—end of year	**505,184**
Weighted average market value of new awards on award date	**$18.31**

21. Derivatives and Fair Value of Financial Instruments:

The Company currently uses the following derivative financial instruments for purposes other than trading:

Derivative	Use	Purpose
Forward foreign exchange contracts	Occasional	Entered into selectively to sell or buy cash flows in non-functional currencies.
Interest rate agreements	Occasional	Entered into selectively to fix interest rate for specified periods on variable rate long-term debt.

At December 31, 2004 and 2003, the Company had forward foreign exchange contracts outstanding with a notional amount of approximately $255,850 and $118,487, respectively. These contracts called for the exchange of Scandinavian and European currencies and in some cases the U.S. dollar to meet commitments in or sell cash flows generated in non-functional currencies. All outstanding contracts will expire in 2005 and the unrealized gains and losses are not material. The Company does not account for these transactions as hedges under SFAS 133.

Counterparties to derivative agreements are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.

The Company also used interest rate swaps to hedge variable interest rates, in accordance with the requirements of the 2001 Credit Facility. These swaps have matured in 2004.

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt other than the subordinated notes approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the 2005 and 2006 subordinated notes is based on the bid price of the notes, which are publicly traded. The fair value of the 2011 senior notes, which are not publicly traded, have been calculated based on comparable market yields at December 31, 2004 and December 31, 2003, respectively. The estimated fair value of the subordinated notes at December 31, 2004 and 2003 was as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
5.75% Convertible Subordinated Notes due 2005	$ 9,752	$ 9,813	$ 34,207	$ 34,635
3% Convertible Senior Subordinated Notes due 2006	$153,918	$151,369	$147,346	$176,447
8.625% Senior Notes due 2011	$220,000	$229,482	$220,000	$224,400

22. Stock Options and Employee Stock Purchase Plan:

Prior to May 19, 2003, the Company granted options to key employees to purchase shares of Class A Common Stock under the 1997 Incentive Stock Option and Appreciation Right Plan (the "Plan"). The maximum number of Class A shares available for grant under the Plan was 8,000,000. In addition, the Company had a Non-Employee Director Option Plan (the "Director Plan") which provided for the issue of up to 350,000 shares of Class A Common stock. The exercise price of options granted under the Plan could not be less than 100% of the fair market value of the Class A Common Stock on the date of the grant. Options granted expired from three to ten years after the grant date. Generally, options were exercisable in installments of 25% beginning one year from date of grant. The Plan permitted a cash appreciation right to be granted to certain employees. Included in options outstanding at December 31, 2004, are options to purchase 27,550 shares with cash appreciation rights, 20,500 of which are exercisable. If an option holder ceased to be an employee of the Company or its subsidiaries for any reason prior to vesting of any options, all options which were not vested at the date of termination were forfeited.

On May 19, 2003, the Company's stockholders approved the Alpharma Inc. 2003 Omnibus Incentive Compensation Plan (the "Incentive Compensation Plan"). The Incentive Compensation Plan permits stock option grants, stock appreciation rights grants ("SARs"), annual incentive awards, stock grants, restricted stock grants, restricted stock unit grants, performance stock grants, performance units grants, and cash awards. Upon adoption of the Incentive Compensation Plan, no additional options were granted under the previously existing plans and all shares reserved under these existing plans were returned to the Company's supply of authorized but unissued shares, not reserved for any purpose, although outstanding options granted pursuant to the previously existing plans will remain outstanding. Upon adoption, the maximum number of Class A shares available for grant under the Incentive Compensation Plan was 4,750,000 and the number of shares that were permitted to be issued for Awards other than stock options or SARS (both with a grant price equal to at least fair market value at date of grant), were not to exceed a total of 2,000,000 shares. Options granted expire from three to ten years after the grant date. Generally, options are exercisable in installments of 25% beginning one year from date of grant. If an option holder ceases to be an employee of the Company or its subsidiaries for any reason prior to vesting of any options, all options which are not vested at the date of termination are forfeited. As of December 31, 2004, 3,577,044 shares are available for future grant under all plans.

(In thousands, except share data)

The table below summarizes the activity of the Plan:

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Balance at December 31, 2001	2,675,308	$31.00	1,125,974	$29.84
Granted in 2002[1]	2,641,204	$13.71		
Forfeited in 2002	(934,589)	$31.64		
Exercised in 2002	(161,588)	$16.98		
Balance at December 31, 2002	4,220,335	$20.57	970,023	$30.58
Granted in 2003[1]	427,900	$17.78		
Forfeited in 2003	(494,541)	$20.02		
Exercised in 2003	(212,356)	$10.67		
Balance at December 31, 2003	3,941,338	$20.85	1,911,398	$25.29
Granted in 2004[1]	**383,710**	**$ 19.72**		
Forfeited in 2004	**(671,301)**	**$ 22.44**		
Exercised in 2004	**(196,887)**	**$ 12.31**		
Balance at December 31, 2004	**3,456,860**	**$ 20.85**	**2,091,857**	**$ 23.78**

(1) All options granted in 2002, 2003 and 2004 were with exercise prices equal to fair market value of Class A stock on the date of grant.

The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Expected life (years)	**4.00**	4.12	3.79
Expected future dividend yield (average)	**0.87%**	0.98%	1.20%
Expected volatility	**0.58**	0.57	0.50

The risk-free interest rates for 2004, 2003 and 2002 were based upon U.S. Treasury instrument rates with maturity approximating the expected term. The weighted average interest rate in 2004, 2003 and 2002 amounted to 3.2%, 3.0% and 3.8%, respectively. The weighted average fair value of options granted during the years ended December 31, 2004, 2003, and 2002 with exercise prices equal to fair market value on the date of grant was $9.31, $8.81 and $6.13, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 8.54–$14.44	1,221,122	7.28	$11.79	606,658	$11.72
$15.85–$20.98	887,978	8.29	$18.31	248,393	$17.70
$21.05–$32.25	963,498	4.11	$27.44	852,544	$27.28
$35.00–$62.56	384,262	1.95	$38.96	384,262	$38.96
$ 8.54–$62.56	3,456,860	6.06	$20.85	2,091,857	$23.78

The Company's 2003 Omnibus Incentive Compensation Plan provides for the issuance of performance units that are valued based on the Company's Total Shareholder Return as compared to a market index of peer companies and the satisfaction of a free cash flow threshold. Each performance unit has a potential value between zero and $200. In 2004, approximately 95,082 performance units were granted under this plan, which may result in cash payments based on performance during a three-year period ending December 31, 2006. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 5, "Accounting for Contingencies," the future outcome of the Company's performance measured against peer companies is undeterminable, and therefore the Company has not established a reserve for potential future costs. The potential costs would be $4,754 in 2006 if the Company is in the 50th percentile relative to the peer group and potentially up to $19,016 if the Company is in the 90th percentile relative to the peer group. If the Company had made the computation as of December 31, 2004, the liability would be zero.

The Company has an Employee Stock Purchase Plan by which eligible employees of the Company may authorize payroll deductions up to 4% of their regular base salary to purchase shares of Class A Common Stock at the fair market value. The Company matches these contributions with an additional contribution equal to 50% of the employee's contribution. Shares are issued on the last day of each calendar quarter. The Company's contributions to the plan were approximately $1,500, $1,400, and $1,250 in 2004, 2003 and 2002, respectively, and are included within operating income.

23. Supplemental Data:

Other assets and deferred charges at December 31 include:

	2004	2003
Capitalized software cost, net of amortization	$43,509	$ 46,436
Deferred borrowing costs, net of amortization	8,848	11,914
Equity investment in Wynco, net of distributions	—	5,971
Supplemental Savings Plan	6,410	5,633
Unfunded ABO	2,585	4,746
Deferred tax assets	21,822	20,944
Other	1,961	6,123
	$85,135	$101,767

Years Ended December 31,	2004	2003	2002
Depreciation expense	$51,745	$49,681	$ 44,565
Amortization expense	$44,658	$45,520	$ 38,967
Interest cost incurred:			
Interest expense	$56,324	$59,667	$ 71,496*
Amortization of loan costs	2,737	3,941	4,727
Subtotal	59,061	63,608	76,223
Capitalized interest	405	167	1,904
Interest cost incurred	$59,466	$63,775	$ 78,127
Asset impairment and other:			
Fixed asset impairment	$15,512	$ —	$ —
Loss on sale of Aquatic Animal Health Group	9,987	—	—
Severance as a result of reorganization	4,243	8,727	6,771
Facility closures	—	—	40,144
Intangible asset impairment	—	—	6,479
Southern Cross and Reporcin	—	—	35,718
	$29,742	$ 8,727	$ 89,112

Years Ended December 31,	2004	2003	2002
Other income (expense), net:			
Profit-sharing income	$17,142	$ 9,081	$ —
Interest income	2,108	605	1,411
Sale of product license	4,000	—	—
Sale of ANDA	2,000	—	—
Foreign exchange gains (losses), net	2,502	2,467	(5,342)
Litigation/insurance settlements	5,250	1,200	561
Income from Wynco, carried at equity	—	335	1,013
Loss on sale of Wynco	(1,523)	—	—
Proceeds from sale of trademark	474	1,000	—
Other, net	(566)	(2,249)	(573)
	$31,387	$12,439	$ (2,930)

Includes interest expense from discontinued operations of $11 in 2002.

Supplemental cash flow information:

	2004	2003	2002
Cash paid for interest (net of amount capitalized)	$ 48,089	$54,923	$ 68,693
Cash paid for income taxes (net of refunds)	$ 11,564	$ 2,935	$ 3,116
Other non-cash operating activities:			
Goodwill impairment	$260,000	$ —	$ 66,011
Fixed asset impairments	19,181	—	41,419
Inventory impairments	6,995	—	6,430
Intangible asset impairments	4,450	—	23,502
Other non-cash asset write-downs	1,528	—	7,394
Restricted stock amortization	3,067	326	—
Loss on early extinguishment of debt	2,795	6,909	1,791
Loss on sale of Aquatics business	9,987	—	—
Undistributed earnings of equity subsidiary	—	(78)	(655)
Expense for exchange of convertible notes	—	—	47,961
	$308,003	$ 7,157	$193,853
Other non-cash financing activities:			
Exchange of convertible subordinated notes into equity	$ —	$ —	$110,000

(In thousands, except share data)

24. Information Concerning Business Segments and Geographic Operations:

Prior to 2004, the Company had four reportable segments (IG, API, AH and USHP). As described in Note 1, during 2004, operating results of USHP were disaggregated into USG and BP. Accordingly, the Company now has five reportable segments and prior year information of USHP has been disaggregated into USG and BP. The disaggregation of USHP is based on the manner in which results have been reported internally and does not, in certain instances, reflect arm's length transactions between USG and BP (e.g. BP product is manufactured by USG and transferred at cost). Each business has a segment manager who reports directly to the CEO.

The operations of each segment are evaluated based on earnings before interest and taxes (operating income). Unallocated includes corporate expenses for administration, finance, legal and certain unallocated expenses primarily related to the implementation of a company-wide Enterprise Resource Planning System and the amortization of restricted stock. Eliminations include inter-segment sales. Geographic revenues represent sales to third parties by country in which the selling legal entity is domiciled. Operating assets directly attributable to business segments are included in identifiable assets (i.e., sum of accounts receivable, inventories, net property, plant and equipment and net intangible assets). Operating assets for BP do not include manufacturing property, plant and equipment but do include an allocation of goodwill based on relative fair values as of the first quarter of 2004. Cash, prepaid expenses, and other corporate and non-allocated assets are included in unallocated. For geographic reporting, long-lived assets include net property, plant and equipment and net intangibles. Segment data includes immaterial inter-segment revenues. No customer accounts for more than 10% of consolidated revenues.

	Total Revenue	Operating Income	Identifiable Assets	Depreciation and Amortization	Capital Expenditures
2004					
API	$ 143,199	$ 72,772	$ 155,109	$ 9,508	$ 25,723
BP	62,399	6,452	198,220	7,770	696
IG	385,006	20,898	651,855	22,222	5,601
USG**	458,562	(287,839)[(b)]	442,428	29,081	10,506
Human Pharmaceuticals	1,049,166	(187,717)	1,447,612	68,581	42,526
Animal Health	314,642	24,810	329,870	20,206	5,057
Unallocated	—	(42,687)	226,360	7,616	1,723
Profit-sharing income**	(17,142)	(17,142)	—	—	—
Eliminations	(7,186)	(393)	—	—	—
	$ 1,339,480	$ (223,129)	$ 2,003,842	$ 96,403	$ 49,306
2003					
API	$ 124,485	$ 65,651	$ 132,385	$ 7,683	$13,059
BP	65,258	21,955	198,484	7,738	459
IG	367,766	29,247	625,556	19,297	2,273
USG**	459,408	12,106	741,672	27,222	16,079
Human Pharmaceuticals	1,016,917	128,959	1,698,097	61,940	31,870
Animal Health	295,706	20,133	407,590	20,772	3,985
Discontinued operations*	—	—	—	698	8
Unallocated	—	(39,952)	236,460	11,791	6,756
Profit-sharing income**	(9,081)	(9,081)	—	—	—
Eliminations	(6,257)	(539)	—	—	—
	$1,297,285	$ 99,520	$2,342,147	$95,201	$42,619

	Total Revenue	Operating Income	Identifiable Assets	Depreciation and Amortization	Capital Expenditures
2002					
API	$ 83,557	$ 38,920	$ 106,504	$ 6,861	$10,680
BP	39,148	7,160	210,180	8,737	96
IG	319,633	25,806	561,684	17,343	6,627
USG	468,756	59,093	789,487	24,146	21,470
Human Pharmaceuticals	911,094	130,979	1,667,855	57,087	38,873
Animal Health	321,897	(120,941)[a]	457,593	20,311	25,850
Discontinued operations*	—	—	9,463	1,199	1
Unallocated	—	(34,095)	177,527	4,935	9,666
Eliminations	(2,229)	(154)	—	—	—
	$1,230,762	$ (24,211)	$2,312,438	$83,532	$74,390

*Discontinued operations included for identifiable assets depreciation and amortization and capital expenditures. Discontinued operations have been excluded for IG.

**Metformin ER profit-sharing income included in USG is reclassified as Other income in the Consolidated Statement of Operations.

(a) Animal Health includes charges to operating income of approximately $66,011 related to the write-off of goodwill, asset impairment charges of approximately $37,100, costs associated with facility closings and related asset write-downs of approximately $45,192 and severance charges of approximately $3,852.

(b) U.S. Generic Pharmaceuticals includes charges to operating income related to goodwill impairment of $260,000 and fixed asset impairment charges related to a facility of approximately $15,512.

Geographic Information

	Revenues			Long-Lived Identifiable Assets		
	2004	2003	2002	**2004**	2003	2002
United States	**$ 809,800**	$ 784,800	$ 775,000	**$ 593,400**	$ 920,062	$ 959,800
Norway	**84,100**	85,500	71,700	**67,800**	77,600	82,700
Denmark	**83,300**	69,800	48,400	**90,100**	73,500	59,100
United Kingdom	**122,400**	115,000	109,500	**207,800**	195,500	178,300
Germany	**72,400**	79,700	66,400	**164,700**	156,100	133,300
Other foreign (primarily Europe)*	**167,480**	162,485	159,762	**122,835**	124,627	122,999
	$1,339,480	$1,297,285	$1,230,762	**$1,246,635**	$1,547,389	$1,536,199

*Other foreign has been adjusted to exclude discontinued operations.

(In thousands, except share data)

25. Selected Quarterly Financial Data (unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[a]	Full Year
2004					
Total revenue	$ 311,661	$ 315,975	$ 297,547	$ 414,297	$ 1,339,480
Gross profit	$ 117,994	$ 128,273	$ 115,936	$ 170,835	$ 533,038
Net income (loss)	$ (3,142)	$ 594	$ (4,668)	$(307,521)	$ (314,737)
Earnings (loss) per common share					
Basic	$ (0.06)	$ 0.01	$ (0.09)	$ (5.89)	$ (6.05)
Diluted	$ (0.06)	$ 0.01	$ (0.09)	$ (5.89)	$ (6.05)

	First Quarter	Second Quarter[b]	Third Quarter	Fourth Quarter[c]	Total Year
2003					
Total revenue	$302,237	$333,018	$315,380	$346,650	$1,297,285
Gross profit	$126,521	$138,845	$116,644	$135,599	$ 517,609
Net income (loss)	$ 7,233	$ (4,825)	$ 302	$ 11,123	$ 13,833
Earnings per common share					
Basic	$ 0.14	$ (0.09)	$ 0.01	$ 0.21	$ 0.27
Diluted	$ 0.14	$ (0.09)	$ 0.01	$ 0.21	$ 0.27

(a) The fourth quarter of 2004 includes the following pre-tax charges: Approximately $260,000 related to the write-off of goodwill, an asset impairment charge related to a facility of approximately $15,500 and severance charges of approximately $4,200. In addition, an income tax charge of approximately $59,500 was recorded for a valuation allowance for net domestic deferred tax assets.

(b) The second quarter of 2003 includes pre-tax loss on extinguishment/conversion of debt of $28,408, which is comprised of $22,191 of debt placement fees and $6,217 of deferred debt expense associated with the issuance of $220,000 of 8⅝% Notes.

(c) The fourth quarter of 2003 includes pre-tax charges of $8,727 related to reorganization, refocus and other actions.

26. Guarantor and Nonguarantor Condensed Consolidated Financial Information:

The following financial information is presented to segregate the parent and certain of its wholly-owned subsidiaries which are guarantors under the Senior Unsecured Notes due 2011 from non-guarantor subsidiaries. The guarantors will jointly and severally, and fully and unconditionally, guarantee the Company's obligation under the Notes. The consolidating financial information presents the consolidating balance sheet as of December 31, 2004 and December 31, 2003 and the related statements of operations and cash flows for the twelve months ended December 31, 2004 and 2003 for:

- Alpharma Inc., the parent;
- The guarantor subsidiaries;
- The nonguarantor subsidiaries; and
- The Company on a consolidated basis.

The information includes elimination entries necessary to consolidate Alpharma Inc., the parent, with guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The nonguarantor subsidiaries include the discontinued operations. The parent and guarantor subsidiaries balance sheets as of December 31, 2003 and 2004 have been restated. (See Note 2B.) The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Separate financial statements for the guarantor subsidiaries and the nonguarantor subsidiaries are not presented because management believes that such financial statements would not be meaningful to investors.

Consolidating Balance Sheet

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
As of December 31, 2004					
Current assets:					
Cash and cash equivalents	$ 1,614	$ 774	$ 102,824	$ —	$ 105,212
Accounts receivable, net	32,851	97,588	96,152	—	226,591
Inventories	51,997	133,994	134,732	(10,719)	310,004
Prepaid expenses and other	33,239	(13,414)	7,677	2,763	30,265
Assets of discontinued operations	—	—	—	—	—
Intercompany receivables	1,972,659	700,973	1,193,641	(3,867,273)	—
Total current assets	2,092,360	919,915	1,535,026	(3,875,229)	672,072
Property, plant & equipment, net	112,353	137,035	207,908	—	457,296
Goodwill	4,475	141,262	335,104	(2,220)	478,621
Intangible assets, net	40,960	159,487	110,271	—	310,718
Investment in subsidiaries	112,319	534,611	—	(646,930)	—
Assets of discontinued operations	—	—	—	—	—
Other assets and deferred charges	30,528	531	54,076	—	85,135
Total assets	$2,392,995	$1,892,841	$2,242,385	$(4,524,379)	$2,003,842
Current liabilities:					
Short-term debt	$ —	$ 16,000	$ 96	$ —	$ 16,096
Long-term debt, current portion	373,670	301,969	—	—	675,639
Accounts payable and accrued expenses	60,387	138,831	103,373	2,430	305,021
Accrued and deferred income taxes	6,248	11,918	25,484	—	43,650
Liabilities of discontinued operations	—	—	—	—	—
Intercompany payables	1,092,428	1,603,303	1,171,542	(3,867,273)	—
Total current liabilities	1,532,733	2,072,021	1,300,495	(3,864,843)	1,040,406
Long-term debt:					
Senior	—	—	—	—	—
Convertible subordinated notes	10,000	—	—	—	10,000
Liabilities of discontinued operations	—	—	—	—	—
Deferred income taxes	(39,790)	40,705	33,770	—	34,685
Other non-current liabilities	6,410	484	28,215	—	35,109
Stockholders' equity:					
Class A Common Stock	8,256	—	—	—	8,256
Class B Common Stock	2,375	—	—	—	2,375
Additional paid-in-capital	1,073,921	12,347	490,547	(502,894)	1,073,921
Deferred stock cost	(7,443)	—	—	—	(7,443)
Retained earnings	(347,425)	(232,716)	246,104	(13,388)	(347,425)
Accumulated other comprehensive loss	161,602	—	143,254	(143,254)	161,602
Treasury stock, at cost	(7,644)	—	—	—	(7,644)
Total stockholders' equity	883,642	(220,369)	879,905	(659,536)	883,642
Total liabilities & stockholders' equity	$2,392,995	$1,892,841	$2,242,385	$(4,524,379)	$2,003,842

(In thousands, except share data)

Consolidating Balance Sheet

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
As of December 31, 2003					
Current assets:					
Cash and cash equivalents	$ (3,372)	$ 5,105	$ 56,890	$ —	$ 58,623
Accounts receivable, net	44,293	114,798	99,380	—	258,471
Inventories	75,732	114,707	127,405	(8,567)	309,277
Prepaid expenses and other	14,284	40,408	8,645	3,283	66,620
Assets of discontinued operations	—	—	—	—	—
Intercompany receivables	2,002,901	940,145	1,142,180	(4,085,226)	—
Total current assets	2,133,838	1,215,163	1,434,500	(4,090,510)	692,991
Property, plant & equipment, net	117,751	165,404	198,399	—	481,554
Goodwill	4,912	405,619	310,291	(2,657)	718,165
Intangible assets, net	49,318	179,714	118,638	—	347,670
Investment in subsidiaries	327,406	515,779	—	(843,185)	—
Assets of discontinued operations	—	—	—	—	—
Other assets and deferred charges	35,708	12,231	53,828	—	101,767
Total assets	$2,668,933	$2,493,910	$2,115,656	$(4,936,352)	$2,342,147
Current liabilities:					
Short-term debt	$ —	$ 9,500	$ —	$ —	$ 9,500
Long-term debt, current portion	220,000	371,569	1,747	—	593,316
Accounts payable and accrued expenses	66,139	120,551	106,198	—	292,888
Accrued and deferred income taxes	16,108	163	14,170	—	30,441
Liabilities of discontinued operations	—	—	—	—	—
Intercompany payables	1,086,637	1,846,492	1,152,097	(4,085,226)	—
Total current liabilities	1,388,884	2,348,275	1,274,212	(4,085,226)	926,145
Long-term debt:					
Senior	—	1,000	31,787	—	32,787
Convertible subordinated notes	181,553	—	—	—	181,553
Liabilities of discontinued operations	—	—	—	—	—
Deferred income taxes	(37,406)	47,739	28,342	—	38,675
Other non-current liabilities	5,166	1,481	25,604	—	32,251
Stockholders' equity:					
Class A Common Stock	8,092	—	—	—	8,092
Class B Common Stock	2,375	—	—	—	2,375
Additional paid-in-capital	1,059,104	12,605	491,137	(503,742)	1,059,104
Deferred stock cost	(2,667)	—	—	—	(2,667)
Retained earnings	(23,284)	82,810	187,792	(270,602)	(23,284)
Accumulated other comprehensive loss	94,531	—	76,782	(76,782)	94,531
Treasury stock, at cost	(7,415)	—	—	—	(7,415)
Total stockholders' equity	1,130,736	95,415	755,712	(851,126)	1,130,736
Total liabilities & stockholders' equity	$2,668,933	$2,493,910	$2,115,656	$(4,936,352)	$2,342,147

Consolidating Statement of Operations

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
For the Year Ended December 31, 2004					
Total revenue	$ 338,788	$ 518,551	$ 620,038	$ (137,897)	$ 1,339,480
Cost of sales	233,720	366,072	344,547	(137,897)	806,442
Gross profit	105,068	152,479	275,491	—	533,038
Selling, general and administrative expenses	104,595	452,440	199,132	—	756,167
Operating income (loss)	473	(299,961)	76,359	—	(223,129)
Interest expense	(36,618)	(20,519)	(1,924)	—	(59,061)
Other income (expense), net	(1,963)	26,691	3,864	—	28,592
Equity in earnings of subsidiaries	(274,547)	55,238	—	219,309	—
Income before taxes	(312,655)	(238,551)	78,299	219,309	(253,598)
Provision (benefit) for income taxes	2,082	35,996	23,061	—	61,139
Net income (loss)	$ (314,737)	$(274,547)	$ 55,238	$ 219,309	$ (314,737)
For the Year Ended December 31, 2003					
Total revenue	$ 318,661	$508,736	$588,735	$(118,847)	$ 1,297,285
Cost of sales	215,085	345,221	338,217	(118,847)	779,676
Gross profit	103,576	163,515	250,518	—	517,609
Selling, general and administrative expenses	97,227	140,666	180,521	—	418,414
Operating income (loss)	6,349	22,849	69,997	—	99,195
Interest expense	(56,046)	(5,102)	(2,460)	—	(63,608)
Other income (expense), net	(27,502)	29,264	(23,978)	—	(22,216)
Equity in earnings of subsidiaries	77,871	36,406	—	(114,277)	—
Income before taxes	672	83,417	43,559	(114,277)	13,371
Provision (benefit) for income taxes	(13,161)	5,546	7,153	—	(462)
Net income (loss)	$ 13,833	$ 77,871	$ 36,406	$(114,277)	$ 13,833
For the Year Ended December 31, 2002					
Total revenue	$ 309,170	$507,919	$506,859	$ (93,186)	$1,230,762
Cost of sales	203,473	307,830	287,057	(93,186)	705,174
Gross profit	105,697	200,089	219,802	—	525,588
Selling, general and administrative expenses	234,189	144,222	171,388	—	549,799
Operating income (loss)	(128,492)	55,867	48,414	—	(24,211)
Interest expense	(11,411)	(56,360)	(8,441)	—	(76,212)
Other income (expense), net	(57,268)	3,736	(2,327)	—	(55,859)
Equity in earnings of subsidiaries	30,436	23,699	—	(54,135)	—
Income (loss) before taxes	(166,735)	26,942	37,646	(54,135)	(156,282)
Provision (benefit) for income taxes	(67,074)	(3,494)	7,853	—	(62,715)
Net income (loss) from continuing operations	(99,661)	30,436	29,793	(54,135)	(93,567)
Net discontinued operations	—	—	(6,094)	—	(6,094)
Net income (loss)	$ (99,661)	$ 30,436	$ 23,699	$ (54,135)	$ (99,661)

(In thousands, except share data)

Consolidating Statement of Cash Flows

	Parent	Guarantor	Nonguarantor	Eliminations	Consolidated
For the Year Ended December 31, 2004					
Net cash provided by (used in) operating activities	$ 27,463	$ 58,088	$ 100,611	$—	$ 186,162
Investing Activities:					
Capital expenditures	(4,805)	(11,202)	(33,299)	—	(49,306)
Proceeds from sale of Wynco	—	17,000	—	—	17,000
Proceeds from sale of AAHD	—	—	4,400	—	4,400
Purchase of businesses & intangibles, net of cash required	(286)	(12,857)	(1,501)	—	(14,644)
Net cash used in investing activities	(5,091)	(7,059)	(30,400)	—	(42,550)
Financing Activities:					
Increase (decrease) in short-term debt	—	6,500	78	—	6,578
Reduction of senior long-term debt	—	(95,600)	(32,520)	—	(128,120)
Proceeds from senior long-term debt	—	25,000	—	—	25,000
Proceeds from issuance of stock	7,027	111	—	—	7,138
Reduction of convertible debt	(24,455)	—	—	—	(24,455)
Increase in bank overdraft	2,885	17,107	—	—	19,992
Change in long-term intercompany rec/pay	—	—	—	—	—
Change in investment in subsidiaries	—	—	—	—	—
Change in intercompany dividends	8,479	(8,479)	—	—	—
Change in treasury stock	(229)	—	—	—	(229)
Payment of debt issuance costs	(1,689)	—	—	—	(1,689)
Dividends paid	(9,404)	—	—	—	(9,404)
Net cash provided by (used in) financing activities	(17,386)	(55,361)	(32,442)	—	(105,189)
Net cash flows from exchange rate changes	—	—	8,166	—	8,166
Increase (decrease) in cash	4,986	(4,332)	45,935	—	46,589
Cash and cash equivalents at beginning of year	(3,372)	5,105	56,890	—	58,623
Cash and cash equivalents at end of period	$ 1,614	$ 773	$ 102,825	$—	$ 105,212
For the Year Ended December 31, 2003					
Net cash provided by (used in) operating activities	$ 57,972	$ 38,751	$ 58,347	$—	$ 155,070
Investing Activities:					
Capital expenditures	(7,329)	(16,554)	(18,736)	—	(42,619)
Proceeds from sale of property	2,355	—	—	—	2,355
Proceeds from sale of subsidiary	5,967	—	—	—	5,967
Purchase of businesses & intangibles, net of cash required	(2,093)	(84)	(3,075)	—	(5,252)
Net cash used in investing activities	(1,100)	(16,638)	(21,811)	—	(39,549)
Financing Activities:					
Increase (decrease) in short-term debt	—	(10,500)	27	—	(10,473)
Reduction of senior long-term debt	$(319,789)	(2,499)	(1,676)	—	(323,964)
Proceeds from senior long-term debt	248,000	—	—	—	248,000
Proceeds from issuance of stock	11,321	—	—	—	11,321
Increase in bank overdraft	104	1,826	—	—	1,930
Change in long-term intercompany rec/pay	8,456	(8,456)	—	—	—
Change in investment in subsidiaries	—	—	—	—	—
Change in intercompany dividends	—	—	—	—	—
Change in treasury stock	—	—	—	—	—
Payment of debt issuance costs	(576)	—	—	—	(576)
Dividends paid	(9,320)	—	—	—	(9,320)
Net cash provided by (used in) financing activities	(61,804)	(19,629)	(1,649)	—	(83,082)
Net cash flows from exchange rate changes	—	—	2,221	—	2,221
Increase (decrease) in cash	(4,932)	2,484	37,108	—	34,660
Cash and cash equivalents at beginning of year	1,560	2,621	19,782	—	23,963
Cash and cash equivalents at end of period	$ (3,372)	$ 5,105	$ 56,890	$—	$ 58,623

Consolidating Statement of Cash Flows

	Parent	Guarantor	Nonguarantor	Eliminations	Consolidated
For the Year Ended December 31, 2002					
Net cash provided by (used in) operating activities	$ (7,657)	$ 104,927	$ 64,930	$—	$ 162,200
Investing Activities:					
Capital expenditures	(22,859)	(21,566)	(29,965)	—	(74,390)
Purchase of businesses & intangibles, net of cash required	(8,843)	6,619	(5,089)	—	(7,313)
Net cash used in investing activities	(31,702)	(14,947)	(35,054)	—	(81,703)
Financing Activities:					
Increase (Decrease) in short-term debt	—	19,500	(4,175)	—	15,325
Reduction of senior long-term debt	—	(106,451)	(10,916)	—	(117,367)
Proceeds from senior long-term debt	—	31,000	—	—	31,000
Proceeds from employee stock option and stock purchase plan and other	6,493	—	227	—	6,720
Change in long-term intercompany rec/pay	15,934	—	(15,934)	—	—
Change in intercompany dividends & investment in subsidiaries	26,211	(33,426)	7,215	—	—
Payment of debt issuance costs	580	—	—	—	580
Dividends paid	(9,235)	—	—	—	(9,235)
Net cash provided by (used in) financing activities	39,983	(89,377)	(23,583)	—	(72,977)
Net cash flows from exchange rate changes	—	—	1,549	—	1,549
Increase (decrease) in cash	624	603	7,842	—	9,069
Cash and cash equivalents at beginning of year	936	2,018	11,940	—	14,894
Cash and cash equivalents at end of period	$ 1,560	$ 2,621	$ 19,782	$—	$ 23,963

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

On February 16, 2005, the Company was notified by PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, that PwC would decline to stand for re-election as the Company's independent registered public accounting firm at the Company's upcoming 2005 Annual Meeting of Stockholders. PwC informed the Company that PwC will cease to act as the Company's independent registered public accounting firm upon the completion of the audit of the Company's financial statements as of and for the year ended December 31, 2004. On April 11, 2005, the Company announced the engagement of BDO Seidman, LLP as its new independent accountants.

Controls and Procedures

(a) Disclosure Controls and Procedures

The Company has implemented and maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports the Company files or submits under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's Chief Executive Officer ("CEO") and Executive Vice President and Chief Financial Officer ("CFO") as appropriate to allow timely decisions regarding disclosure. The disclosure controls and procedures involve participation by various individuals in the Company who have access to material information relating to the operations of the Company. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

The Company's CEO and CFO completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Rule 13a-15 as of December 31, 2004. Based on this evaluation, they concluded that the Company's disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2004 because of the material weaknesses described below.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company,
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors of the Company, and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, utilizing the criteria described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission

("COSO"). The objective of this assessment is to determine whether the Company's internal control over financial reporting was effective as of December 31, 2004.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, we identified the following internal control deficiencies that management concluded were material weaknesses.

A) Effective controls to ensure the completeness and accuracy or the review and monitoring of customer discount reserves and certain accrual accounts affecting a number of accounts at our USG business, including revenues, accounts receivables and accrued expenses, were not maintained at December 31, 2004. This control deficiency resulted in audit adjustments to the year end 2004 financial statements. (B) In addition, effective controls to ensure the completeness and accuracy of income tax account balances, including the determination of deferred income tax assets and liabilities, income taxes payable, and income tax expense, were not maintained at December 31, 2004 and we did not have effective controls in place to ensure that the Company's income tax accounts were periodically reconciled to supporting documentation. This control deficiency resulted in audit adjustments to the year end 2004 financial statements. (C) Further, the Company did not have effective controls over the determination of segment disclosures in conformity with generally accepted accounting principles at December 31, 2004. Specifically, as a result of a first quarter 2004 change in its internal reporting of financial information, the Company should have provided disaggregated segment disclosures for U.S. Generics and U.S. Branded Pharmaceuticals in its financial statements beginning in the first quarter of 2004. This control deficiency resulted in the Company restating its interim financial statements for each quarter in 2004 to correct its segment disclosures. This control deficiency also resulted in an audit adjustment to the Company's year end 2004 financial statement segment disclosures and impacted the amount of the goodwill impairment charge recorded in the fourth quarter of 2004. (D) Also, the Company did not maintain effective controls to ensure the appropriate review and monitoring of compliance with certain debt covenants and the resulting classification of debt at December 31, 2004. This control deficiency resulted in the Company failing to identify and disclose non compliance with certain debt covenants and in the misclassification of the related debt as long-term rather than current. This control deficiency resulted in the restatement of the Company's year-end 2004 and 2003 financial statements as well as the interim financial statements for the quarters ended September 30, 2003 and March 31, 2004, June 30, 2004 and September 30, 2004 and in the amendment of disclosures with respect to debt covenant compliance. These control deficiencies could result in a misstatement in the aforementioned accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Based on the factors described above, management has concluded that these control deficiencies constitute four material weaknesses in internal control over financial reporting as of December 31, 2004.

Because of the material weaknesses described above, the Company's management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on the criteria in "Internal Control—Integrated Framework" issued by the COSO.

Management had previously concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the existence of the material weaknesses described in (A), (B) and (C) above. In connection with the restatement of the Company's consolidated financial statements described in Note 2B to the consolidated financial statements, management has determined that the material weakness described in (D) above also existed as of December 31, 2004. Accordingly, management has restated this report on internal control over financial reporting to include this additional material weakness.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report and which expresses an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2004.

(c) Remediation Plan

To remediate the material weakness related to customer discount reserves and certain accrued liability accounts described above, increased focus will be placed on timely review, documentation, and evaluation of related account balances. In addition, the Company has implemented new accounts receivable software in the first quarter of 2005, which has automated the processing of customer remittances to allow for more timely resolution of differences. The new software will automate the matching of customer deductions with outstanding credits and improve the timeliness, completeness, and accuracy of processing customer deductions. The Company is also recruiting an additional accounting manager who will be primarily dedicated to overseeing the controls related to the accounting for discounts to customers and customer related accrued liabilities. To remediate the deficiency related to income taxes described above, the Company has reviewed its control policies for income tax accounting and reemphasized the need for appropriate documentation to support management's financial statement assertions regarding income taxes. In 2004, the company retained an independent public accounting firm to assist the Company in reviewing its international income tax accounts and tax provisions. In 2005, the Company will expand the scope of their services. To remediate the deficiency related to segment disclosure, the Company will institute a more robust review process of disclosures required by generally accepted accounting principles. To remediate the deficiency related to the review and monitoring of compliance with debt covenants, in the second quarter of 2005, the Company has instituted, for all its senior and subordinated debt agreements, a detailed quarterly process for reviewing compliance.

Management has discussed the material weaknesses and corrective actions with the Audit and Corporate Governance Committee.

(d) Changes in Internal Control over Financial Reporting

Other than the retention of an accounting firm to assist in the review of international tax accounts in the fourth quarter of 2004, there have not been any changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. As described above under Remediation Plan, the Company initiated changes to its internal control over financial reporting as part of its steps to remediate the identified control deficiencies in the Company's internal control over financial reporting it considered to be material weaknesses.

Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

The Company's Class A Common Stock is listed on the New York Stock Exchange ("NYSE"). Information concerning the 2004 and 2003 sales prices of the Company's Class A Common Stock is set forth in the table below.

	Stock Trading Price			
	2004		2003	
Quarter	High	Low	High	Low
First	$22.49	$18.73	$17.99	$12.22
Second	$22.20	$18.90	$23.33	$17.42
Third	$20.17	$12.43	$22.85	$18.02
Fourth	$19.85	$14.76	$20.83	$17.51

As of December 31, 2004 and March 14, 2005, the Company's stock closing price was $16.95 and $13.73, respectively.

Holders

As of March 14, 2005, there were 1,038 holders of record of the Company's Class A Common Stock and A.L. Industrier held all of the Company's Class B Common Stock. Record holders of the Class A Common Stock include Cede & Co., a clearing agency which held approximately 96.22% of the outstanding Class A Common Stock as a nominee.

Dividends

The Company has declared consecutive quarterly cash dividends on its Class A and Class B Common Stock beginning in the third quarter of 1984. Quarterly dividends per share in 2004 and 2003 were $.045 per quarter or $.18 per year.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Alpharma Inc.:

We have completed an integrated audit of Alpharma Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Alpharma Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2B, the Company has restated its 2004 and 2003 consolidated financial statements.

Internal Control Over Financial Reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting, that Alpharma Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective controls: (A) to ensure the completeness and accuracy of customer discount reserves and certain accrual accounts at their USG business; (B) to ensure the completeness and accuracy of income tax accounts, including deferred income tax assets and liabilities, income taxes payable, and income tax expense; (C) to ensure that proper segment disclosure under generally accepted accounting principles was made in the consolidated financial statements, and (D) to ensure the appropriate review and monitoring of its compliance with certain debt covenants, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment. (A) Effective controls to ensure the completeness and accuracy or the review and monitoring of customer discount reserves and certain accrual accounts affecting a number of accounts at the Company's USG business, including revenues, accounts receivables and accrued expenses, were not maintained at December 31, 2004. This control deficiency resulted in audit adjustments to the year end 2004 financial statements. (B) In addition, effective controls to ensure the completeness and accuracy of income tax account balances, including the determination of deferred income tax assets and liabilities, income taxes payable, and income tax expense, were not maintained at December 31, 2004 and the Company did not have effective controls in place to ensure that the Company's income tax accounts were periodically reconciled to supporting documentation. This control deficiency resulted in audit adjustments to the year end 2004 financial statements. (C) Further, the Company did not have effective controls over the determination of segment disclosures in conformity with generally accepted accounting principles at December 31, 2004. Specifically, as a result of a first quarter 2004 change in its internal reporting of financial information, the Company should have provided disaggregated segment disclosures for U.S. Generics and U.S. Branded Pharmaceuticals in its financial statements beginning in the first quarter of 2004. This control deficiency resulted in the Company restating its interim financial statements for each quarter in 2004 to correct its segment disclosures. This control deficiency also resulted in an audit adjustment to the Company's year end 2004 financial statement segment disclosures and impacted the amount of the goodwill impairment charge recorded in the fourth quarter of 2004. (D) Also, the Company did not maintain effective controls to ensure the appropriate review and monitoring of compliance with certain debt covenants and the resulting classification of debt at December 31, 2004. This control deficiency resulted in the Company failing to identify and disclose noncompliance with certain debt covenants and in the misclassification of the related debt as long-term rather than current. This control deficiency resulted in the restatement of the Company's year end 2004 and 2003 financial statements as well as the interim financial statements for the quarters ended September 30, 2003 and March 31, 2004, June 30, 2004 and September 30, 2004 and in the amendment of disclosures with respect to debt covenant compliance. These control deficiencies could result in a misstatement in the aforementioned accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Based on the factors described above, management has concluded that these control deficiencies constitute four material weaknesses in internal control over financial reporting as of December 31, 2004.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that Alpharma Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Alpharma Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

Management and we previously concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the material weaknesses described in (A), (B) and (C) above. In connection with the restatement of the Company's consolidated financial statements described in Note 2B to the consolidated financial statements, management has determined that the material weakness described in (D) above also existed as of December 31, 2004. Accordingly, management and we have restated our respective reports on internal control over financial reporting to include this additional material weakness.

PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
March 31, 2005, except for the restatement described in Note 2B to the consolidated financial statements and the matter described in the penultimate paragraph of Management's Report on Internal Control Over Financial Reporting as to which the date is May 5, 2005.

Corporate Information

Board of Directors

Einar W. Sissener
Former Chief Executive Officer, Chairman of the Board, Chairman of the Executive and Finance Committee of the Board [1]

William I. Jacobs
Former Managing Director and Chief Financial Officer of NewPower Holdings, Inc.; Former Senior Executive Vice President of MasterCard International, Chairman of the Audit and Corporate Governance Committee of the Board [2, 3]

Robert Thong
Managing Director of Datamonitor Healthcare, Co-Founder & Managing Partner of NovaSecta; Founder, Chief Executive Officer and Managing Director of Phizz Rx, Ltd. [1]

Ingrid Wiik
Vice Chairman of the Board, President and Chief Executive Officer

Peter G. Tombros
Chief Executive Officer of VivoQuest, Inc., Former Director, President and Chief Executive Officer of Enzon, Inc. [1, 2, 3]

Glen E. Hess
Partner in the Law Firm of Kirkland & Ellis LLP [1]

Jill Kanin-Lovers
Former Senior Vice President, Human Resources of Avon Products, Inc., Chairman of the Compensation Committee of the Board [3]

Farah M. Walters
Former President and Chief Executive Officer of University Hospitals Health System, Inc. and University Hospitals of Cleveland [2, 3]

Ramon M. Perez
Managing Director of Vela Management Group, Ltd. [1]

[1] Executive and Finance Committee [2] Audit and Corporate Governance Committee [3] Compensation Committee

Stockholder Information

For more information about Alpharma, please contact:

Kathleen B. Makrakis
Vice President
Investor Relations
(201) 947-7774
(800) 299-9159
Or visit our website at
www.alpharma.com

Stock Exchange

New York Stock Exchange
NYSE Trading Symbols
Common Stock: ALO
Convertible Notes:
AL005
AL006

Current Auditors

BDO Seidman, LLP
330 Madison Ave.
New York, NY 10017

Annual Meeting

The Annual Meeting of Stockholders will be held at 8:00 am on Thursday, June 23, 2005 at Alpharma, Inc., One Executive Drive, 4th Floor, Fort Lee, NJ 07024.

Form 10-K

The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be provided without charge, upon written request.

Transfer Agent and Registrar

EquiServe Trust Company, N/A
P.O. Box 43010
Providence, RI 02940-3010
Shareholder Inquires
(800) 733-5001
(781) 828-8813—Fax
www.equiserve.com

ALPHARMA